10/2

03032472

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Tractor Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 07 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4778 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 10/2/03

第一拖拉機股份有限公司
FIRST TRACTOR COMPANY LIMITED



eport 2002

CONTENTS







THRIVE ON EDGES

CAPITALIZE ON OPPORTUNITIES

CORPORATE INFORMATION

REGISTERED NAME OF THE COMPANY

First Tractor Company Limited

REGISTERED ADDRESS

154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel: (86 379) 496 7038
Fax: (86 379) 496 7438

WEBSITE

http://www.first-tractor.com.cn

BUSINESS REGISTRATION NUMBER

QGYZZ 003242

LEGAL REPRESENTATIVE OF THE COMPANY

Dong Yong An

COMPANY SECRETARY AND HEAD OF INVESTOR RELATIONS DEPARTMENT

Zhang Guo Long Company Secretary

PRINCIPAL BANKERS

Industrial and Commercial Bank of China
Bank of China
Construction Bank of China
Bank of Communications
Agricultural Bank of China

INTERNATIONAL AUDITORS

Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road, Central
Hong Kong

LEGAL ADVISERS

PRC
Zhong Lun Law Firm
12/F., China Merchants Onward Science & Trade Center
No.2 Donghuannanlu, Jianwai Street,
Beijing 100022, The People's Republic of China

Hong Kong
Li & Partners
22/F., Worldwide House
Central, Hong Kong

H SHARE LISTING

The Stock Exchange of Hong Kong Limited
Stock Code 0038

H SHARE REGISTRARS AND TRANSFER OFFICE

Hong Kong Registrars Limited
Room 1901-1905
19/F., Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

ADDRESS FOR INQUIRIES

PRC
Secretary's office of First Tractor Company Limited
154 Jian She Road
Luoyang, Henan Province
The People's Republic of China
Tel: (86 379) 496 7038
Fax: (86 379) 496 7438
E-mail address: msc0038@vip.371.net

Hong Kong
Li & Partners
22/F., Worldwide House
Central
Hong Kong
Tel: (852) 2501 0088
Fax: (852) 2501 0028

INVESTOR AND MEDIA RELATIONS

Wonderful Sky Public Relations and
Financial Consultant Company Limited
Unit 3101-3103, 31st Floor, Office Tower, Convention Plaza
1 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2851 1038
Fax: (852) 2815 1352

FINANCIAL HIGHLIGHTS

	Year ended 31 December	
	2002	2001
	RMB'000	RMB'000
Turnover	**2,300,223**	1,863,824
Loss from operating activities	**(29,496)**	(63,481)
Finance costs	**(16,546)**	(20,168)
Share of profits and losses of:		
Jointly-controlled entity	**2,162**	830
Associates	**8,178**	(14,788)
Negative goodwill recognised as income on acquisition of an associate	**606**	—
Loss before tax	**(35,096)**	(97,607)
Tax	**(16,776)**	(16,786)
Loss before minority interests	**(51,872)**	(114,393)
Minority interests	**(7,618)**	(3,406)
Net loss from ordinary activities attributable to shareholders	**(59,490)**	(117,799)
Dividend	**—**	—
Loss per share - Basic	**RMB7.58 cents**	RMB15.01 cents



CORPORATE STRUCTURE


FIRST TRACTOR COMPANY LIMITED
51%
First Tractor Qingjiang Tractor Co.,Ltd.
60%
First Tractor Shenyang Tractor Co.,Ltd.
70%
Guizhou Zhenning Biological Industrial Co.,Ltd.
93.43%
Yituo (Luoyang) Harvester Co.,Ltd.
90.1%
Brilliance China Machinery Holdings Limited
35%
First Tractor Building Construction Machinery Co.,Ltd.
99%
Luoyang Changlun Agricultural Machinery Co.,Ltd.
91.67%
Luoyang Changhong High Technology Trading Co.,Ltd.
8.33%
51%
Yituo (Luoyang) Construction Machinery Co.,Ltd.
49%
51%
Yituo (Luoyang) Building Machinery Co.,Ltd.
49%
79.67%
10%
China First Tractor Group Finance Co.,Ltd.
40%
39.6%
First Tractor Ningbo C.S.I. Tractor & Automobile Co.,Ltd.
Shanghai Qiangnong (Group) Co.,Ltd.
59%
Zhenjiang Huachen Huatong Road Machinery Co., Ltd.
59%
Zhenjiang Huatong Aran Machinery Co., Ltd.
65%
Yituo (Zhenjiang) Harvester Co.,Ltd.
25%
Yituo (Luoyang) Diesel Co., Ltd.
7%
45%
Shanghai Yitianxia Property Development Co., Ltd.

7



To Shareholders,

On behalf of the board of directors (the "Directors"), I am pleased to present the annual report of First Tractor Company Limited ("First Tractor" or the "Company") for the year 2002. I would also like to take this opportunity to express our sincere gratitude to the shareholders of the Company.

BUSINESS REVIEW

During the reporting period, First Tractor Company Limited (the "Company") and its subsidiaries (the "Group") realized a sales revenue of RMB2,300,223,000 and recorded a loss of RMB59,490,000 which represents a decrease in loss by 49% against the corresponding period last year. The Company's results have shown signs of recovery growth.

In 2002, the Group's loss dropped by 49% against the same period last year because:

1. The Board of Directors and the management of the Company undertook a major restructuring under which the new decision-making level and the new management level formulated development strategies aimed at stepping up the agricultural and construction machinery business, specializing in the parts and components business, integrating the operations of subsidiaries and seeking international cooperation. According to a comprehensive analytic consultants' proposal of A. T. Kearney Co., Ltd. for the Company, implementation of internal reform and management innovation, identification of correct positioning and clarification of mindset would serve as the basis for the Company to return to growth in the Company's results in 2002.

2. The Company's principal business grew and turnover revenue increased by 23% over 2001. Sales volume of tractor products recorded a substantial growth of which: (1) the sales volume of large-wheeled tractors was 1,372 units, representing an increase of 968 units over the same period last year, up 2.4 times; (2) the sales volume of medium-wheeled tractors was 2,080 units, representing an increase of 278 units, up 15.4%; (3) the sales volume of small four-wheeled tractors was 65,351 units, representing an increase of 12,587 units, up 23.9%; and (4) other operating revenue increased by 109% over the same period last year.

3. Profit from the Company's investments increased. Profit attributable to the Company from associates and jointly-controlled entity increased by RMB24,000,000 over the same period last year. The sales volume of products of subsidiaries of the Group grew rapidly, of which: (1) the sales volume of industrial bulldozers was 666 units, representing an increase of 452 units over the same period last year, up 2.1 times; (2) the sales volume of road rollers was 1,588 units, representing an increase of 358 units over the same period last year, up 29.1%; (3) the sales volume of pavers was 310 units, representing an increase of 146 units over the same period last year, up 89%; (4) the sales volume of mixing machinery was 101 units, representing an increase of 53 units over the same period last year, up 2.1 times; and (5) the sales volume of harvesters was 522 units, representing an increase of 33 units over the same period last year, up 6.75%.

4. Remarkable results were achieved by the Company in management fees by means of appraisal, control of procurement costs, integration of the sales business of tractors and construction machinery, and development of new products.

During the period, the Company failed to turn loss into profit mainly because the business of crawler tractors which supported the Company's profit failed to grew and the Company's growth products have not yet been on scale. However, the management innovation and adjustment of product mix in 2002 laid down a foundation for the Company's sustained growth.

1. Agricultural machinery business. The substantial growth in the Company's agricultural machinery business in 2002 benefited from: (1) the sales volume in the nation-wide tractor market ceased sliding after three consecutive years and began to pick up; (2) the marketing plan for agricultural machinery was changed in response to changes in the market. Achievements were made in tracing closely the market, raising the awareness for accountability, subjectivity and proprietorship , and overcoming the disadvantages of marketing management; and (3) the Company kept in close pace with changes in the market with its key products. The method of development was changed and the development cycle shortened such that the speed of development of new products was in line with changing market needs. For the research, production and sale of 50 HP and 70 HP wheeled tractors, these tractors were produced and sold in the same month so as to scramble for the market, making themselves a new star among the Company's new products.

2. Construction machinery business. In 2002, construction machinery such as rolling machinery, earthwork machinery and road machinery of Brilliance China Machinery Holdings Limited ("BCM") recorded a substantial growth due to: (1) a rapid rise in the sales volume of construction machinery products as a result of the implementation of the grand development strategies for the western part of China, and investment in the construction of infrastructure such as roads; and (2) remarkable achievements made in minimizing internal competition and sharing marketing, production and management resources to step up cooperation as a result of integration of the marketing of products such as rolling machinery and earthwork machinery.



RESEARCH AND DEVELOPMENT OF PRODUCTS AND PRODUCT QUALITY

In 2002, a mechanism was established, through restructuring the Company's internal operations, for rapid market response, development and manufacture of marketable products and development of products for customers'satisfaction.

Research and development of agricultural machinery products: (1) modified products on the basis of the technology of crawler tractors mainly included Dongfanghong- 1362-80 crawler mobile power station, Dongfanghong-1302R/1502R rubber crawler tractor, Dongfanghong-WY10(R) hydraulic excavator, Dongfanghong-YZ1000 agricultural wheeled tractor and Dongfanghong-120R earth mover; (2) modified products of wheeled tractor mainly included Dongfanghong-X700/704, X750, X804, X904 and X1004/1204, etc., the high power "Century Star" series; Dongfanghong-500, 300-1, 354-3 and 404-1, etc. and the medium power series; (3) "King of the Field" low-price products of small wheeled tractor series have been launched in the market; (4) approval of the launch of harvesters such as Dongfanghong-4LZ-2.5 "Star of Harvest" and Dongfanghong-4LZ-180 rice combine harvester; and (5) ancillary products for Dongfanghong tractors such as the rotary cultivator series, the earth auger series and the straw thresher series, etc. The new products have been well-received after being launched in the market.

Construction machinery products: (1) by adjusting the product mix, the Company kept in pace with the market for rolling machinery, and developed and launched new products such as Models LR22030, LDD210, LY9X16, 3Y21X24, etc.; (2) the development of new products of industrial bulldozer moved towards two directions with the launch of Dongfanghong T80, T140 and other products; (3) ZL50 loaders have been developed and launched in the market; (4) the development of pavers moved towards the provision of both large and mini, full-range and specialized, high-grade and multi-purpose as well as intelligent and reliable products. Multi-purpose SP125 pavers, four-wheeled milling machinery and HTH6000 sliding cement pavers were developed by the Company itself; and (5) mixing equipment such as ABH2500 asphalt mixers, BUDI20, BUDI300 storeyed cement mixers and imported $8m^3$ chassis mixers were researched and developed by the Company itself. The development of these products provides an assurance so that the Company possesses the core competitiveness to participate in market competition.

The Company's policy on product quality is to meet market needs, seek customers' satisfaction, continue with improvement and raise brand value. During the reporting period, 139 management standards were revised or replaced in accordance with the ISO9000 Standards for enhancing the unification, coordination and applicability of the management standards. Customers' satisfaction of our products was further increased.

APPLICATION OF FUNDS

In 2002, in line with the needs for operation and strategic development, the Company/the Group: (1) acquired a 79.67% equity interest in China First Tractor Group Finance Company Limited for approximately RMB240,000,000 and carried out a restructuring. The acquisition would provide a platform for the Group's internal financing; (2) established a joint venture Yituo (Luoyang) Building Construction Machinery Co., Ltd. for RMB6,406,000, in which it holds a 35% equity, in order to expand the production and sale of construction machinery and increase its competitiveness on the market; (3) the Company's subsidiary Brilliance China Machinery Holdings Limited acquired a 25% equity interest in Yituo (Luoyang) Diesel Co., Ltd. for USD1,500,000. Satisfactory results were achieved in restructuring the assets and business operations of the some of the subsidiaries of the Group.

BUSINESS DEVELOPMENT STRATEGY

The Group's strategic target is to become the most prominent manufacturer of agricultural and construction machinery in China. In 2003, our strategies are:

1. Strengthening and expanding the agricultural and construction machinery businesses in line with the trend.

(1) Agricultural machinery business

The Company's agricultural machinery products must be able to meet the needs of agriculture, farms and farmers. While the conventional tractor business is under restructuring and consolidation, focus must be placed on the research, manufacture and development of modified products on the basis of the technology of crawler tractors in line with market's and customers' needs. In particular, a breakthrough must be made in the development and marketing of crawler excavators. For the series of wheeled tractors within the range between 15 HP and 120 HP, focus will be placed on the development of wheeled tractors with over 50 HP. The development of harvester business and ancillary agricultural machinery business will be stepped up. The Company provides customers not only with the principal machinery but also its ancillary agricultural machinery for greater development of the agricultural machinery business. The internal combustion engine business will be opened up for the market for medium power tractors, medium-sized carriers and ancillary agricultural vehicles.

(2) Construction machinery business

The Group has to seize the opportunity arising from China's stepping up of infrastructure construction and grand development of the western part of the country. Led by products such as the road machinery, earthwork machinery and rolling machinery series, focus will be placed on the development of loaders and mixing machinery products by targeting the construction machinery with a large market size in combination with the Group's comprehensive resource advantage to create a broad series of various construction machinery products for customers so that new progress will be made in the operating results of the construction machinery products.

2. The Company's parts and components factory will take full advantage of its existing skills, technology and scale to establish a press and casting centre. While improving its internal ancillary market, it will strive to open up the market for ancillary parts and components for expanding room for development.

3. Speed up asset restructuring, optimize resource allocation and carry out merges, cooperation, lease, subcontracting and lease in respect of some of the assets for maximizing the operation efficiency of assets.

4. Continue with integrating and restructuring the business of subsidiaries for increasing the Company's investment return.

5. Seek international cooperation in a proactive approach by importing foreign state-of-the-art products, technology, management and experience.

COMMIT TO DEVELOPMENT BY POOLING TOGETHER STRATEGIES AND EFFORTS

The Company's new management team will focus on establishing regulatory corporate governance for the Company and is committed to the development of the Company for maintaining the interest of shareholders. The Company will response to the changing environment in a positive way by absorbing advanced management concept and experience, innovating management and profiteering methods and achieving efficiency. An efficient results management system for operators will be established for stimulating their initiative and creativity in production operation.

By order of the Board
Dong Yong An
Chairman

Luoyang, the PRC
25 April 2003

ANALYSIS OF FINANCIAL RESULTS

For the year ended 31 December 2002, the Group recorded a turnover of RMB 2,300,223,000, representing an increase of 23.41% over the same period last year. The consolidated loss after tax and minority interests amounted to RMB59,490,000, representing a decrease of 49.5% over the same period last year. The loss per share was RMB7.58 cents.

Classification by business	**January - December 2002** *RMB'000*	January - December 2001 *RMB'000*
Tractor business	**1,497,862**	1,333,838
Road machinery business	**583,190**	433,218
Construction machinery business	**225,836**	178,571
Harvesting machinery business	**31,325**	32,192

From the above, it could be observed that during the year, the turnover of the Group's three major products other than harvesting machinery products, namely tractor, road rolling and construction machinery products, was on the increase. The road rolling machinery recorded the highest growth in turnover, representing an increase of 34.62% over the same period last year.

In 2002, the Company's management proposed a management concept that growth in quantity would be led by marketing; quality of economic operation would be ensured by management; and room for development would be opened up by products. Through the integration of marketing of construction machinery business, allocation of marketing resources was optimized; through the disintegration of marketing organizations for agricultural machinery business, accountability of the marketing staff was increased. These measures yielded satisfactory results in terms of the sales volume of tangible goods in various businesses. In 2002, the sales volume of the Company's lead product - tractor - increased by 26% over the same period last year. The sales volume of construction machinery products also grew by one time over the same period last year. Their sales revenue also increased as indicated in the above table.

ANALYSIS OF COSTS

With respect to cost control, the Company started with the sources. On the basis of the strategic procurement method formulated by A. T. Kearney Co., Ltd. and by means of procurement of large quantities to reduce the procurement prices for materials, the Company's procurement costs of material showed a downward trend in 2002 over last year.

In the production management process, changes were made in the cost and marginal profit. By means of a management method whereby the accountability chain was shortened and accountability area was narrowed, operators would be able to be aware of the management loopholes quickly and make rectification on a timely basis. In 2002, apart from the decline in gross profit of single unit of small tractors as result of the adoption of a price-market sales strategy, the gross profit of single unit of other products was up.

With respect to management fee control, the Company still adopted the target control method by setting a fee control target for various departments to increase the utilization of funds. For the year ended 31 December 2002, the administrative expenses of the Group amounted to RMB205,735,000, down 4.86% against last year, which completely demonstrated that the management yielded good results.

CAPITAL LIQUIDITY AND FINANCIAL ANALYSIS

The detailed table of the Group's major current assets

	31 December 2002 *RMB'000*	31 December 2001 *RMB'000*	**Increase/ (decrease)**
Cash and bank deposits	**989,935**	913,354	8.38%
Accounts receivables, net	**260,794**	354,333	(26.40)%
Inventories, net	**629,704**	559,455	12.56%

In 2002, the Group adopted an order-credit management system for new accounts receivables, under which different sell-on-credit policies were introduced on the basis of the credit rating of customers. Internally, a sales-payment "life-long" accountability system was adopted, under which the recovery of receivables was linked to the interest of the person-in-charge. Furthermore, settlement of long overdue receivables was stepped up by legal means. By adoption of the various aforesaid means, there was a substantial decline in receivables in 2002.

With respect to inventory control, the management applied a colored accounts books management method in which inventories in different periods were recorded in different colors so that the duration of inventories was clear. The above table indicates a rise in inventory fund. On the basis of the needs for the overall development of the Group, there will be a greater growth in the sales volume of various products in 2003. In view of the characteristics of construction machinery, road machinery and harvesting machinery, a certain amount of finished product stock should be kept in the fourth quarter of 2002 in order to meet the sales volume in 2003.

As at 31 December 2002, the Group's bank loans amounted to RMB170,050,000, down 33.85% over 2001. The Group did not have any long-term bank loan.

INVESTMENTS

For the year ended 31 December 2002, satisfactory growth was maintained in the performance of two subsidiaries of the Company, namely, Zhenjiang Huachen Huatong Road Machinery Company Limited and Yituo (Luoyang) Construction Machinery Co., Ltd.. The profit generated by these two subsidiaries amounted to RMB33,160,000 and RMB5,810,000 respectively, representing an increase of 94% and turning loss to profit over the same period last year. The loss of First Tractor Qingjiang Tractor Company Limited declined to RMB6,240,000 in 2002. Performance of First Tractor Shenyang Tractor Company Limited and Yituo (Luoyang) Harvester Co., Ltd. was not satisfactory as loss was still recorded in 2002.

ANALYSIS OF ASSETS AND FINANCIAL POSITION OF THE GROUP

Financial Statistics

Items	Basis of calculation	As at 31 December 2002	As at 31 December 2001
Gearing ratio	Total liabilities/total assets x 100%	**38.55%**	31.74%
Current ratio	Current assets/current liabilities	**2.00**	2.31
Quick ratio	(Current assets - inventories)/current liabilities	**1.47**	1.69
Debt equity ratio	Total liabilities/shareholders' equity x 100%	**62.75%**	46.49%

Analysis of Equity and Reserves

	As at 31 December 2002 *RMB'000*	As at 31 December 2001 *RMB'000*	Changes in amount increase/ (decrease) *RMB'000*
Share capital	**785,000**	785,000	—
Share premium	**1,378,840**	1,378,840	—
Statutory surplus reserve	**59,455**	58,578	**877**
Statutory public welfare fund	**59,455**	58,578	**877**
Reserve fund	**1,172**	834	**338**
Enterprise expansion fund	**928**	590	**338**
Accumulated losses	**236,008**	174,088	**61,920**

PLAN FOR SIGNIFICANT INVESTMENT AND ACQUISITION OF CAPITAL ASSETS OF THE GROUP IN FUTURE

The Group's proposed investment in Brilliance China Machinery Holdings Limited, one of its subsidiaries, by USD19,500,000 (equivalent to approximately RMB0.16 billion) in 2002 has not been completed yet and the Group is expected to continue with the investment in 2003.

CURRENCY EXCHANGE RISK

The Group carries out its day-to-day business activities mainly in the PRC. A large amount of capital income and expenditure is principally denominated in Renminbi, with a small amount of expenditure being denominated in Hong Kong dollars. The Group's foreign exchange debt is mainly applied to the payment of commissions outside China and payment of dividends to holders of H shares. The Group's cash balances are usually deposited with financial institutions in the form of short-term deposits. Bank loans were borrowed in Renminbi and can be repaid out of the income received in Renminbi.

PLEDGE OF ASSETS

As at 31 December 2002, the Group's certain buildings and machinery with an aggregate carrying value of approximately RMB39,990,000, time deposits of approximately RMB5,301,000 and bills receivable of approximately RMB2,431,000, were pledged to banks to secure certain short term bank loans granted to the Group.

In addition, the Group's deposits amounting to approximately RMB152,568,000 are pledged to banks to secure certain bills payables of the Group.

As at 31 December 2002, the Group's deposits amounting to RMB16,210,000 are pledged to a bank for securing certain performance bonds issued by that bank on behalf of a related company.

THE COMPANY'S STAFF AND TRAINING FOR STAFF

As at 31 December 2002, the Company had a total of 14,645 staff members of whom 9,016 were production staff, 490 were engineering technicians, 227 were financial staff and 1,270 were administrative staff.

In 2002, the Company conducted "training as required" in a number of ways. 2,312 staff in different areas were trained so that the professional quality of the staff was raised.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Group and the Company as at 31 December 2002 are set out in note 38 to the financial statements.

EXECUTIVE DIRECTOR

Mr. Dong Yong An, aged 46, joined the China First Tractor Group in 1982, and had been the Workshop Director, Section Chief, Deputy Factory Manager, Factory Manager, Deputy Chief Engineer, Executive Deputy General Manager and General Manager. He had also been the Vice-Chairman and General Manager of the Company. He is currently the Chairman of China First Tractor Group Company Limited and the Company. Mr. Dong is familiar with dynamic engineering and machinery design and is experienced in corporate management and production operation. He graduated from Xian Jiaotong University with a bachelor's degree in 1982 and received a master's degree in engineering from Jiangsu University in 2002. Mr. Dong holds the title of Senior Engineer.

Mr. Liu Da Gong, aged 48, joined the China First Tractor Group in 1975. Mr. Liu had been the Researcher, Supervisor and Vice-General Manager of China First Tractor Group. He is currently the Vice Chairman and General Manager of China First Tractor Group Company Limited and Vice-chairman of the Company. Mr. Liu has rich experience in personnel, human resources labour management and staff training. Mr. Liu graduated from Zheng Zhou University in 1985 and studied the postgraduate course in Henan Province Party College and majored in economic management.

Mr. Liu Wen Ying, aged 54, joined China First Tractor Group in 1975 and had been the Deputy Section Chief, Section Chief, Assistant to Department Head, Head of Accounting Division and Deputy Chief Economist. He is currently the Vice-Chairman and Deputy General Manager of China First Tractor Group Company Limited. Mr. Liu has engaged in financial and economic management and has extensive experience in corporate financial operations and organization management. Mr. Liu graduated from Henan Administrative College with postgraduate qualification in economic management and Dalian Polytechnic University with postgraduate qualification in management science and engineering. Mr. Liu holds the title of Senior Accountant.

Mr. Shao Hai Chen, aged 48, joined the China First Tractor Group in 1977 and had been the Technician, Section Chief, Deputy Factory Manager and Factory Manager of China First Tractor Group. Mr. Shao had also been the Assistant to the General Manager and Vice-General Manager of the Company. Mr. Shao is currently the General Manager of the Company. Mr. Shao is experienced in technology, production and corporate management. Mr. Shao graduated form Luoyang Institute of Technology & Science in 1982 with a bachelor's degree and holds the title of Senior Engineer.

Mr. Cui Qi Hong, aged 58, joined China First Tractor Group in 1967 and had been the Section Chief, Deputy Factory Manager of Sub-Plant, Deputy Department Head, Department Head, Chief Co-ordinator and Assistant to General Manager. Mr. Cui also had been the Deputy General Manager and General Manager of the Company. He is currently the Deputy General Manager of China First Tractor Group Company Limited. Mr. Cui has extensive experience in technology, management, production and operations of the Company. Mr. Cui graduated from Luoyang Industrial College in 1967 and holds the title of Senior Engineer.

Mr. Li Teng Jiao, aged 47, was previously the Deputy Head of Product Development Department of Luoyang Tractor Research Institute. He joined China First Tractor Group in 1995 and had been the Deputy Director of Technology Centre and Deputy Chief Engineer of the Company. He is the Deputy General Manager of China First Tractor Group Company Limited. Mr. Li has extensive experience in machinery design and technology management. He graduated from Jilin Industrial University with a bachelor degree in 1982. He holds the title of Senior Engineer.

Mr. Zhang Jing, aged 47, joined China First Tractor Group in 1975. He was the Deputy Head of Collective Economic Management Office of China First Tractor Group in 1994. He is currently the Assistant to General Manager and Financial Controller of First Tractor Company Limited. Mr. Zhang has extensive experience in corporate financial management, economic and capital operations. Mr. Zhang graduated from Henan Television Broadcast University in 1985 and holds the title of Senior Accountant.

Mr. Cao Chun Guo, aged 48, joined China First Tractor Group in 1977 and had been the Deputy Section Chief, Section Chief and Assistant to Head of Sub-Plant. He had been General Manger of Yituo (Luoyang) Construction Machinery Co., Ltd. and Yituo (Luoyang) Building Machinery Co., Ltd.. Mr. Cao has extensive experience in production, operations and corporate management. He graduated from Central Party College and majored in economic management.

Mr. Liu Shuang Cheng, aged 47, joined China First Tractor Group in 1975 and had been the Committee Member and Workshop Director of China First Tractor Group. He had also been the Assistant to the Factory Manager, Deputy Factory Manager and Factory Manger of the forging plant. He is currently the Factory Manager of the Company's No.1 iron casting factory. Mr. Liu graduated from Central Party College and majored in economic management.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Lu Zhong Min, aged 71, a member of Audit Committee of the Company. He was the Chairman of the board of directors of China First Tractor Group from 1992 to 1995. He was the Chairman of China Association of Agricultural Machinery Manufacturers and a consultant of the Regional Network of Agricultural Machinery to the United Nations. He is also a professor of Jilin University of Technology and Jiangsu Science and Technology University. Mr. Lu graduated from Harrkov Institute of Technology with bachelor degree in 1959. He holds the title of Senior Engineer.

Mr. Tao Xiang, aged 70, joined Chinese People's University in 1962 and has 30 years of experience in teaching and research in finance. He is now a professor and tutor for doctoral postgraduates of the Treasury and Finance Department of Chinese People's University. Mr. Tao has extensive experience in accounting management and international finance. Mr. Tao is the Vice-Chairman of the PRC International Economic Relations Association, a standing member of the Council of International Finance Association in the PRC, an academic committee member of the International Development Research Institute under the State Council's Development Research Centre, a guest professor of the Postgraduates Department of People's Bank of China (Head Office), a guest professor of the International Business College of Nanjiang University. Mr. Tao graduated from the Treasury and Finance Department of Chinese People's University with a bachelor's degree in finance in 1959 and obtained a master's degree in economics from the same university in 1962.

Mr. Chan Sau Shan, Gary, aged 49, a member of Audit Committee of the Company. He was a Director and Head of the Corporate Finance Department of China Development Finance Company (Hong Kong) Limited, a wholly-owned subsidiary of Bank of China and an Executive Officer of International Finance Company Limited of Bank of China. He is in charge of corporate finance, listing and mergers and acquisitions. He is currently the director and general manager of China Everbright Financing Co., Ltd in charge of corporate finance operations. Mr. Chan has 23 years of experience in banking and corporate finance. Mr. Chan received master degree in business administration from the University of Windsor, Ontario, bachelor degree in arts from the University of Western Ontario and attended the Financial Management Program of Stanford University, USA.

Mr. Chen Zhi, aged 47, joined China Agriculture Mechanisation Research Institute in 1982. He had been the Deputy Head of Intelligence Department, Head and Deputy Head of Finance Management Department, Head of the China Agriculture Mechanisation Research Institute and General Manager of 北京華聯機電公司. He is currenlty the Head of the China Agriculture Mechanisation Research Institute. Mr. Chen has considerable experience in design and manufacture of agricultural machinery, science research and financial and scientific management. Mr. Chen graduated from Jilin Industrial University in 1982 with bachelor degree. He studied agricultural machinery at Milan University, Italy in 1991. He also obtained master degree of science management and engineering in June 2000. Mr. Chen holds the title of Researcher.

COMPANY SECRETARY

Mr. Zhang Guo Long, aged 38. Mr. Zhang joined China First Tractor Group in 1987 where he had been a Deputy Section Chief and a Secretary to the Section Chief. He had been a Deputy Managing Director of Yituo (Zhengjiang) Harvester Co., Ltd., a subsidiary of the Company. He is currently a Secretary to the board of directors of the Company. He has experience in equipment maintenance and management, corporate management, capital utilization, etc. Since 1998, he has been working with the secretariat of the board of directors of the Company on operation and management of foreign investment projects and disclosure of company's information. He finished studies in equipment engineering and management at Jiangsu Technical College, and management of engineering at Xian Jiaotong University with a master's degree in management science and engineering. He holds the title of Senior Engineer.

SUPERVISORY COMMITTEE

Mr. Liu A Nan, aged 56, joined the China First Tractor Group in 1965. He was the Deputy Section Chief, Section Chief, Deputy Department Head, Deputy Chief Accountant and Chief Accountant of the China First Tractor Group. He is currently the Chairman of the Supervisory Committee. He has considerable experience in finance and accounting. He graduated from United Correspondence University of Economic Management in 1986 majored in enterprise management in 1986 and holds the title of Senior Accountant.

Ms. Wang Ai Ying, aged 51, joined China First Tactor Group in 1971 and has been Vice-chairman of Labour Union of the China First Tractor Group since 1990. She has been the Chairman of the Labour Union of First Tractor Company Limited since 1999. Madam Wang has extensive experience in propaganda, education and work of the labour union. She graduated from Central Party Correspondence College in 1996, majored in economic management and holds the title of Senior Political Work Engineer.

Mr. Zhao Zhong Hai, aged 47, joined the China First Tractor Group in 1980. He has been the Head of the Supervision Department since 1995. Mr. Zhao has experience in administrative control.

Mr. Xu Wei Lin, aged 41, joined China First Tractor Group in 1982. He has been the Deputy Head and the Head of Auditing Department since 1998. He has experience in production and operation management and auditing of corporate finance. Mr. Xu graduated from Jiangsu Polytechnic University, majored in industrial management and holds the title of Economist.

Mr. Shao Jiang Xin, aged 49, joined China First Tractor Group in 1973. He had been the technician, Deputy Supervisor, Deputy Section Chief, Supervisor, Assistant to Factory Manager, Deputy Factory Manager and Factory Manager. Mr. Shao is currently the Chairman of the Labour Union and Deputy Manger of the Company's No.2 fabricating factory. Mr. Liu graduated from the postgraduate course of Henan Institute of Administration, majored in economic management, and holds the title of Engineer.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2002.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise the production and sale of agricultural tractors. Details of the principal activities of the subsidiaries are set out in note 16 to the financial statements. There were no significant changes in the nature of the Group's principal activities during the year.

2. RESULTS AND DIVIDENDS

The Group's loss for the year ended 31 December 2002 and the state of financial affairs of the Company and the Group at that date are set out in the financial statements on pages 35 to 80.

The directors do not recommend the payment of a final dividend for the year 2002.

3. FINANCIAL SUMMARY

A summary of the published results and of the assets and liabilities of the Group for the last five financial years, as extracted from the published audited financial statements, is set out below. The amounts for 1998 and 1999 have been adjusted for the effects of the retrospective changes in accounting policy for dividend declared after the respective balance sheet dates. This summary does not form part of the audited financial statements.

The financial summary has been prepared in accordance with the Hong Kong accounting standards.

Consolidated results

	Year ended 31 December				
	2002	2001	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Turnover	**2,300,223**	1,863,824	1,997,314	2,865,137	2,703,563
Profit/(loss) before tax	**(35,096)**	(97,607)	(168,056)	138,009	227,444
Tax	**(16,776)**	(16,786)	(13,142)	(44,294)	(75,972)
Profit/(loss) before minority interests	**(51,872)**	(114,393)	(181,198)	93,715	151,472
Minority interests	**(7,618)**	(3,406)	24,145	(13,594)	(19,033)
Net profit/(loss) from ordinary activities attributable to shareholders	**(59,490)**	(117,799)	(157,053)	80,121	132,439

Consolidated assets and liabilities

	As at 31 December				
	2002	2001	2000	1999	1998
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Total assets	**3,334,388**	3,088,579	3,292,787	3,657,209	3,540,244
Total liabilities	**(1,180,321)**	(914,200)	(1,000,726)	(1,022,644)	(959,653)
Minority interests	**(105,225)**	(66,047)	(65,930)	(195,409)	(180,831)
Total	**2,048,842**	2,108,332	2,226,131	2,439,156	2,399,760

4. FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 13 to the financial statements.

5. SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 34 to the financial statements.

During the year of 2002, the Company did not issue any convertible securities, options, warrants or similar rights.

6. PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the People's Republic of China (the "PRC") which would oblige the Company to offer new shares on a pro rata basis to its existing shareholders.

7. PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the reporting period.

8. RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 35 to the financial statements.

9. DISTRIBUTABLE RESERVES

Details of the distributable reserves of the Company as at 31 December 2002 are set out in note 35 to the financial statements.

10. MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2002, the five largest customers and suppliers respectively accounted for less than 30% of the total sales and purchases of the Group. Accordingly, information for the major customers and suppliers needed not be further disclosed.

11. DIRECTORS AND SUPERVISORS

The directors and supervisors of the Company during the year were as follows:

Executive directors:

Mr. Fang Gang (resigned on 8 April 2002)
Mr. Chen Li Wei (resigned on 8 April 2002)
Mr. Dong Yong An
Mr. Liu Da Gong (appointed on 8 April 2002)
Mr. Liu Wen Ying
Mr. Cui Qi Hong
Mr. Shao Hai Chen (appointed on 8 April 2002)
Mr. Li Teng Jiao
Mr. Zhang Jing
Mr. Cao Chun Guo
Mr. Liu Shuang Cheng (appointed on 8 April 2002)

Independent non-executive directors:

Mr. Lu Zhong Min
Mr. Tao Xiang
Mr. Chan Sau Shan, Gary
Mr. Chen Zhi
Mr. Hon Fong Ming (resigned on 14 June 2002)

Supervisors:

Mr. Liu A Nan
Mr. Zhao Zhong Hai
Mr. Xu Wei Lin
Ms. Wang Ai Ying
Mr. Yang You Liang (resigned on 18 February 2002)
Mr. Shao Jian Xin (appointed on 18 February 2002)

On 14 June 2002, the extraordinary general meeting of the Company approved the resignation of Mr. Hon Fong Ming as the independent non-executive director of the Company.

As Mr. Yang You Liang resigned the duties of supervisor of staff representative, the Company elected Mr. Shao Jian Xin as supervisor of staff representative on 18 February 2002 in accordance with the Company's articles of association. The appointment was effective on 18 February 2002.

On 8 April 2002, the extraordinary general meeting was held by the Company to approve the resignation of Mr. Fang Gang and Mr. Chen Li Wei as executive directors of the Company, and to approve the appointment of Mr. Liu Da Gong, Mr. Shao Hai Chen and Mr. Liu Shuang Cheng as executive directors of the Company. The appointment was effective on 8 April 2002.

12. DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 18 to 20 of the Annual Report.

13. SERVICE CONTRACTS OF THE DIRECTORS AND THE SUPERVISORS

Mr. Fang Gang, Mr. Chen Li Wei, Mr. Dong Yong An and Mr. Zhao Zhong Hai entered into service contracts with the Company on 8 May 2000. Mr. Liu Wen Ying, Mr. Cui Qi Hong, Mr. Li Teng Jiao, Mr. Zhang Jing, Mr. Cao Chun Guo, Mr. Liu A Nan, Mr. Xu Wei Lin, Ms. Wang Ai Ying and Mr. Yang You Liang have entered into service contracts with the Company on 12 September 2000. Mr. Shao Jian Xin has entered into service contract with the Company on 18 Febuary 2002. Mr. Liu Da Gong, Mr. Shao Hai Chen, Mr. Liu Shuang Cheng have entered into service contracts with the Company on 8 April 2002. These service contracts are the same in all material respects, details of which are set out as below:

(i) Each service contract commences from the date of the contract to 7 May 2003;

(ii) The total annual salaries payable to each of the executive directors each year for the three years term will be RMB40,000, RMB44,000 and RMB48,400 respectively. The total annual salaries payable to each of the supervisors each year for the three years term will be RMB24,000, RMB26,400 and RMB29,040 respectively; and

(iii) Furthermore, each executive director or supervisor is entitled to a bonus upon completion of each full year of service. The bonuses payable to each of the executive directors each year for the three years term will not be more than RMB20,000, RMB22,000 and RMB24,200 respectively. The bonuses payable to each of the supervisors each year for the three years term will not be more than RMB12,000, RMB13,200 and RMB14,520 respectively.

Save as aforesaid, none of the directors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

14. DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

During the year, no director or supervisor had a material interest in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party.

15. CONTRACTS OF SIGNIFICANCE

None of the Company or any of its subsidiaries has entered into any contract of significance, other than those as disclosed in the connected transactions, with the controlling shareholder at any time during the year ended 31 December 2002.

16. SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the following shareholders holding interests of 10% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 16(1) of the Securities (Disclosure of Interests) Ordinance of Chapter 396 of the laws of Hong Kong ("SDI Ordinance"):

Shareholders	**Class**	**Number of shares** *('000 shares)*	**Percentage of total shares** *(%)*
China First Tractor Group Company Limited (the "Holding")	State-owned legal person shares	450,000	57.32
The HKSCC Nominees Limited	H shares	329,060	41.92

Save as disclosed above, no other parties held any interest in the share capital of the Company as required to be recorded in the register of issued shares kept by the Company under Section 16(1) of the SDI Ordinance.

17. DIRECTORS' AND SUPERVISORS' INTERESTS IN SHARES

As at 31 December 2002, none of the directors or supervisors of the Company held any shares in the Company. None of the directors or supervisors had interest in the share capital in, or debentures of, the Company or any of its associated companies (as defined in the SDI Ordinance). The Company did not grant to any directors and supervisors or their respective spouse or children under 18 years of age any right to subscribe for securities in, or debenture of, the Company and none of the above persons exercised any of such right.

18. CONNECTED TRANSACTIONS

The Group's connected transactions (as defined in the Listing Rules) are set out in note 41 to the financial statements. Save as disclosed in note 41(a) and (c) to the financial statements, the Board of Directors of the Company had approved the entering into of the Financial Services Agreement between China First Tractor Group Finance Company Limited ("FTGF"), the Holding and its subsidiaries. An extraordinary general meeting will be convened to approve the Financial Services Agreement and an announcement will be published to disclose the details in respect thereof. With respect to the connected transactions conducted between the Holding and its subsidiaries prior to the entering into of the Financial Services Agreement with FTGF, the Company has disclosed the same to the Stock Exchange.

Save for such transactions, the Company also has the following connected transactions:

(i) On 6 December 2002, the Company entered into an Agreement of the Joint Venture Yituo (Luoyang) Fuel Jet Co., Ltd. with the Holding and Yituo (Luoyang) Diesel Co., Ltd ("YLDC"). The registered capital of Yituo (Luoyang) Fuel Jet Co., Ltd. was RMB52,000,000 of which RMB39,000,000 was contributed by the Holding by means of assessed assets, accounting for 75% of the registered capital; RMB9,360,000 was contributed by YLDC in cash, accounting for 18% of the registered capital; and RMB3,640,000 was contributed by the Company in cash, accounting for 7% of the registered capital.

Since the Holding is a controlling shareholder of both the Company and YLDC, the investment constituted a connected transaction of the Company pursuant to 14.23 of the Listing Rules. Since the investment of the Company amounting to RMB3,640,000 (approximately HK$3,430,000) which was higher than HK$1,000,000 but less than 3% of the net book value of the tangible assets in the accounts recently published by the Company, it was not subject to the approval of shareholders. The Company made an announcement in respect of the investment in Hong Kong newspapers on 10 December 2002 pursuant to 14.25 (1) of the Listing Rules.

After reviewing the current year's connected transactions, the independent non-executive directors of the Company confirm that:

(i) the transactions were carried out in the normal and usual course of business of the Group;

(ii) the transactions were carried out either (a) on normal commercial terms (as compared with transactions of similar nature carried out by similar entities in the PRC) or (b) (if no similar condition to be compared with) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(iii) the transactions were carried out (a) in accordance with the terms of agreement governing such transactions or (b) if no relevant agreement, on terms no less favourable than terms available to the third parties.

19. APPLICATION OF THE PROCEEDS FROM THE H SHARES ISSUE

The Company raised approximately RMB1,615,500,000 (approximately HK$1,507,500,000) by the issue of 335,000,000 new H shares (the "Shares") under the initial public offering of the Company's H Shares listed on The Stock Exchange of Hong Kong Limited on 23 June 1997 and two subsequent partial exercises of over-allotment option.

The proceeds, other than those amounting to RMB1,119,775,000 which have been spent and disclosed in the previous annual and interim reports, were also applied to the following purposes during the year:

- approximately RMB60,950,000 were applied to financing the purchase of fixed assets for the power diesel engine project in 100/105, and to appreciation in projects under construction.

- the balance of the proceeds were used as additional working capital of the Company.

20. DIRECTORS' AND SUPERVISORS' INTERESTS IN COMPETING BUSINESS

During the year and up to the date of this report, none of the directors or supervisors of the Company are considered to have interests in a business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group, as defined in the Listing Rules.

21. STAFF QUARTER

As all staff quarters have been retained by the controlling shareholder, the Company does not have any staff quarters to sell to its staff. Pursuant to its existing policy, the staff of the Company shall buy the staff quarters at their own expenses (including quarters retained by the controlling shareholder).

22. HOUSING POLICY

Regarding the allocation of housing subsidies policy promulgated by the State, the Company has not yet received the details of the implementation rules and the policy still cannot be implemented. The Company currently does not have any plans or intention regarding the implementation of housing subsidies allocation policy. As such, the Company believes that the policy did not have any significant impact on the financial statements of the Company for the year 2002.

23. STAFF'S BASIC MEDICAL INSURANCE

Since September 2001, the Company has been implementing the staff's basic medical insurance scheme of Luoyang towns and townships. Under the procedures and their implementing rules, the Company shall make contribution to the basic medical insurance calculated at a certain percentage of the total wages of the staff which is stated as staff welfare. The Company assessed that the implementation of the policy would not create a significant impact on the financial statements of the Company as the medical expenses for the staff were also stated as staff welfare in the past.

24. DESIGNATED DEPOSIT AND DEPOSIT DUE

The Company had a sum of RMB80,433,000 deposited with one of the Company's subsidiaries FTGF which is a non-banking financial institution approved by the People's Bank of China and is principally engaged in providing financial and monetary services to group members of China First Tractor Group Company Limited (including the Company and its subsidiaries). The Company did not have any deposits other than those aforesaid deposited with any non-banking financial institution.

The Company granted a loan of RMB70,000,000 and a loan of RMB2,000,000 to two of its subsidiaries, Yituo (Luoyang) Building Machinery Co., Ltd. and Guizhou Zhenning Biological Industrial Co., Ltd. respectively. These loans were granted in the form of designated deposits deposited with FTGF and a commercial bank in the PRC. The Company did not have any designated deposit other than those aforesaid. All the cash deposits of the Company were deposited with commercial banks in the PRC in compliance with the relevant laws and regulations. The Company has not experienced any incident of not being able to withdraw bank deposits when due.

25. POLICIES ON UNIFIED INCOME TAX

The corporate income tax of the Company is subject to 33% tax rate based on its assessable profits.

26. LAND USE RIGHTS

Under the land leasing agreement entered into between the Company and the Holding on 4 June 1997, the Company is entitled to the right of use of land for 50 years from the effective date of the agreement. Furthermore, the Company possesses the ownership certificates of the buildings.

27. SIGNIFICANT EVENTS

(1) On 30 May 2002, the Board of Directors decided to revoke the resolution on an additional investment of RMB15,695,000 in the Company's subsidiary Yituo (Luoyang) Harvester Co., Ltd.("YLHC"), and made a resolution on 25 October 2002 on an additional investment of RMB3,600,000 in YLHC. Upon completion of the capital increase, the Company holds 93.91% of the equity interest in YLHC.

(2) In June 2002, the Company acquired a 79.67% equity interest in FTGF for approximately RMB240,000,000 and carried out a restructuring. The acquisition would help the Group in strengthening centralized management of internal financial resources and provide a platform for the Group's internal financing.

(3) On 2 September 2002, the Board of Directors made a resolution approving the confirmation of the 125MN hotdie forging press project of the forge. The project would involve a total investment of approximately RMB121,450,000. The commencement of production by the project will help raise the Company's technical standards and capabilities, offering strength assurance to the Company's leading products in their participation in the competition on the Chinese domestic and international market.

(4) On 25 October 2002, the Board of Directors made a resolution approving the comprehensive design proposal for the power diesel engine project in the investment of the YTR105 series. Phases I and II of the project are expected to involve an additional investment of RMB80,910,000 for establishing an output capacity of 40,000 units of medium power diesel engine.

(5) On 18 November 2002, amendments to the Articles of Association of the Company were approved at an extraordinary general meeting of the Company. In the amended Articles of Association, "dealing in import and export of products made by the Company (including its members) and related technology." was included into the business scope of the Company.

(6) On 3 December 2002, the Company established Yituo (Luoyang) Building Construction Machinery Co., Ltd. ("YLBC") with a third party by cash contribution of approximately RMB6,406,000. The Company holds 35% of its registered capital. The principal business of YLBC is the manufacture and sale of road and building machinery as well as parts and related products.

28. POST BALANCE SHEET EVENT

Details of the significant post balance sheet event of the Group is set out in note 44 to the financial statements.

29. CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the fiscal period covered by the annual report.

30. MATERIAL LITIGATION

During the period of this report, none of the Company, the Directors, Supervisors nor senior officers of the Company had engaged in any material litigation or arbitration.

31. AUDIT COMMITTEE

The Company has an audit committee which was established in accordance with the requirements of the Code, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises three independent non-executive directors of the Company.

32. AUDITORS

Ernst & Young retired and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

By order of the Board of Directors
Dong Yong An
Chairman

Luoyang, the PRC
25 April 2003

I herein report that the Supervisory Committee of the Company has executed the function of monitoring and protected the legal interests of the shareholders and the Company in accordance with the duties stipulated in the Company Law of the PRC and the Articles of Association of the Company during the year ended 31 December 2002.

1. To exercise the functions of monitoring the directors, general manager and other senior officers. In 2002, there was no report or discovery of the violation of the Articles of Association of the Company, the laws and regulations and actions that infringed upon the interests of the Company by the directors, general manager and other senior officers of the Company in the opinion of the Supervisory Committee, they could carry out their duties honestly, comply with the laws and protect the interests of all the shareholders.

   During the year, the Company had no material litigation nor did the Supervisory Committee have any negotiation with the Directors or bring any action against them on behalf of the Company.

2. To review the operation and financial position of the Company. The Supervisory Committee considers that the financial statements of the Company for the year 2002 which has been audited by an international accounting firm reflects a true and fair view of the operating results and assets of the Company in such year.

3. To check the financial statements and the proposal of profit distribution, which were proposed to the general meeting by the Directors. The Supervisory Committee considers that the above statements and the proposal have complied with the provisions of relevant laws and regulations and the Articles of Association of the Company.

4. In accordance with the Articles of Association of the Company, the Supervisors attended the Directors' meetings, participated in the Company's major activities and monitored the matters resolved by the Board of Directors.

By order of the Supervisory Committee
Liu A Nan
Chairman of the Supervisory Committee

Luoyang, the PRC
25 April 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2002 Annual General Meeting ("AGM") of First Tractor Company Limited ("the Company") will be held at No.154, Jianshe Road, Luoyang, Henan Province, the People's Republic of China ("PRC") on Friday, 13 June 2003 at 9:00 a.m. for the purpose of passing the resolutions as listed below:

1. AS ORDINARY RESOLUTIONS:

1. To consider and approve the Report of the Board of Directors for the year 2002;

2. To consider and approve the Report of the Supervisory Committee for the year 2002;

3. To consider and approve the audited financial report for the year 2002;

4. To consider and approve the dividend distribution proposal for the year ended 31 December 2002;

5. To consider and approve the re-appointment of Ernst & Young as auditors of the Company for the year ending 31 December 2003 and to authorise the Board of Directors of the Company to determine the terms for such appointment;

6. To consider and approve the remuneration proposals for the directors and supervisors of the Company;

7. To consider, approve and confirm the extension of the term of office of the second Board of Directors and the second Supervisory Committee to 30 June 2003;

8. To elect members of the third Board of Directors and determine on their term of office with effect from 1 July 2003 for a term of three years;

9. To elect and determine supervisors from shareholders for the third Supervisory Committee for a term of three years with effect from 1 July 2003; and

10. Other matters.

2. AS SPECIAL RESOLUTIONS:

1. Subject to the stipulations of Article 12 of the "Company Law of the People's Republic of China", to authorise the Board of Directors of the Company to determine any investment plan or proposal in respect of other limited companies, joint stock limited companies or other economic entities or projects, including but not limited to decisions on projects of investment, the companies or other economic entities to be invested, the amount, the investment method (including by way of issuance of the domestic shares or overseas listed foreign shares) and the time of investment and the execution of the relevant agreements and other documents;

2. To approve the Company of placing, issuing or dealing with domestic shares and H shares solely or jointly within the relevant period (as defined hereunder) with an amount of no more than 20% of the issued shares of that class of shares provided that Hong Kong Exchange and Clearing Ltd. and the China Securities Regulatory Commission grant relevant approval, and to authorize the Board of Directors of the Company to handle the matters in relation to such placement or issue;

   For the purpose of this resolution, "relevant period" means the period from the date of passing this resolution to the earlier of:

   (a) the last day of the 12 months from the date of passing this resolution; or

   (b) the date on which the authorization under this resolution is revoked or amended by a special resolution passed at a general meeting of the Company.

3. To authorise the Board of Directors of the Company to declare an interim dividend to the shareholders of the Company for the half year ended 30 June 2003.

Candidates for directors and supervisors, and profile of newly nominated candidate:

Except Mr. Cui Qi Hong, other members of the second Board of Directors were nominated as candidates for executive directors and independent non-executive directors of the third Board of Directors. Mr. Zhao Yan Shui was a newly nominated candidate for executive director of the third Board of Directors.

With respect to the third Supervisory Committee, Mr. Liu A Nan, Mr. Zhao Zhong Hai and Mr. Xu Wei Lin were still nominated as candidates for supervisors represented by shareholders in the third Supervisory Committee.

(The profile of the above directors' and supervisors' candidates are set out in pages 18 to 20 of this annual report).

Profile of Mr. Zhao Yan Shui:

Mr. Zhao Yan Shui, aged 39. Mr. Zhao joined First Tractor Group in 1983 where he was a Section Head and Deputy Factory Manager and was the Deputy Chief Engineer and Deputy General Manager of the Company. He is currently the Deputy General Manager of China First Tractor Group Company Ltd. He has substantial experience in product development and design, and technical management. He completed his studies at the University of Hokkaido and the University of Kyoto in Japan for a year as a visiting scholar in 1994 and 2001 respectively. He is currently the Deputy Governor of the Association of Construction Engineering Industry of China and the Association of Agriculture Machinery of China as well as a member of the 9th editorial board for the magazine *Construction Machinery*. He studied at the Agricultural Machinery Department of the Technical Institute of Jiangsu and was a postgraduate of the Technical Institute of Jiangsu with a bachelor's and a master's degree in engineering. He holds the title of Senior Engineer.

By order of the Board
Zhang Guo Long
Company Secretary

Luoyang, the PRC
25 April 2003

Notes:

1. The register of members of the Company's shares will be temporarily closed from 14 May 2003 to 13 June 2003 (both days inclusive) during which no transfer of shares will be registered in order to determine the list of shareholders for attending the AGM. The last lodgement for share transfer should be made on 13 May 2003 at Hong Kong Registrars Limited by or before 4:00 p.m. The Company's shareholders or their proxies being registered before the close of business on 13 May 2003 are entitled to attend the AGM by presenting their identity documents. The address of H share registrar of the Company, Hong Kong Registrars Limited is Room 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

2. Each shareholder having the rights to attend and vote at the AGM is entitled to appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM.

4. Shareholders or proxies who intend to attend the AGM are requested to deliver the reply slip for attendance duly completed and signed to the Company in person, by post or by facsimile on or before Friday, 23 May 2003.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM is expected to last for less than one day. The shareholders and proxies attending the AGM shall be responsible for their own travelling and accommodation expenses.

7. The Company's registered address:

   No. 154, Jianshe Road, Luoyang, Henan Province, the PRC
   Postal code: 471004
   Telephone: 86-379-4967038
   Facsimile: 86-379-4967438
   Email: msc0038@vip.317.net

ERNST & YOUNG
安永會計師事務所

To the members
First Tractor Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 35 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
25 April 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2002

	Notes	2002 RMB'000	2001 RMB'000
TURNOVER	5	**2,300,223**	1,863,824
Cost of sales		**(2,034,741)**	(1,625,739)
Gross profit		**265,482**	238,085
Other revenue and gains	5	**93,115**	99,697
Selling and distribution costs		**(114,341)**	(89,516)
Administrative expenses		**(205,735)**	(216,242)
Other operating expenses		**(68,017)**	(95,505)
LOSS FROM OPERATING ACTIVITIES	6	**(29,496)**	(63,481)
Finance costs	7	**(16,546)**	(20,168)
Share of profits and losses of:			
Jointly-controlled entity		**2,162**	830
Associates		**8,178**	(14,788)
Negative goodwill recognised as income on acquisition of an associate	18	**606**	—
LOSS BEFORE TAX		**(35,096)**	(97,607)
Tax	10	**(16,776)**	(16,786)
LOSS BEFORE MINORITY INTERESTS		**(51,872)**	(114,393)
Minority interests		**(7,618)**	(3,406)
NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	11	**(59,490)**	(117,799)
LOSS PER SHARE – Basic	12	**7.58 cents**	15.01 cents

	Notes	2002 RMB'000	2001 RMB'000
NON-CURRENT ASSETS			
Fixed assets	13	**787,407**	801,858
Construction in progress	14	**74,299**	59,032
Negative goodwill	15	**(2,227)**	—
Interest in a jointly-controlled entity	17	**23,768**	29,388
Interests in associates	18	**20,065**	—
Long term investments	19	**59,728**	91,608
Loans receivable	20	**5,792**	—
		968,832	981,886
CURRENT ASSETS			
Inventories	21	**629,704**	559,455
Trade and bills receivables	22	**406,196**	423,589
Loans receivable	20	**103,015**	—
Other receivables	23	**152,203**	128,031
Short term investments	26	**84,503**	82,264
Pledged deposits	27	**174,079**	23,302
Cash and cash equivalents	27	**815,856**	890,052
		2,365,556	2,106,693
CURRENT LIABILITIES			
Trade and bills payables	28	**494,089**	373,254
Tax payable		**6,376**	2,533
Other payables and accruals	29	**387,547**	280,119
Customers deposits	31	**122,259**	—
Interest-bearing bank and other loans	32	**170,050**	257,060
		1,180,321	912,966
NET CURRENT ASSETS		**1,185,235**	1,193,727
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,154,067**	2,175,613
NON-CURRENT LIABILITIES			
Deferred tax	33	**—**	1,234
MINORITY INTERESTS		**105,225**	66,047
		2,048,842	2,108,332

	Notes	2002 RMB'000	2001 RMB'000
CAPITAL AND RESERVES			
Issued capital	34	**785,000**	785,000
Reserves	35	**1,263,842**	1,323,332
		2,048,842	2,108,332

Dong Yong An
Director

Shao Hai Chen
Director

Year ended 31 December 2002

	Notes	**2002**	2001
		RMB'000	*RMB'000*
Total equity at 1 January		**2,108,332**	2,226,131
Net loss for the year attributable to shareholders	35	**(59,490)**	(117,799)
Total equity at 31 December		**2,048,842**	2,108,332

	Notes	2002 RMB'000	2001 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		**(35,096)**	(97,607)
Adjustments for:			
Finance costs	7	**16,546**	20,168
Share of profit of a jointly-controlled entity		**(2,162)**	(830)
Share of profits and losses of associates		**(8,178)**	14,788
Interest income	5, 6	**(22,003)**	(32,523)
Loss on disposal of fixed assets	6	**156**	1,590
Loss on partial disposal of a subsidiary	6	**18**	—
Depreciation	6	**100,286**	86,041
Impairment of construction in progress	6	**—**	411
Impairment of fixed assets	6	**10,000**	48,000
Negative goodwill recognised as income on acquisition of a subsidiary	6	**(117)**	—
Negative goodwill recognised as income on acquisition of an associate	18	**(606)**	—
Provision for impairment of long term unlisted investments	6	**2,123**	—
Dividend income from long term unlisted investments	5, 6	**(1,061)**	(1,250)
Gain on disposal of short term listed investments	5, 6	**(1,251)**	(7,715)
Provision for bad and doubtful debts	6	**26,847**	22,986
Provision for loans receivable	6	**825**	—
Provision/(reversal of provision) for obsolete inventories	6	**5,026**	(5,800)
Unrealised loss on changes in fair values of short term listed investments	6	**1,521**	644
Operating profit before working capital changes		**92,874**	48,903
(Increase)/decrease in inventories		**(29,440)**	45,383
Increase in loans receivable		**(75,150)**	—
(Increase)/decrease in trade and bills receivables		**(3,419)**	40,844
Decrease/(increase) in prepayments, deposits and other debtors		**6,551**	(6,046)
(Increase)/decrease in amounts due from related companies		**(917)**	6,997
Increase in amount due from the Holding		**(19,005)**	(21,753)
(Increase)/decrease in short term investments		**(2,509)**	34,447
Increase/(decrease) in trade and bills payables		**100,219**	(30,071)
Increase in customers deposits		**74,691**	—
Increase in accruals and other liabilities		**61,912**	18,611
Increase/(decrease) in provision for product warranties		**1,000**	(500)
(Decrease)/increase in amounts due to related companies		**(2,482)**	10,024
Increase/(decrease) in amount due to the Holding		**5,032**	(111,879)
Cash generated from operations		**209,357**	34,960

	Notes	2002 RMB'000	2001 RMB'000
Cash generated from operations		**209,357**	34,960
Interest received		**22,003**	32,523
Interest paid		**(16,546)**	(20,168)
Income tax paid		**(12,888)**	(31,355)
Net cash inflow from operating activities		**201,926**	15,960
CASH FLOWS FROM INVESTING ACTIVITIES			
Dividend income from long term unlisted investments		**1,061**	1,250
Dividend income received from an associate		**3,600**	—
Dividend income received from a jointly-controlled entity		**7,118**	—
Purchases of fixed assets and additions to construction in progress		**(99,442)**	(65,987)
Proceeds from disposal of fixed assets		**5,180**	2,904
Purchases of long term investments		**(243)**	(43,000)
Repayment of long term investments		**30,000**	—
Investments in associates		**(15,905)**	—
Acquisition of a subsidiary	36(b)	**6,616**	—
Decrease/(increase) in time deposits		**101,464**	(32,275)
Increase in pledged deposits		**(150,777)**	(23,302)
Net cash outflow from investing activities		**(111,328)**	(160,410)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**340,550**	309,220
Repayment of bank and other loans		**(429,560)**	(270,989)
Dividends paid to minority shareholders		**(11,625)**	(3,289)
Contribution from minority shareholders		**6,305**	—
Proceeds from partial disposal of a subsidiary		**31,000**	—
Net cash (outflow)/inflow from financing activities		**(63,330)**	34,942

	Notes	**2002**	2001
		RMB'000	*RMB'000*
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**27,268**	(109,508)
Cash and cash equivalents at beginning of year		**318,401**	427,909
CASH AND CASH EQUIVALENTS AT END OF YEAR		**345,669**	318,401
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	27	**254,367**	266,604
Non-pledged time deposits with original maturity of less than three months when acquired	27	**91,302**	51,797
		345,669	318,401

	Notes	2002 RMB'000	2001 RMB'000
NON-CURRENT ASSETS			
Fixed assets	13	**572,341**	619,277
Construction in progress	14	**60,426**	51,946
Interests in subsidiaries	16	**704,754**	597,539
Investment in a jointly-controlled entity	17	**25,000**	25,000
Investments in associates	18	—	—
Long term investments	19	**53,180**	55,303
		1,415,701	1,349,065
CURRENT ASSETS			
Inventories	21	**221,197**	226,151
Trade and bills receivables	22	**82,778**	97,696
Other receivables	23	**76,344**	65,055
Short term investments	26	**80,000**	80,000
Pledged deposits	27	**105,098**	16,446
Cash and cash equivalents	27	**473,097**	641,584
		1,038,514	1,126,932
CURRENT LIABILITIES			
Trade and bills payables	28	**223,207**	221,432
Tax payable		**769**	—
Other payables and accruals	29	**148,162**	129,687
Interest-bearing bank loans	32	**20,000**	25,000
		392,138	376,119
NET CURRENT ASSETS		**646,376**	750,813
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,062,077**	2,099,878
NON-CURRENT LIABILITIES			
Deferred tax	33	—	1,234
		2,062,077	2,098,644
CAPITAL AND RESERVES			
Issued capital	34	**785,000**	785,000
Reserves	35	**1,277,077**	1,313,644
		2,062,077	2,098,644

Dong Yong An
Director

Shao Hai Chen
Director

1. CORPORATE INFORMATION

The registered office of First Tractor Company Limited is located at 154 Jian She Road, Luoyang, Henan Province, the People's Republic of China (the "PRC").

During the year, the Group was involved in the following principal activities:

- manufacture and sale of tractors and related parts and components
- manufacture and sale of road machinery
- manufacture and sale of construction machinery
- manufacture and sale of agricultural harvesting machinery
- manufacture and sale of biochemical products

In the opinion of the directors, the ultimate holding company of the Company is China First Tractor Group Company Limited (the "Holding"), which is established in the PRC.

2. IMPACT OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE ("SSAPs")

The following new and revised SSAPs are effective for the first time for the current year's financial statements:

- SSAP 1 (Revised) : "Presentation of Financial Statements"
- SSAP 11 (Revised) : "Foreign Currency Translation"
- SSAP 15 (Revised) : "Cash Flow Statements"
- SSAP 34 : "Employee Benefits"

These SSAPs prescribe new accounting measurement and disclosure practices. The major effects on the Group's accounting policies and on the amounts disclosed in these financial statements of adopting these SSAPs are summarised as follows:

SSAP 1 prescribes the basis for the presentation of financial statements and sets out guidelines for their structure and minimum requirements for the content thereof. The principal impact of the revision to this SSAP is that a consolidated summary statement of changes in equity is now presented on page 38 of the Annual Report in place of the consolidated statement of recognised gains and losses that was previously required.

SSAP 11 prescribes the basis for the translation of foreign currency transactions and financial statements. The principal impact of the revision of this SSAP on the consolidated financial statements is that the profit and loss account of the overseas subsidiary is now translated to Renminbi at the weighted average exchange rates for the year, whereas previously it was translated at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements. Further details of this change are included in the accounting policy for "Foreign currencies" in note 3 to the financial statements.

SSAP 15 prescribes the format for the cash flow statement. The principal impact of the revision of this SSAP is that the consolidated cash flows statement now presents cash flows under three headings, cash flows from operating, investing and financing activities, rather than the five headings previously required. In addition, cash flows from the overseas subsidiary arising during the year are now translated to Renminbi at the exchange rates at the dates of the transactions, or at an approximation thereto, whereas previously they were translated at the exchange rates at the balance sheet date. Further details of these changes are included in the accounting policies for "Cash and cash equivalents" and "Foreign currencies" in note 3 and note 36(a) to the financial statements.

SSAP 34 prescribes the recognition and measurement criteria to apply to employee benefits, together with the required disclosures in respect thereof. The adoption of this SSAP has resulted in no change to the previously adopted accounting treatments for employee benefits.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for the periodic remeasurement of debt and equity investments, as further explained below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2002. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint venture companies

A joint venture company is a company set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture company operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture company's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture company is treated as:

(a) a subsidiary, if the Company has unilateral control, directly or indirectly, over the joint venture company;

(b) a jointly-controlled entity, if the Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture company;

(c) an associate, if the Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture company's registered capital and is in a position to exercise significant influence over the joint venture company; or

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Joint venture companies *(continued)*

(d) a long term investment, if the Company holds, directly or indirectly, less than 20% of the joint venture company's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture company.

Jointly-controlled entity

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of the jointly-controlled entity is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interest in the jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of the jointly-controlled entity are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investment in a jointly-controlled entity is treated as a long term asset and is stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated profit and loss account and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. Goodwill or negative goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's investments in associates are treated as long term assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and a jointly-controlled entity represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life. In the case of associates and jointly-controlled entity, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

SSAP 30 "Business Combinations" was adopted as at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, associates or a jointly-controlled entity, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Negative goodwill

Negative goodwill arising on the acquisition of subsidiaries, associates and a jointly-controlled entity represents the excess of the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition, over the cost of the acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the acquisition plan and that can be measured reliably, but which do not represent identifiable liabilities as at the date of acquisition, that portion of negative goodwill is recognised as income in the consolidated profit and loss account when the future losses and expenses are recognised.

To the extent that negative goodwill does not relate to identifiable expected future losses and expenses as at the date of acquisition, negative goodwill is recognised in the consolidated profit and loss account on a systematic basis over the remaining average useful life of the acquired depreciable/amortisable assets. The amount of any negative goodwill in excess of the fair values of the acquired non-monetary assets is recognised as income immediately.

In the case of associates and a jointly-controlled entity, any negative goodwill not yet recognised in the consolidated profit and loss account is included in the carrying amount thereof, rather than as a separately identified item on the consolidated balance sheet.

SSAP 30 "Business Combinations" was adopted as at 1 January 2001. Prior to that date, negative goodwill arising on acquisitions was credited to the capital reserve in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such negative goodwill, to remain credited to the capital reserve. Negative goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 negative goodwill accounting policy above.

On disposal of subsidiaries, associates or a jointly-controlled entity, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of negative goodwill which has not been recognised in the consolidated profit and loss account and any relevant reserves as appropriate. Any attributable negative goodwill previously credited to the capital reserve at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises.

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life, after taking into account its estimated residual value. The estimated useful lives of fixed assets are as follows:

Land use rights	Over the lease terms
Buildings	8 - 30 years
Plant, machinery and equipment	6 - 16 years
Transportation vehicles and equipment	6 - 12 years

The gain or loss on disposal or retirement of a fixed asset recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Construction in progress

Construction in progress represents factory buildings, plant and machinery and other fixed assets under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the periods of construction, installation and testing. Capitalisation of interest charges and exchange difference ceases when the fixed assets are substantially ready for their intended use. Construction in progress is reclassified to the appropriate category of fixed assets when completed and ready for use.

Long term investments

Long term investments are non-trading investments in unlisted equity securities intended to be held on a long term basis.

Unlisted securities are stated at their estimated fair values, on an individual basis. The estimated fair values of unlisted investments are determined by the directors having regard to, inter alia, the prices of the most recently reported sales or purchases of the securities, or comparison of price/earnings ratios and dividend yields of the securities with those of similar listed securities, with allowance made for the lower liquidity of the unlisted securities.

The gains or losses arising from changes in the fair value of a security are dealt with as movements in the long term investment revaluation reserve, until the security is sold, collected, or otherwise disposed of, or until the security is determined to be impaired, when the cumulative gain or loss derived from the security recognised in the long term investment revaluation reserve, together with the amount of any further impairment, is charged to the profit and loss account in the period in which the impairment arises. Where the circumstances and events which led to an impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged and any appreciation in fair value is credited to the profit and loss account to the extent of the amount previously charged.

Short term investments

Short term investments are investments in debt and equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of production overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Spare parts and consumables are stated at cost less any provision for obsolescence.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. Any increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Provision for product warranties is calculated based on the unit rate charged by repair centres and the estimated number of units of tractors and components already sold which may require repairs and maintenance, discounted to their present value as appropriate.

Deferred tax

Deferred tax is provided, using the liability method, on all significant timing differences to the extent it is probable that the liability will crystallise in the foreseeable future. A deferred tax asset is not recognised until its realisation is assured beyond reasonable doubt.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) rental income and trademark licence fee, on a time proportion basis over the lease terms;

(c) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable; and

(d) dividend and investment income, when the right to receive payment has been established.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are amortised using the straight-line basis over the commercial lives of the underlying products not exceeding five years, commencing from the date when the products are put into commercial production.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets and rentals receivable under the operating leases are credited to the profit and loss account on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Foreign currencies

Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of the overseas subsidiary are translated into Renminbi using the net investment method. The profit and loss account of the overseas subsidiary is translated to Renminbi at the weighted average exchange rates for the year, and its balance sheet is translated to Renminbi at the exchange rates at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of the overseas subsidiary are translated to Renminbi at the exchange rates at the dates of the cash flows. Frequently recurring cash flows of the overseas subsidiary which arise throughout the year are translated to Renminbi at the average exchange rates for the year.

Prior to the adoption of the revised SSAPs 11 and 15 during the year, as explained in note 2 to the financial statements, the profit and loss account and cash flows of the overseas subsidiary were translated to Renminbi at the exchange rates at the balance sheet date. The adoption of the revised SSAP 11 has had no material effect on the financial statements, whereas the adoption of the revised SSAP 15 has resulted in changes to the layout of the consolidated cash flow statement, further details of which are included in note 36(a) to the financial statements.

Retirement benefits scheme

Contributions to defined contribution retirement benefits scheme are charged to the profit and loss account as incurred.

Accounting for financial operations

Loans receivable arising from financial operations of the Group are reported in the consolidated balance sheet at the principal amount outstanding net of provision for loans receivable.

All loans are recognised when cash is advanced to borrowers.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products they provide. Each of the Group's business segments represents a strategic business unit that offers products which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the tractors segment engages in the manufacture and sale of tractors, related parts and components;

(b) the road machinery segment engages in the manufacture and sale of road machinery;

(c) the construction machinery segment engages in the manufacture and sale of construction machinery;

(d) the harvesting machinery segment engages in the manufacture and sale of harvesting machinery;

(e) the financial operations segment engages in the provision of loan lending, bills discounting and deposit taking services; and

(f) the "others" segment comprises, principally, the manufacture and sale of biochemical products.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

4. SEGMENT INFORMATION *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments.

Group

	Tractors		Road machinery		Construction machinery		Harvesting machinery		Financial operations		Others		Eliminations		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Segment revenue:																
Sales to external customers	**1,475,760**	1,300,242	**583,190**	433,218	**198,078**	89,989	**31,325**	32,192	**-**	-	**11,870**	8,183	**-**	-	**2,300,223**	1,863,824
Intersegment revenue	**22,102**	33,596	**-**	-	**27,758**	88,582	**-**	-	**2,393**	-	**-**	-	**(52,253)**	(122,178)	**-**	-
Other revenue and gains	**-**	-	**-**	-	**-**	-	**-**	-	**7,528**	-	**-**	-	**-**	-	**7,528**	-
Total	**1,497,862**	1,333,838	**583,190**	433,218	**225,836**	178,571	**31,325**	32,192	**9,921**	-	**11,870**	8,183	**(52,253)**	(122,178)	**2,307,751**	1,863,824
Segment results	**(87,922)**	(135,667)	**48,550**	34,793	**5,285**	(2,828)	**(19,920)**	(14,690)	**5,017**	-	**(493)**	6,667	**-**	-	**(49,483)**	(111,725)
Interest, dividend, investment income and negative goodwill recognised as income															23,649	48,888
Unallocated expenses															(3,662)	(644)
Loss from operating activities															(29,496)	(63,481)
Finance costs															(16,546)	(20,168)
Share of profits and losses of:																
Jointly-controlled entity	2,162	830	-	-	-	-	-	-	-	-	-	-	-	-	2,162	830
Associates	-	-	-	-	-	-	-	-	-	-	8,178	(14,788)	-	-	8,178	(14,788)
Negative goodwill recognised as income on acquisition of an associate	-	-	-	-	-	-	-	-	-	-	606	-	-	-	606	-
Loss before tax															(35,096)	(97,607)
Tax															(16,776)	(16,786)
Loss before minority interests															(51,872)	(114,393)
Minority interests															(7,618)	(3,406)
Net loss from ordinary activities attributable to shareholders															(59,490)	(117,799)

4. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

	Tractors		Road machinery		Construction machinery		Harvesting machinery		Financial operations		Others		Eliminations		Consolidated	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Segment assets	**2,114,795**	2,322,702	**624,536**	501,753	**168,350**	168,810	**69,679**	64,131	**576,590**	-	**71,280**	52,181	**(481,338)**	(228,015)	**3,143,892**	2,881,562
Interest in a jointly-controlled entity	**23,768**	29,388	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**23,768**	29,388
Interests in associates	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**20,065**	-	**-**	-	**20,065**	-
Unallocated assets															**146,663**	177,629
Total assets															**3,334,388**	3,088,579
Segment liabilities	**564,625**	488,556	**439,341**	208,117	**48,830**	34,643	**36,173**	24,408	**269,513**	-	**126,751**	125,664	**(481,338)**	(228,015)	**1,003,895**	653,373
Unallocated liabilities															**176,426**	260,827
Total liabilities															**1,180,321**	914,200
Other segment information:																
Capital expenditure	**58,279**	47,855	**28,831**	10,047	**2,182**	2,796	**9,490**	4,721	**156**	-	**504**	568	**-**	-	**99,442**	65,987
Depreciation	**88,235**	75,515	**8,594**	6,819	**1,890**	2,516	**872**	723	**183**	-	**512**	468	**-**	-	**100,286**	86,041
Impairment losses of fixed assets and construction in progress recognised in the profit and loss account	**10,000**	48,000	**-**	411	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**10,000**	48,411
Other non-cash expenses:																
Provision/(reversal of provision) for bad and doubtful debts	**17,134**	5,486	**12,113**	15,000	**(2,400)**	2,500	**-**	-	**-**	-	**-**	-	**-**	-	**26,847**	22,986
Provision/(reversal of provision) for obsolete *inventories*	**(624)**	(4,900)	**3,250**	1,400	**-**	(4,700)	**2,400**	2,400	**-**	-	**-**	-	**-**	-	**5,026**	(5,800)
Provision for loans *receivable*	**-**	-	**-**	-	**-**	-	**-**	-	**825**	-	**-**	-	**-**	-	**825**	-

(b) Geographical segments

Over 90% of the Group's revenue, results, assets and capital expenditures are derived from operations carried out in the PRC and accordingly, no geographical segment information is presented.

5. TURNOVER, REVENUE AND GAINS

Turnover represents the invoiced value of goods sold, net of trade discounts and returns, and excludes sales taxes and intra-group transactions.

An analysis of turnover, other revenue and gains is as follows:

	2002 *RMB'000*	2001 *RMB'000*
Turnover		
Sale of goods	**2,300,223**	1,863,824
Other revenue and gains		
Interest income	**14,620**	32,523
Interest income from financial operations	**7,383**	—
Profit from sundry sales	**16,997**	8,886
Rental income	**3,254**	3,220
Trademark licence fee	**9,753**	10,320
Investment income from short term listed investments	**6,600**	7,400
Gain on disposal of short term listed investments	**1,251**	7,715
Dividend income from long term unlisted investments	**1,061**	1,250
Negative goodwill recognised as income on acquisition of subsidiary (note 15)	**117**	—
Others	**32,079**	28,383
	93,115	99,697

6. LOSS FROM OPERATING ACTIVITIES

The Group's loss from operating activities is arrived at after charging/(crediting):

	Notes	2002 RMB'000	2001 RMB'000
Cost of inventories sold		**2,034,741**	1,625,739
Depreciation	13	**100,286**	86,041
Impairment of construction in progress**		**—**	411
Impairment of fixed assets**	13	**10,000**	48,000
Staff costs (excluding directors' and supervisors' remunerations - note 8):			
Wages and salaries		**245,512**	209,888
Pension scheme contributions		**50,658**	49,829
		296,170	259,717
Minimum lease payments under operating lease rentals:			
Land and buildings		**13,418**	12,676
Plant and machinery		**2,620**	2,877
		16,038	15,553
Research and development costs		**11,930**	6,143
Provision for product warranties		**6,416**	3,189
Auditors' remuneration		**3,000**	2,600
Provision for bad and doubtful debts		**26,847**	22,986
Provision for loans receivable		**825**	—
Provision/(reversal of provision) for obsolete inventories		**5,026**	(5,800)
Provision for impairment of long term unlisted investments	19	**2,123**	—
Loss on disposal of fixed assets		**156**	1,590
Loss on partial disposal of a subsidiary		**18**	—
Unrealised loss on changes in fair values of short term listed investments		**1,521**	644
Exchange gains, net		**(1,094)**	(54)
Investment income from short term listed investments		**(6,600)**	(7,400)
Gain on disposal of short term listed investments		**(1,251)**	(7,715)
Dividend income from long term unlisted investments		**(1,061)**	(1,250)
Interest income		**(14,620)**	(32,523)
Interest income from financial operations		**(7,383)**	—
Negative goodwill recognised as income on acquisition of a subsidiary*	15	**(117)**	—
Net rental income		**(3,254)**	(3,220)

* The movements in negative goodwill recognised in the profit and loss account for the year is included in "Other revenue and gains" on the face of the consolidated profit and loss account.

** The impairment of construction in progress and fixed assets are included in the "Other operating expenses" on the face of the consolidated profit and loss account.

7. FINANCE COSTS

	Group	
	2002	2001
	RMB'000	*RMB'000*
Interest on bank and other loans wholly repayable within five years	**16,546**	20,168
Less: Interest capitalised	**—**	—
	16,546	20,168

8. REMUNERATIONS OF DIRECTORS AND SUPERVISORS

The directors' and supervisors' remunerations disclosed pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group	
	2002	2001
	RMB'000	*RMB'000*
Fees	**—**	—
Other emoluments:		
Salaries, allowances and benefits in kind	**551**	484
Performance related bonuses	**—**	—
Retirement fund contributions	**149**	136
	700	620
	700	620

There was no remuneration payable to the independent non-executive directors for their services rendered to the Company during the year (2001: Nil).

The number of directors and supervisors whose remuneration fell within the following band is as follows:

	Number of directors and supervisors	
	2002	2001
Nil to HK$1,000,000	**22**	19

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the two years ended 31 December 2002 and 2001 were all directors of the Company, details of whose remuneration are set out in note 8 above.

10. TAX

	2002 *RMB'000*	2001 *RMB'000*
The Company and subsidiaries:		
PRC income tax provided for the year	**16,322**	19,124
Deferred tax (note 33)	**(1,234)**	(2,468)
	15,088	16,656
Share of tax attributable to:		
Jointly-controlled entity	**664**	130
Associates	**1,024**	—
Tax charge for the year	**16,776**	16,786

No provision for Hong Kong profits tax has been made as the Group had no assessable profits earned in or derived from Hong Kong during the two years ended 31 December 2002 and 2001.

The PRC income tax for the Company and its subsidiaries is calculated at rates ranging from 12% to 33% (2001: 12% to 33%) on their estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

Profits tax of the subsidiary operating outside the PRC is subject to the rates applicable in its jurisdiction.

The PRC income tax of the associates and a jointly-controlled entity is calculated at rates ranging from 18% to 33% (2001: 15% to 33%) on the respective company's assessable profits determined in accordance with the relevant PRC laws and regulations.

There was no material unprovided deferred tax during the year or at the balance sheet date (2001: Nil).

11. NET LOSS FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders for the year ended 31 December 2002 dealt with in the financial statements of the Company is RMB36,567,000 (2001: RMB115,922,000).

12. LOSS PER SHARE

The calculation of basic loss per share is based on the net loss from ordinary activities attributable to shareholders for the year of RMB59,490,000 (2001: RMB117,799,000), and the weighted average of 785,000,000 (2001: 785,000,000) ordinary shares in issue during the year.

No diluted loss per share is presented as the Company does not have any dilutive potential ordinary shares.

13. FIXED ASSETS

	Land use right RMB'000	Buildings RMB'000	Plant, machinery and equipment RMB'000	Transportation vehicles and equipment RMB'000	Total RMB'000
Group					
Cost:					
At beginning of year	–	793,956	1,269,941	73,285	2,137,182
Additions	7,763	513	4,245	5,149	17,670
Acquisition of a subsidiary (note 36(b))	–	7,639	976	206	8,821
Contribution by minority interests as capital of a subsidiary (note 36(c))	–	6,719	8,119	218	15,056
Transfer from construction in progress (note 14)	–	11,710	49,742	5,824	67,276
Reclassifications	–	(19,241)	19,217	24	–
Disposals	–	(3,170)	(10,344)	(5,919)	(19,433)
At 31 December 2002	7,763	798,126	1,341,896	78,787	2,226,572
Accumulated depreciation and impairment:					
At beginning of year	–	448,560	850,881	35,883	1,335,324
Depreciation provided during the year	–	21,305	73,102	5,879	100,286
Acquisition of a subsidiary (note 36(b))	–	541	870	200	1,611
Contribution by minority interests as capital of a subsidiary (note 36(c))	–	2,012	3,971	58	6,041
Impairment during the year recognised in the profit and loss account	–	–	10,000	–	10,000
Reclassifications	–	(5,880)	5,850	30	–
Disposals	–	(1,482)	(9,255)	(3,360)	(14,097)
At 31 December 2002	–	465,056	935,419	38,690	1,439,165
Net book value:					
At 31 December 2002	7,763	333,070	406,477	40,097	787,407
At 31 December 2001	–	345,396	419,060	37,402	801,858

13. FIXED ASSETS *(continued)*

	Buildings *RMB'000*	Plant, machinery and equipment *RMB'000*	Transportation vehicles and equipment *RMB'000*	Total *RMB'000*
Company				
Cost:				
At beginning of year	606,005	1,059,312	21,920	1,687,237
Transfer from construction in progress (note 14)	5,711	40,473	338	46,522
Reclassifications	(19,241)	19,217	24	–
Disposals	(149)	(6,988)	(2,546)	(9,683)
At 31 December 2002	592,326	1,112,014	19,736	1,724,076
Accumulated depreciation and impairment:				
At beginning of year	348,956	707,864	11,140	1,067,960
Depreciation provided during the year	16,541	63,370	1,988	81,899
Impairment during the year recognised in the profit and loss account	–	10,000	–	10,000
Reclassifications	(5,880)	5,850	30	–
Disposals	(142)	(6,446)	(1,536)	(8,124)
At 31 December 2002	359,475	780,638	11,622	1,151,735
Net book value:				
At 31 December 2002	232,851	331,376	8,114	572,341
At 31 December 2001	257,049	351,448	10,780	619,277

All of the Group's and Company's land and buildings are located in the PRC and are held on medium term leases.

At 31 December 2002, certain of the Group's buildings and machinery with a carrying value of approximately RMB39,990,000 (2001: RMB34,881,000) were pledged to secure certain short term bank loans granted to the Group (note 32(a)).

At 31 December 2002, certain of the Group's buildings with cost of approximately RMB30,264,000 (2001: RMB37,732,000) and accumulated depreciation and impairment of approximately RMB25,863,000 (2001: RMB31,463,000) were leased to third parties under operating leases, the depreciation and impairment loss of these fixed assets recognised in the consolidated profit and loss account during the year amounted to approximately RMB928,000 (2001: RMB1,398,000) and nil (2001: RMB4,000,000), respectively, further details of which are included in note 39(a) to the financial statements.

13. FIXED ASSETS *(continued)*

At 31 December 2002, certain of the Group's plant, machinery and equipment with cost of approximately RMB61,913,000 (2001: RMB61,791,000) and accumulated depreciation and impairment of RMB54,735,000 (2001: RMB53,581,000) were leased to third parties under operating leases, the depreciation and impairment loss of these fixed assets recognised in the consolidated profit and loss account during the year amounted to approximately RMB2,349,000 (2001: RMB892,000) and nil (2001: RMB4,000,000), respectively, further details of which are included in note 39(a) to the financial statements.

Impairment during the year recognised in the profit and loss account is summarised as follows:

	RMB'000
Steel Casting Factory (Note)	7,500
Others	2,500
	10,000

Note: Due to the decline in production of crawled tractors, the directors anticipate that certain machineries of Steel Casting Factory (a factory owned by the Company) will be under long term idle condition, and accordingly, an impairment provision has been made to write down those fixed assets which do not have other use to its recoverable amount. The recoverable amount is determined based on the net selling price, which is based on the scrap value of the assets.

14. CONSTRUCTION IN PROGRESS

	Group *RMB'000*	**Company** *RMB'000*
Cost:		
At beginning of year	68,083	59,315
Additions	81,772	55,002
Contribution by minority interests as capital of a subsidiary (note 36(c))	771	—
Transfer to fixed assets (note 13)	(67,276)	(46,522)
At 31 December 2002	83,350	67,795
Accumulated impairment:		
At beginning and end of year	9,051	7,369
Net book value:		
At 31 December 2002	74,299	60,426
At 31 December 2001	59,032	51,946

15. GOODWILL AND NEGATIVE GOODWILL

The amounts of the negative goodwill recognised in the consolidated balance sheet, arising from the acquisition of a subsidiary, is as follows:

	Group Negative goodwill *RMB'000*
Cost:	
At beginning of year	–
Acquisition of a subsidiary	2,614
Partial disposal of a subsidiary	(270)
At 31 December 2002	2,344
Accumulated recognition as income:	
At beginning of year	–
Recognised as income during the year	117
At 31 December 2002	117
Net book value:	
At 31 December 2002	2,227
At 31 December 2001	–

As detailed in note 3 to the financial statements, on the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted goodwill and negative goodwill in respect of acquisitions which occurred prior to 1 January 2001, to remain eliminated against consolidated reserves or credited to the capital reserve, respectively.

The amounts of goodwill and negative goodwill remaining in consolidated reserves, arising from the acquisition of subsidiaries prior to 1 January 2001, were RMB39,844,000 and RMB11,111,000, respectively, as at 1 January and 31 December 2002. The amounts of goodwill and negative goodwill are stated at their costs which arose in prior years.

16. INTERESTS IN SUBSIDIARIES

Company	2002 RMB'000	2001 RMB'000
Unlisted investments, at cost	**500,831**	255,246
Loans to subsidiaries	**72,000**	102,000
Deposits placed in a subsidiary	**80,433**	–
Due from subsidiaries	**220,391**	388,511
Due to subsidiaries	**(64,016)**	(47,733)
	809,639	698,024
Provision for impairment	**(58,380)**	(53,980)
Provision for amount due from a subsidiary	**(46,505)**	(46,505)
	704,754	597,539

The loans to subsidiaries, which are granted in the form of designated deposits through a bank in the PRC and a subsidiary of the Company, are unsecured, bear interest at rates ranging from 5.31% to 5.85% (2001: 5.85%) per annum and are repayable within one year.

The balances due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. Included therein are amounts due from/to subsidiaries aggregating RMB87,460,000 and nil, respectively (2001: RMB261,562,000 and RMB24,000, respectively) in respect of trading balances which, although technically currently repayable under the original terms of the transactions giving rise thereto, have been deferred and are therefore classified as non-current.

Particulars of the subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Brilliance China Machinery Holdings Limited ("BCM")	Bermuda	US$12,000	90.1	–	Investment holding
Yituo (Luoyang) Construction Machinery Co., Ltd.	PRC	US$9,980,000	49	46	Manufacture and sale of tractors and construction machinery
Yituo (Luoyang) Building Machinery Co., Ltd. ("YBMC")	PRC	US$9,980,000	49	46	Manufacture and sale of road rollers and road construction machinery

16. INTERESTS IN SUBSIDIARIES *(continued)*

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
First Tractor Qingjiang Tractor Company Limited ("FTQT") *	PRC	RMB80,000,000	51	–	Manufacture and sale of tractors and related parts and components
Luoyang Changlun Agricultural Machinery Company Limited *	PRC	RMB500,000	99	–	Trading of tractors
First Tractor Shenyang Tractor Company Limited *	PRC	RMB27,000,000	60	–	Manufacture and sale of tractors
Zhenjiang Huatong Aran Machinery Company Limited	PRC	US$1,000,000	–	53.2	Manufacture and sale of road construction machinery
Zhenjiang Huachen Huatong Road Machinery Company Limited	PRC	US$4,080,000	–	53.2	Manufacture and sale of road construction machinery
Yituo (Luoyang) Harvester Co., Ltd.*	PRC	RMB45,695,000	93.4	–	Manufacture and sale of agricultural harvesting machinery
Yituo (Zhenjiang) Harvester Co., Ltd.*	PRC	RMB11,984,400	–	60.7	Manufacture and sale of agricultural harvesting machinery
Guizhou Zhenning Biological Industrial Co., Ltd.*	PRC	RMB16,000,000	70	–	Manufacture and sale of biochemical products
Luoyang Changhong High Technology Trading Company Limited *	PRC	RMB3,000,000	91.7	8.2	Trading of tractors
China First Tractor Group Finance Company Limited ("FTGF") * – note (i)	PRC	RMB300,000,000	79.7	11.1	Provision of financial services
Yituo (Luoyang) Building Construction Machinery Company Limited ("YLBC") *– note (ii)	PRC	RMB18,303,000	35	–	Manufacture and sale of road rollers

16. INTERESTS IN SUBSIDIARIES *(continued)*

Notes:

(i) The Company acquired FTGF during the year. In accordance with the licence issued by the People's Bank of China (the "PBOC"), FTGF is permitted to conduct certain financial services, including loan-making, deposit-taking, bills-discounting and etc., principally with members within the Holding group, including the Company and its subsidiaries. Furthermore, certain financial services are also permitted to be extended to customers who purchased goods from the Holding group, including the Company and its subsidiaries. Further details of this acquisition are included in notes 36(b) and 41(c) to the financial statements.

(ii) The subsidiary was newly incorporated during the year. In accordance with YLBC's articles of association and the joint venture agreement entered into between the Company and the other two shareholders, which held 33% and 32% equity interests of YLBC, respectively, the two shareholders each have delegated 8% voting rights in the shareholders' meeting of YLBC to the Company. Therefore, the Company can exercise control over the financial and operating policies of YLBC.

* The names of the PRC subsidiaries in English are the direct translation of their respective registered names in Chinese.

17. INTEREST/INVESTMENT IN A JOINTLY-CONTROLLED ENTITY

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**–**	–	**25,000**	25,000
Share of net assets	**23,768**	29,388	**–**	–
	23,768	29,388	**25,000**	25,000

Goodwill remaining in consolidated reserves arising from the acquisition of the jointly-controlled entity amounted to RMB4,901,000 as at 1 January and 31 December 2002. The amount of goodwill is stated at cost.

Particulars of the jointly-controlled entity are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Percentage of Voting power	Percentage of Profit sharing	Principal activities
First Tractor Ningbo C.S.I. Tractor & Automobile Corp., Ltd.	Corporate	PRC	40	40	40	Manufacture and sale of tractors

The above investment in the jointly-controlled entity is directly held by the Company.

18. INTERESTS/INVESTMENTS IN ASSOCIATES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**–**	–	**42,000**	42,000
Share of net assets	**25,520**	–	**–**	–
Negative goodwill on acquisition	**(5,455)**	–	**–**	–
	20,065	–	**42,000**	42,000
Provision for impairment	**–**	–	**(42,000)**	(42,000)
	20,065	–	**–**	–

The Group's loan to and deposits from an associate are disclosed in notes 20 and 31 to the financial statements, respectively.

The Group's trade payable balance due to an associate is disclosed in note 28 to the financial statements.

The amount of negative goodwill from the acquisition of an associate is as follows:

	Group Negative goodwill
	RMB'000
Cost:	
At beginning of year	–
Acquisition of an associate	6,061
At 31 December 2002	6,061
Accumulated recognition as income:	
At beginning of year	–
Recognised as income during the year	606
At 31 December 2002	606
Net book value:	
At 31 December 2002	5,455
At 31 December 2001	–

18. INTERESTS/INVESTMENTS IN ASSOCIATES *(continued)*

Particulars of the principal associates are as follows:

Name	Business structure	Place of registration and operations	Percentage of ownership interest attributable to the Group Direct	Indirect	Principal activities
Shanghai Qiangnong (Group) Company Limited	Corporate	PRC	39.6	–	Trading of agricultural machinery
Shanghai Qiangnong Group Agricultural Machinery Co., Ltd.	Corporate	PRC	–	25.74	Trading of agricultural machinery and electrical equipment
Shanghai Agricultural Resources Trading Centre Co., Ltd.	Corporate	PRC	–	25.74	Trading of agricultural machinery and electrical equipment
Shanghai Shennong Automobiles Services Co., Ltd.	Corporate	PRC	–	31.68	Provision of transportation services
Shanghai Shangnong Property Development Company	Corporate	PRC	–	39.6	Property development
Yituo (Luoyang) Diesel Co., Ltd. ("YLDC") *	Corporate	PRC	–	22.53	Manufacture and sale of diesel engines
Shanghai Yitianxia Property Development Company Limited *	Corporate	PRC	-	42.04	Property development

The names of the above PRC associates in English are the direct translation of their respective registered names in Chinese.

The table above lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

* Associates newly acquired during the year.

19. LONG TERM INVESTMENTS

	Group 2002 RMB'000	Group 2001 RMB'000	Company 2002 RMB'000	Company 2001 RMB'000
Unlisted equity investments, at fair value	**61,851**	91,608	**55,303**	55,303
Provision for impairment (note 6)	**(2,123)**	–	**(2,123)**	–
	59,728	91,608	**53,180**	55,303

20. LOANS RECEIVABLE

	Notes	Gross RMB'000	2002 Provision RMB'000	Net RMB'000
Group				
Loan to the Holding	(i)	70,000	2,100	67,900
Loan to an associate	(ii)	15,400	154	15,246
Loans to related companies	(iii)	22,100	663	21,437
Loans to customers	(iv)	7,140	2,916	4,224
		114,640	5,833	108,807
Loans receivable maturing within one year		(108,430)	(5,415)	(103,015)
Long term portion		6,210	418	5,792

Notes:

(i) The Holding has recently confirmed to pledge certain fixed assets with carrying amount of approximately RMB172 million to FTGF for securing the loan granted to the Holding.

(ii) The loan to an associate represents the loan granted by FTGF to YLDC, an associate of the Group, whereby the Holding holds 75% equity interest and the remaining 25% equity interest is held by a non-wholly owned subsidiary of the Company.

(iii) The loans to related companies represent the loans granted by FTGF to First Tractor (Luoyang) Mould Factory, which is a wholly-owned subsidiary of the Holding, Yituo (Luoyang) Vehicle Co. Ltd., in which the Holding holds a 51% equity interest, and Yituo-made (Luoyang) Wind Turbine Co., Ltd. ("Yituo-Made"), in which the holding holds a 50% equity interest.

(iv) Loans to customers included a loan (net of provision) of RMB1,455,000 granted by FTGF to a customer who purchased goods from the Company.

21. INVENTORIES

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**129,109**	130,445	**55,862**	60,853
Work in progress	**174,537**	143,075	**77,367**	66,900
Finished goods	**284,455**	235,457	**50,476**	52,878
Spare parts and consumables	**41,603**	50,478	**37,492**	45,520
	629,704	559,455	**221,197**	226,151

At 31 December 2002, the carrying amount of inventories of the Group carried at net realisable value included in the above balance was approximately RMB13.8 million (2001: RMB8.6 million).

22. TRADE AND BILLS RECEIVABLES

The Group's trading terms with its customers are mainly on credit, where payment in advance for customers is normally required. The credit periods to its customers are 30 to 90 days. The Group seeks to maintain strict control over its outstanding receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on invoice date, and net of provisions, is as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 90 days	**266,125**	238,195	**52,751**	57,429
91 days to 180 days	**53,109**	53,960	**12,751**	14,618
181 days to 365 days	**49,560**	72,625	**9,097**	13,393
1 to 2 years	**34,657**	48,666	**7,763**	10,548
Over 2 years	**2,745**	10,143	**416**	1,708
	406,196	423,589	**82,778**	97,696

Included in the bills receivable balance as at 31 December 2002 are RMB86,933,000 (2001: Nil) of discounted bills receivables, net of provisions, and such discounted bills receivable arose from the Group's financial operations.

At 31 December 2002, certain of the Group's bills receivable of RMB2,431,000 (2001: Nil) were pledged to secure certain short term bank loans granted to the Group (note 32(a)).

23. OTHER RECEIVABLES

		Group		Company	
	Notes	**2002**	2001	**2002**	2001
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Prepayments, deposits and other debtors		**101,970**	98,622	**37,517**	40,219
Prepaid income tax		**4,659**	3,757	**–**	–
Due from related companies	24	**4,816**	3,899	**3,315**	3,315
Due from the Holding	25	**40,758**	21,753	**35,512**	21,521
		152,203	128,031	**76,344**	65,055

24. DUE FROM/TO RELATED COMPANIES

The amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment.

25. DUE FROM/TO THE HOLDING

Except for an aggregate balance of approximately RMB19.8 million (2001: RMB5.7 million) due to the Holding which bears interest at 6.11% to 6.435% per annum (2001: 6.435% per annum), all of the other balances due from/to the Holding are interest-free. All of the balances with the Holding are unsecured and have no fixed terms of repayment.

26. SHORT TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Listed government bonds,				
at market value – Mainland China	**50,000**	50,000	**50,000**	50,000
Listed equity securities, at market value:				
Hong Kong	**2,917**	–	**–**	–
Mainland China	**1,586**	2,264	**–**	–
Other investment, at market value (Note)	**30,000**	30,000	**30,000**	30,000
	84,503	82,264	**80,000**	80,000

Note: The Company renewed the asset management agreement with the same investment management company whereby the latter agreed to invest an amount of RMB30,000,000, on behalf of the Company, on short term investment portfolios comprising listed securities, government bonds and various funds in the PRC. The renewed agreement was for a period of 12 months, from 23 July 2002 to 22 July 2003.

27. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

		Group		Company	
	Notes	**2002**	2001	**2002**	2001
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances		**254,367**	266,604	**132,467**	126,416
Time deposits		**735,568**	646,750	**445,728**	531,614
		989,935	913,354	**578,195**	658,030
Less: Pledged time deposits:					
Pledged for bills payable	28	**(152,568)**	(23,302)	**(12,269)**	(16,446)
Pledged for bank facilities granted to a subsidiary	38(d)	**–**	–	**(92,829)**	–
Pledged for bank loans	32(a)	**(5,301)**	–	**–**	–
Pledged for guarantees	38(a)	**(16,210)**	–	**–**	–
Cash and cash equivalents		**815,856**	890,052	**473,097**	641,584

28. TRADE AND BILLS PAYABLES

An aged analysis of trade and bills payables as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 90 days	**345,978**	207,128	**156,401**	129,102
91 days to 180 days	**74,773**	74,711	**30,560**	40,673
181 days to 365 days	**30,357**	38,860	**13,914**	25,490
1 to 2 years	**18,196**	30,875	**9,245**	14,366
Over 2 years	**24,785**	21,680	**13,087**	11,801
	494,089	373,254	**223,207**	221,432

28. TRADE AND BILLS PAYABLES *(continued)*

The Group's bills payables amounting to approximately RMB56,950,000 (2001: RMB44,020,000) are secured by the pledge of certain of the Group's deposits amounting to approximately RMB152,568,000 (2001: RMB23,302,000).

The Company's bills payables amounting to approximately RMB20,000,000 (2001: RMB22,520,000) are secured by the pledge of certain deposits of the Company and a subsidiary of the Company, amounting to approximately RMB12,269,000 (2001: RMB16,446,000) and RMB20,000,000 (2001: Nil), respectively.

Included in trade and bills payables of the Group and the Company are trade payables of RMB13,829,000 (2001: Nil) and RMB10,539,000 (2001: Nil), respectively, due to an associate, which are repayable on similar credit terms to those offered by the associate to its major customers.

29. OTHER PAYABLES AND ACCRUALS

		Group		Company	
	Notes	**2002**	2001	**2002**	2001
		RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accruals and other liabilities		**343,114**	253,411	**145,960**	127,485
Provision for product warranties	30	**5,202**	4,202	**2,202**	2,202
Due to related companies	24	**12,130**	14,612	**–**	–
Due to the Holding	25	**27,101**	7,894	**–**	–
		387,547	280,119	**148,162**	129,687

30. PROVISION FOR PRODUCT WARRANTIES

	Group	Company
	RMB'000	*RMB'000*
At beginning of year	4,202	2,202
Additional provision	6,416	3,037
Amounts utilised during the year	(5,416)	(3,037)
At 31 December 2002	5,202	2,202

The Group provides one-year warranties to its customers on certain of its tractors and components sold, under which faulty products are repaired or replaced. The amount of the provision for product warranties is calculated based on the unit rate charged by repair centres and the estimated number of units of tractors and components already sold which may require repairs and maintenance. The estimation basis is reviewed on an ongoing basis and revised where appropriate.

31. CUSTOMERS DEPOSITS

Included in the customers deposits of the Group are deposits placed by an associate of approximately RMB43,316,000 (2001: Nil); the Holding of approximately RMB12,333,000 (2001: Nil); and related companies of approximately RMB16,890,000 (2001: Nil).

32. INTEREST-BEARING BANK AND OTHER LOANS

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank loans:				
Secured	**100,750**	74,420	**–**	–
Unsecured	**69,100**	153,140	**20,000**	25,000
	169,850	227,560	**20,000**	25,000
Unsecured other loans	**200**	29,500	**–**	–
	170,050	257,060	**20,000**	25,000

All of the above bank loans and other loans of the Group and the Company as at 31 December 2002 and 31 December 2001 are repayable within one year.

(a) At 31 December 2002, certain of the Group's bank loans of RMB93,750,000 (2001: RMB74,420,000), RMB4,820,000 (2001: Nil) and RMB2,180,000 (2001: Nil) are secured by the Group's certain buildings and machinery with an aggregate net carrying value of approximately RMB39,990,000 (2001: RMB34,881,000), time deposits of approximately RMB5,301,000 (2001: Nil) and bills receivable of approximately RMB2,431,000 (2001: Nil), respectively.

The Holding has guaranteed certain of the Group's bank and other loans up to RMB23,900,000 and RMB200,000, respectively (2001: RMB34,700,000 and RMB200,000, respectively) as at the balance sheet date.

In addition, as at 31 December 2002, certain of the Group's bank loans of RMB18,500,000 are guaranteed by an independent third party. Further details of the guarantee are set out in note 38(b) to the financial statements.

(b) Other loans are unsecured and bear interest at a rate of 7% (2001: at rates ranging from 5.85% to 8.4%) per annum.

33. DEFERRED TAX

	Group and Company	
	2002	2001
	RMB'000	*RMB'000*
At beginning of year	**1,234**	3,702
Credit for the year (note 10)	**(1,234)**	(2,468)
At 31 December	**–**	1,234

The deferred tax of the Group and the Company was made in respect of the difference in income recognition for accounting and tax purposes regarding interest income arising from the over-subscription monies of the H shares proceeds received in 1997.

34. SHARE CAPITAL

	Company 2002 RMB'000	Company 2001 RMB'000
Registered, issued and fully paid:		
State-owned legal person shares of RMB1.00 each	**450,000**	450,000
H shares of RMB1.00 each	**335,000**	335,000
	785,000	785,000

There was no movement in the share capital during the years ended 31 December 2002 and 2001.

35. RESERVES

Group

	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Reserve fund RMB'000	Enterprise expansion fund RMB'000	Retained Profits/ (Accumulated losses) RMB'000	Total RMB'000
At 1 January 2001	1,378,840	58,169	58,169	564	320	(54,931)	1,441,131
Net loss for the year	–	–	–	–	–	(117,799)	(117,799)
Transfer from/(to) reserves	–	409	409	270	270	(1,358)	–
At 31 December 2001 and beginning of year	1,378,840	58,578	58,578	834	590	(174,088)	1,323,332
Net loss for the year	–	–	–	–	–	(59,490)	(59,490)
Transfer from/(to) reserves	–	877	877	338	338	(2,430)	–
At 31 December 2002	1,378,840	59,455	59,455	1,172	928	(236,008)	1,263,842
Reserves retained by:							
Company and subsidiaries	1,378,840	59,455	59,455	1,172	928	(201,837)	1,298,013
Jointly-controlled entity	–	–	–	–	–	3,669	3,669
Associates	–	–	–	–	–	(37,840)	(37,840)
31 December 2002	1,378,840	59,455	59,455	1,172	928	(236,008)	1,263,842
Company and subsidiaries	1,378,840	58,578	58,578	834	590	(141,377)	1,356,043
Jointly-controlled entity	–	–	–	–	–	9,289	9,289
Associates	–	–	–	–	–	(42,000)	(42,000)
31 December 2001	1,378,840	58,578	58,578	834	590	(174,088)	1,323,332

Certain amounts of goodwill and negative goodwill arising on the acquisition of subsidiaries and a jointly-controlled entity remain eliminated against consolidated retained profits and credited to the capital reserve (balances at 31 December 2002 and 31 December 2001: Nil), respectively, as explained in notes 15 and 17 to the financial statements.

35. RESERVES *(continued)*

Company

	Share premium *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Accumulated losses *RMB'000*	Total *RMB'000*
At 1 January 2001	1,378,840	48,388	48,388	(46,050)	1,429,566
Net loss for the year	–	–	–	(115,922)	(115,922)
At 31 December 2001 and beginning of year	1,378,840	48,388	48,388	(161,972)	1,313,644
Net loss for the year	–	–	–	(36,567)	(36,567)
At 31 December 2002	1,378,840	48,388	48,388	(198,539)	1,277,077

In accordance with the Company Law of the PRC and the Company's articles of association, the Company is required to appropriate 10% and 5% to 10% of its annual statutory profit after tax, as determined in accordance with PRC accounting standards and regulations, to a statutory surplus reserve ("SSR") and a statutory public welfare fund ("PWF"), respectively. No allocation to the SSR is required after the balance of the Company's SSR reaches 50% of its registered capital.

The SSR may only be used to offset accumulated losses, to expand the production operations of the Company, or to increase its paid-up capital.

The PWF is used for the collective welfare of the staff and workers of the Company.

No transfer to SSR and PWF has been proposed by the directors because the Company incurred a loss during the year.

At the balance sheet date, the Company had not utilised any SSR and PWF.

During the year, the subsidiaries' aggregate appropriations to each of the SSR, PWF, reserve fund and enterprise expansion fund, as dealt with in the Group's financial statements, were RMB877,000 (2001: RMB409,000), RMB877,000 (2001: RMB409,000), RMB338,000 (2001: RMB270,000) and RMB338,000 (2001: RMB270,000), respectively. The appropriations to certain of the reserves are subject to approval by the board of directors of the respective subsidiaries, and SSAP 9 (revised) requires that appropriations subject to approval subsequent to balance sheet date should not be recognised in the balance sheet. However, appropriation subject to subsequent approval already recognised in the balance sheet has not been reversed because the amount thereof is immaterial.

As at 31 December 2002, the Group had no retained profits (2001: Nil) available for distribution by way of cash or in kind.

As at 31 December 2002, in accordance with the Company Law of the PRC, an amount of approximately RMB1.38 billion (2001: RMB1.38 billion) standing to the credit of the Company's share premium account was available for distribution by way of future capitalisation issues.

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) SSAP 15 was adopted during the current year, as detailed in note 2 to the financial statements, which has resulted in a change to the layout of the cash flow statement. The consolidated cash flow statement is now presented under three headings: cash flows from operating activities, investing activities and financing activities. Previously five headings were used, comprising the three headings listed above, together with cash flows from returns on investments and servicing of finance and from taxes paid. The significant reclassifications resulting from the change in presentation are that taxes paid, and interest received and paid are now included in cash flows from operating activities, dividends received are now included in cash flows from investing activities, and dividends paid are now included in cash flows from financing activities. The presentation of the 2001 comparative cash flow statement has been changed to accord with the new layout.

(b) Acquisition of a subsidiary

	Notes	**2002** **RMB'000**	2001 *RMB'000*
Net assets acquired:			
Fixed assets	13	**7,210**	–
Cash and bank balances		**7,454**	–
Loans receivable		**34,482**	–
Bills receivables		**396**	–
Prepaid income tax		**493**	–
Other receivables		**9,141**	–
Customers deposits		**(47,568)**	–
Other payables		**(8,156)**	–
		3,452	–
Negative goodwill on acquisition	15	**(2,614)**	–
		838	–
Satisfied by:			
Cash		**838**	–

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary is as follows:

	2002 **RMB'000**	2001 *RMB'000*
Cash and bank balances acquired	**7,454**	–
Cash consideration	**(838)**	–
Net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary	**6,616**	–

The above acquisition was related to the acquisition of FTGF, further details of which are set out in note 41(c) to the financial statements.

Since its acquisition, FTGF contributed approximately RMB7,528,000 to the Group's other revenue and gains for the year ended 31 December 2002. The post-acquisition profit after tax and before minority interests for the year ended 31 December 2002 contributed by FTGF amounted to approximately RMB5,017,000.

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Major non-cash transaction

The capital contributions made by the minority shareholders of a subsidiary of the Group during the year ended 31 December 2002 were in the form of non-current assets valued at RMB9,786,000, non-cash current assets valued at RMB52,232,000, and current liabilities of RMB56,426,000.

37. RETIREMENT BENEFITS

The Company participates in the central retirement and pension fund scheme organised by the Luoyang Municipal Government and makes an annual contribution representing 27% (2001: 28%) of the total annual wages of its employees to the aforesaid retirement and pension fund scheme, out of which the pensions of the Company's retired employees are paid.

38. CONTINGENT LIABILITIES

(a) As at 31 December 2002, FTGF, a subsidiary, had given guarantees to the extent of RMB12,485,000 to a bank for securing certain performance bonds issued by that bank on behalf of Yituo-Made, a company which the Holding owned a 50% equity interest (2001: Nil). Such guarantees were pledged by the Group's certain time deposits of RMB16,210,000. Yituo-Made had placed deposits of RMB12,485,000 with FTGF for securing the aforesaid guarantee provided by FTGF to the bank. As at the approval date of these financial statements, RMB9,275,000 of the aforesaid guarantees were released.

(b) As at 31 December 2002, FTQT, a subsidiary, had given joint and several guarantees to the extent aggregating RMB21.3 million to a bank for securing various bank loans aggregating to the same amount granted to an independent third party. Such contingent liabilities were not provided for in the Group's financial statements. The aforesaid independent third party had also given joint and several guarantee to the bank to the extent aggregating RMB18.5 million for securing various bank loans aggregating to the same amount granted to FTQT.

(c) As at 31 December 2002, the Company had given corporate guarantees of approximately RMB115 million to FTGF (2001: RMB151.3 million to certain banks and FTGF) in connection with facilities granted to certain subsidiaries. The facilities were utilised to the extent of approximately RMB115 million (2001: RMB96.3 million). Such contingent liabilities were not provided in the Company's financial statements.

(d) As at 31 December 2002, the Company's time deposits of approximately RMB92,829,000 were pledged to certain banks for securing bank facilities granted to a subsidiary. The facilities were utilised to the extent of RMB50,000,000. Such contingent liabilities were not provided for in the Company's financial statements.

Save as aforesaid, neither the Group, nor the Company had any significant contingent liabilities.

39. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Company leases certain of its buildings and machinery (note 13 to the financial statements) under operating lease arrangements. Leases for buildings and machinery are negotiated for terms ranging from one to five years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2002, the Group and the Company had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group and Company	
	2002	2001
	RMB'000	*RMB'000*
Within one year	**4,415**	3,111
In the second to fifth years, inclusive	**12,491**	10,560
	16,906	13,671

(b) As leasee

The Group leases certain land, buildings, plant and machinery under operating lease arrangements. Leases for land and buildings are negotiated for terms ranging from 1 to 50 years, and those for plant and machinery are for terms of one year with renewal options.

At 31 December 2002, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**13,299**	12,299	**10,000**	10,000
In the second to fifth years, inclusive	**30,562**	37,744	**21,740**	31,740
After five years	**229,839**	228,389	**196,795**	201,794
	273,700	278,432	**228,535**	243,534

40. CAPITAL COMMITMENTS

In addition to the operating lease commitments detailed in note 39(b) above, the Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted, but not provided for:				
Purchase of plant and machinery	**25,529**	19,241	**22,494**	17,213
Purchase of equity interest in an associate	**–**	12,415	**–**	–
Purchase of a long term investment (Note)	**3,640**	–	**3,640**	–
	29,169	31,656	**26,134**	17,213
Authorised, but not contracted for:				
Purchase of plant and machinery	**147,793**	–	**147,793**	–
Additional capital contribution into subsidiaries	**–**	–	**165,007**	174,075
	147,793	–	**312,800**	174,075
	176,962	31,656	**338,934**	191,288

Note: On 6 December 2002, the Company entered into a joint venture agreement with the Holding and YLDC in respect of the joint establishment of Yituo (Luoyang) Fuel Jet Co., Ltd. ("YLFJ"), which will be engaged in the design, manufacturing and sale of fuel jet pumps and related components. The proposed registered capital of YLFJ amounts to RMB52,000,000, of which RMB39,000,000 will be contributed by the Holding in form of assets injection, representing 75% of the registered capital of YLFJ. YLDC and the Company will contribute RMB9,360,000 and RMB3,640,000 both in form of cash, representing 18% and 7% of the registered capital of YLFJ, respectively.

41. RELATED PARTY TRANSACTIONS

(a) The significant transactions carried out between the Group and the Holding group, inclusive of subsidiaries and associates of the Holding, during the year are summarised as follows:

	Notes	**2002**	2001
		RMB'000	*RMB'000*
Sales of raw materials and components	(i)	**93,848**	100,766
Purchases of raw materials and components	(i)	**188,921**	172,151
Purchases of utilities	(ii)	**77,981**	57,054
Fees paid for welfare and support services	(iii)	**21,426**	38,507
Purchases of transportation services	(iii)	**4,409**	3,569
Research and development expenses paid	(iv)	**2,546**	2,308
Fees paid for the use of land	(v)	**5,000**	5,000
Fees paid for the use of trademark	(vi)	**2,546**	2,308
Rentals paid in respect of:			
Buildings	(vii)	**2,053**	2,143
Plant and machinery	(vii)	**3,060**	2,657
Fees paid for agency services	(viii)	**755**	989
Loans granted	(ix)	**107,500**	–
Bills discounted	(ix)	**86,261**	–
Interest income, inclusive of discounted bills charges	(ix)	**2,866**	–

41. RELATED PARTY TRANSACTIONS *(continued)*

The above transactions included the significant transactions carried out between the Group and its associate, YLDC, which is also a subsidiary of the Holding. Particulars of the significant transactions carried out between the Group and YLDC after the Group's acquisition of YLDC in March 2002 are summarised as follows:

	Notes	**2002** **RMB'000**
Sales of raw materials and components	(i)	16,935
Purchases of raw materials and components	(i)	62,492
Loans granted	(ix)	15,400
Bills discounted	(ix)	22,550
Interest income, inclusive of discounted bills charges	(ix)	810

(b) The significant transactions carried out between FTQT and its minority shareholder during the year are summarised as follows:

	Notes	**2002** **RMB'000**	2001 RMB'000
Sales of raw materials and components	(i)	**4,734**	2,557
Purchases of raw materials and components	(i)	**16,830**	11,719
Sales of utilities	(ii)	**1,251**	1,529

Notes:

(i) Pursuant to relevant agreements, the pricing in respect of raw materials and components is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such raw materials or components, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(ii) Pursuant to relevant agreements, the pricing in respect of utilities is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iii) Pursuant to relevant agreements, the pricing in respect of each of the welfare and supporting services and transportation services is determined by reference to the state price (i.e., mandatory prices set in accordance with relevant PRC regulations, where applicable), or if there is no applicable state price for any such services, the market price or the agreed price which is not exceeding the price charged in the immediate preceding year increased by a percentage equal to certain PRC consumer price index, whichever is lower.

(iv) Pursuant to relevant agreements, the pricing in respect of routine research and development services is calculated at a rate of 0.2% (2001: 0.2%) of the Company's net annual turnover.

(v) Pursuant to relevant agreements, the annual rental for the use of land is RMB5 million (2001: RMB5 million) subject to a further land rental adjustment announced by the relevant state land administration authorities.

(vi) Pursuant to relevant agreements, the pricing for the use of the trademark is charged at a rate of 0.2% (2001: 0.2%) of the Company's net annual turnover.

(vii) Pursuant to relevant agreements, the rental of buildings and plant and machinery is charged with reference to the depreciation of relevant assets.

(viii) Pursuant to relevant agreements, the pricing of agency fees is based on certain percentages of the invoiced value of goods sold through the agent.

(ix) The transactions are conducted with reference to the terms and rates stipulated by the PBOC.

41. RELATED PARTY TRANSACTIONS *(continued)*

(c) Acquisition of FTGF

As part of the restructuring of FTGF for the Group's subsequent acquisition thereof as described below, YBMC entered into an agreement on 1 June 2002 with the Holding whereby the Holding acquired the 18.08% equity interest of FTGF held by YBMC at a cash consideration of RMB19,890,000, which was based on cost. Prior to the aforesaid disposal, YBMC had received a refund of investment of RMB10,000,000 from FTGF. After such disposal, the Holding's equity interest in FTGF increased to 99.9% and YBMC held the remaining 0.1% equity interest in FTGF.

On 14 June 2002, the Company entered into an agreement with the Holding whereby the Company acquired the 99.9% equity interest of FTGF held by the Holding at a cash consideration of RMB838,000. The consideration paid was determined with reference to the net assets value of FTGF at 9 June 2002, which was after the repurchase of most of the capital in FTGF by the Holding and YBMC, and was appraised by an independent PRC valuer. Thereafter, the Company and YBMC held 99.9% and 0.1% equity interest in FTGF, respectively.

After the aforesaid acquisition, the Company and YBMC contributed additional capital, in form of cash, of RMB269,341,000 and RMB29,999,000 into FTGF, respectively, thereafter, FTGF's capital increased into RMB300 million, and the Company and YBMC held equity interests of 90% and 10% in FTGF, respectively.

On 20 June 2002, the Company entered into various agreements with the Holding, First Tractor International Economic Trade Limited ("FTIET", a wholly-owned subsidiary of the Holding), YLDC and an independent third party, whereby the Company sold 1%, 1%, 7% and 1.33% equity interests of FTGF to the Holding, FTIET, YLDC and the independent third party, respectively. The consideration received from the Holding, FTIET, YLDC and the independent third party are RMB3 million, RMB3 million, RMB21 million and RMB4 million, respectively. Thereafter, the Company held 79.67% equity interest of FTGF, while the remaining 10%, 1%, 1%, 7% and 1.33% are held by YBMC, the Holding, FTIET, YLDC and the independent third party, respectively. The aforesaid disposal of certain equity interest in FTGF by the Company was attributable to the notice from the PBOC which required FTGF to have a minimum of five shareholders.

(d) At the balance sheet date, the Holding guaranteed certain bank loans and other loans made to the Group up to RMB23.9 million (2001: RMB34.7 million) and RMB0.2 million (2001: RMB0.2 million), respectively, as further detailed in note 32(a) to the financial statements.

(e) During the year, FTGF had provided guarantees to an extent of RMB12,485,000 to a bank for securing certain performance bonds issued on behalf of Yituo-Made. Further details of the guarantees are disclosed in note 38(a) to the financial statements.

(f) Further details of the balances with related parties are set out in notes 20, 24, 25, 28 and 31 to the financial statements.

42. DESIGNATED DEPOSITS AND DESIGNATED LOANS

As at 31 December 2002, the Holding had placed a designated deposit of RMB1.5 million in FTGF for lending to a designated party.

As at 31 December 2002, an independent third party had placed a designated deposit of RMB2 million in FTGF for lending to the Holding.

Since the credit risk is borne by the depositors, the related assets and liabilities of such transactions are not included in the Group's consolidated financial statements.

43. PLEDGE OF ASSETS

Details of the Group's bills payable and bank loans, and of a performance bond issued by a bank on behalf of a related company, which are secured by assets of the Group, are included in notes 28, 32 and 38(a), respectively, to the financial statements.

44. POST BALANCE SHEET EVENT

The directors are currently in process of making appropriate disclosure and obtaining independent shareholders' approval regarding the financial services transactions conducted between FTGF and the Holding group during the year, further details of such financial services transactions are set out in note 41 to the financial statements.

In addition, the directors are currently in process of negotiation with the Holding for a financial service agreement pursuant to which FTGF will agree with the Holding to provide financial services to the Holding in the coming three years and the completion of the agreement will be subject to, inter alia, independent shareholders' approval and other procedures as required under the Listing Rules.

45. COMPARATIVE AMOUNTS

As further explained in note 2 to the financial statements, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified to conform with the current year's presentation.

46. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 25 April 2003.

第一拖拉機股份有限公司
FIRST TRACTOR COMPANY LIMITED



2002年年報

Designed and produced by: Wonderful Sky Public Relations & Financial Consultant Co. Ltd. Tel.: 2851 1038

目錄





2



3

善用優勢

把握商機



公司法定名稱

第一拖拉機股份有限公司

公司註冊地址

中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438

公司網址

http://www.first-tractor.com.cn

工商登記號碼

企股豫總字第003242號

公司法定代表人

董永安

公司秘書兼投資者關係

部門主管
張國龍　　公司秘書

主要往來銀行

中國工商銀行
中國銀行
中國建設銀行
交通銀行
中國農業銀行

國際核數師

安永會計師事務所
香港中環夏慤道10號和記大廈15樓

公司律師

中國
中倫金通律師事務所
中國北京市
建國門外東環南路2號北京招商局大廈12層
郵編：100022

香港
李偉斌律師行
香港中環環球大廈22樓

H股股份上市

香港聯合交易所有限公司
股份代號0038

H股股份過戶登記處

香港證券登記有限公司
香港灣仔皇后大道東183號合和中心19樓1901-1905室

公司資料索取地址

中國
第一拖拉機股份有限公司董事會秘書室
中華人民共和國
河南省洛陽市建設路154號
電話：(86 379) 496 7038
傳真：(86 379) 496 7438
電子郵箱：msc0038@vip.371.net

香港
李偉斌律師行
香港中環環球大廈22樓
電話：(852) 2501 0088
傳真：(852) 2501 0028

投資者及傳媒關係

皓天公關財經顧問有限公司
香港灣仔港灣道1號
會展廣場辦公大樓31樓3101-3103室
電話：(852) 2851 1038
傳真：(852) 2815 1352

財務摘要

	截至十二月三十一日止年度	
	二零零二年	二零零一年
	人民幣千元	人民幣千元
營業額	**2,300,223**	1,863,824
經營業務虧損	**(29,496)**	(63,481)
財務費用	**(16,546)**	(20,168)
應佔溢利及虧損：		
聯合控制企業	**2,162**	830
聯營公司	**8,178**	(14,788)
因收購一間聯營公司所產生的負商譽確認為收入	**606**	—
除稅前虧損	**(35,096)**	(97,607)
稅項	**(16,776)**	(16,786)
未計少數股東權益前虧損	**(51,872)**	(114,393)
少數股東權益	**(7,618)**	(3,406)
股東應佔日常業務虧損淨額	**(59,490)**	(117,799)
股息	**—**	—
每股虧損 — 基本	**人民幣7.58分**	人民幣15.01分



公司架構



第一拖拉機股份有限公司
51%
一拖清江拖拉機有限公司
60%
一拖瀋陽拖拉機有限公司
70%
貴州顛學生物工業有限公司
93.43%
拖
(洛陽)
收穫機械
90.1%
華晨中國機械控股有限公司
35%
一拖(洛陽)建工機械有限公司
99%
洛陽長侖農業機械有限公司
91.67%
洛陽高新長宏工貿有限公司
8.33%
51%
一拖(洛陽)工程機械有限公司
49%
51%
一拖(洛陽)建築機械有限公司
49%
79.67%
10%
中國一拖集團財務有限責任公司
40%
39.6%
一拖寧波中策拖拉機汽車有限公司
上海強農(集團)股份有限公司
59%
鎮江華晨華通路面機械有限公司
59%
鎮江華通阿倫機械有限公司
65%
一拖(鎮江)收穫機械有限公司
25%
一拖(洛陽)柴油機有限公司
7%
45%
上海一天下房地產置業有限公司

7



致各位股東：

本人謹此代表公司董事會向各位股東提呈二零零二年度報告，並向各位股東和關心、支持本公司發展的朋友表示由衷的致意。

業績回顧

報告期內，第一拖拉機股份有限公司(「公司」或「本公司」)及附屬公司(「本集團」)實現銷售收入人民幣2,300,223,000元，錄得虧損人民幣59,490,000元，與去年同期相比減少虧損49%。公司業績已呈現恢復性增長。

二零零二年本集團虧損同比收窄49%，受惠於：

1、 公司董事會和管理層進行了重大調整，新決策層和新管理層，制定了「農業機械、工程機械業務做大做強；零部件業務做精做專；整合附屬公司業務；積極尋求國際合作」的發展戰略，按照科爾尼管理諮詢公司對本公司全面的診斷諮詢方案，推進企業內部改革與管理創新，找准定位，理清思路，是本年度公司業績呈現恢復性增長的基礎。

2、 公司主營業務增長，營業收入與2001年相比增長23%。拖拉機產品銷量大幅增加，其中(1)大型輪式拖拉機銷量1,372台，同比增加968台，增長2.4倍；(2)中型輪式拖拉機銷量2,080台，同比增加278台，增長15.4%；(3)小四輪拖拉機銷量65,351台，同比增加12,587台，增長23.9%；(4)其他經營收入同比增長109%。

3、 公司對外投資收益增加，公司應佔聯營公司及聯合控制企業的溢利，同比增加人民幣2400萬元。本集團之附屬公司的產品銷量快速增長，其中(1)工業推土機銷量666台，同比增加452台，增長2.1倍；(2)壓路機銷量1,588台，同比增加358台，增長29.1%；(3)攤鋪機銷量310台，同比增加146台，增長89%；(4)拌和機械銷量101台，同比增加53台，增長2.1倍；(5)收獲機械銷量522台，同比增加33台，增長6.75%。

4、 本公司管理費用考核、採購成本控制、拖拉機和工程機械銷售業務的整合及新產品開發，取得顯著成效。

報告期內，本公司沒有實現扭虧為盈，主要是支撐公司利潤的履帶拖拉機業務未能增長及公司的增長性產品尚未形成規模，但本年度的管理創新與產品結構調整為公司持續發展奠定了基礎。

1. 農業機械業務。二零零二年本公司農業機械業務大幅增長得益於：(1)全國拖拉機市場的銷量連續三年下滑的趨勢得到遏制，農機市場銷量止跌起穩；(2)公司適應市場變化，改革農機產品營銷體制，在緊貼市場，強化責任意識、主體意識和業主意識，克服營銷管理弊端等方面，取得成效；(3)公司開發的熱點產品緊跟市場需求變化，改變開發模式，縮短開發周期，新產品開發速度與市場需求的快速變化不相適應的狀況得到明顯改善，50馬力和70馬力輪式拖拉機的研製、生產、銷售做到當月生產當月形成銷售，迅速搶佔市場，成為公司新產品銷售的亮點。

2. 工程機械業務。二零零二年本集團華晨中國機械控股有限公司(「華晨機械」)控股經營的壓實機械、土方作業機械、路面機械等工程機械產品，呈較大的增長得益於：(1)西部大開發戰略的實施，公路建設等基礎設施建設投資的拉動，使工程機械產品銷量出現快速增長；(2)公司壓實機械和土方作業機械等產品營銷業務整合，減少內部競爭，營銷、生產、管理等資源分享，發揮協同效應，取得顯著成果。



產品研發與產品質量

二零零二年，公司通過內部業務的重組，建立了快速回應市場，開發製造適銷對路、用戶滿意產品的開發機制。

農業機械產品研製開發：(1)以履帶拖拉機技術為基礎的變型產品，主要有：東方紅1362-80履帶式自行電站、東方紅-1302R/1502R橡膠履帶拖拉機、東方紅-WY10(R)液壓挖掘機、東方紅-YZ1000農用輪式拖拉機、東方紅-120R運泥車等；(2)開發輪式拖拉機的變型產品，主要有：東方紅-X700/704、X750、X804、X904、X1004/1204等大功率世紀星系列產品，東方紅-500、300-1、354-3、404-1等中功率系列產品；(3)小型輪式拖拉機推出了田園王低價格的產品投放市場；(4)批量推出東方紅4LZ-2.5豐收之星、東方紅4LZ-180水稻聯合收割機等收穫機械產品；(5)與東方紅拖拉機配套的旋耕機系列、挖穴機系列、杆還田機系列等農機具。新產品投放市場後，受到了用戶的歡迎。

工程機械產品：(1)通過調整產品結構，壓實機械緊跟市場脈搏，開發並推出LR22030型、LDD210型、LY9×16、3Y21×24型等新產品；(2)工業推土機新產品開發向兩頭延伸，相繼推出東方紅T80、T140等新產品；(3)裝載機已開發ZL50型並投放市場；(4)攤鋪機械圍繞「大型化與微型化、全系列與專業化、高等級與多用途、智慧型與可靠性」相結合的開發思路，自行開發SP125型多功能攤鋪機、四輪驅動銑刨機、HTH6000型滑模式水泥攤鋪機；(5)自行研製開發ABH2500型瀝青攪拌機、BUDI120、BUDI300樓式水泥攪拌機和8m³進口底盤攪拌車等攪拌設備。這些新產品的開發為公司培育核心競爭力，參與市場的競爭提供了保證。

「滿足市場需求、追求客戶滿意、堅持持續改進、提高品牌價值」是公司產品質量方針，報告期內，根據ISO9000族標準，公司對139個管理標準進行了修改、換版，提高了管理標準的統一性、協調性和適用性，產品的用戶滿意度得到提升。

資本運作

二零零二年公司/本集團根據企業經營和戰略發展的需要，(1)斥資人民幣約2.4億元，重組收購了中國一拖集團財務有限責任公司79.67%的股權，為本集團的企業融資創造了一個平臺；(2)為了擴大工程機械生產和銷售的規模，增強市場的競爭力，公司斥資人民幣640.6萬元人民幣,合資組建了一拖(洛陽)建工機械有限公司，本公司佔35%的股權；(3)本集團之附屬公司華農中國機械控股有限公司斥資150萬美元，收購一拖(洛陽)柴油機有限公司25%股權的交易完成。同時，本集團對部分附屬公司的資產及業務，進行了重組再造，取得了較好效果。

業務發展策略

本集團的戰略目標是成為中國最優秀的農業機械和工程機械製造商。二零零三年，我們的策略：

1. 農業機械業務、工程機械業務、乘勢而上做大做強。

(1) 農業機械業務。

公司的農業機械產品要面向農業、農村和農民的需求，在調整和鞏固傳統拖拉機業務的同時，重點是根據市場和用戶需要，研製和開發以履帶拖拉機技術為基礎的變型產品，特別是履帶式挖掘機的開發和投放市場要有重大突破；15馬力-120馬力區間全系列輪式拖拉機，重點發展50馬力以上的輪式拖拉機產品；加快發展收穫機械業務和與主機配套的農機具業務，公司對用戶提供的不僅是一台主機，而且有與之配套的農機具，實現農機業務更大的發展；拓展面向中功率輪拖、中型客車和農用運輸車配套市場的內燃機業務。

(2) 工程機械業務。

工程機械產品，本集團要搶抓國家加大基礎建設和西部大開發之機遇，在路面機械、土方作業機械、壓實機械系列主導產品群的基礎上，針對市場容量大的工程機械產品，結合本集團的綜合資源優勢，重點開發裝載機以及商品混凝土機械產品，形成寬系列多品種工程機械產品群，服務用戶，使工程機械產品的經營業績再上新臺階。

2. 公司零部件專業廠，充分利用現有工藝、技術和規模優勢，構建鍛造中心和鑄造中心，在做好內部配套市場的同時，積極開拓零部件配套市場，擴大開拓經營空間。

3. 加快資產結構調整,優化資源配置,對部分資產採取合併、合作、轉讓、承包和租賃的方式，最大限度地發揮資產運營效率。

4. 繼續整合、重組附屬公司業務，提升本公司投資回報。

5. 積極尋求國際合作。引進國外的先進產品、先進技術、先進管理和經驗。

致力發展　群策群力

公司新管理團隊，著重構建規範的公司治理結構，致力公司發展，維護股東利益。本公司將積極回應環境變化，吸收先進的管理理念與管理經驗，創新管理模式與盈利模式，創造效率；建立有效的經營者群體績效管理體系，充分激發其在生產經營中的積極性和創新力。

本公司董事會相信，公司管理團隊能夠克服外部不利經營環境對公司的影響，積極推進公司業務發展策略，不斷提高公司經濟運行質量，使公司步入健康發展的軌道，保障股東利益，回報股東，回報社會。

承董事會命
靳永安
董事長

中國.洛陽
二零零三年四月二十五日

財務成果分析

本集團截至二零零二年十二月三十一日止年度，共實現營業額為人民幣2,300,223,000元，較上年同期上升了23.41%，除稅及少數股東權益後綜合虧損額為人民幣59,490,000元，與上年同期相比減虧49.5%。每股虧損額為人民幣7.58分。

按業務分類	2002年1-12月 人民幣千元	2001年1-12月 人民幣千元
拖拉機業務	**1,497,862**	1,333,838
路面機械業務	**583,190**	433,218
工程機械業務	**225,836**	178,571
收穫機械業務	**31,325**	32,192

從上表看出，本集團在本年度中除收穫機械產品外三大主要產品即拖拉機產品、路面機械產品和工程機械產品的營業額均呈現上升趨勢，上升幅度最大的屬路面機械產品，其營業額與去年同期相比上升了34.62%。

本公司經營層在2002年度提出「以營銷為龍頭，拉動實物量的增長；以管理為動力，保證經濟運行質量；以產品為載體，拓展生存空間。」的管理思路，通過對工程機械業務的營銷整合，使其營銷資源達到最優化配置，通過對農機業務營銷組織機構的分解，達到提高營銷人員責任心的效果，公司的此項舉措在各業務群的實物銷量中顯示出良好的效果，2002年度公司主導產品拖拉機銷售量較去年同期上升了26%、工程機械產品的銷售量較去年同期成倍增長，其銷售收入也如上表中所示,均有上升。

成本分析

在成本控制方面，從成本源頭抓起，按照科爾尼諮詢公司制定的戰略採購模式，通過批量採購的方式來降低材料採購價格，由此公司2002年材料採購成本呈下降趨勢。

其次在生產管理過程中，把變動成本、邊利分析的思想深入運用到生產管理中，通過採取縮短責任鏈、收窄責任區的管理模式，使經營者迅速發現管理漏洞並及時修補，在2002年度公司除小拖產品因採取價格換市場的銷售策略，使單台毛利有所下降外，其他產品單台毛利均上升。

在管理費用控制方面，公司仍採取指標控制方式，對各管理部門下達費用控制指標，提高資金使用效率，截至二零零二年十二月三十一日止年度，本集團管理費用為人民幣205,735,000元，較去年相比下降了4.86%，充分體現出管理出效益。

資金流動性及財務分析

本集團主要流動資產明細表

	2002年12月31日	2001年12月31日	**同比**
	人民幣千元	*人民幣千元*	
現金及銀行存款	**989,935**	913,354	8.38%
應收帳款淨額	**260,794**	354,333	(26.40)%
存貨淨額	**629,704**	559,455	12.56%

本集團2002年度中對新增應收帳款採取訂單信用管理制度，根據對用戶的信用評價的不同等級採取不同的賒銷政策，內部實行銷售-回款一人「終身」負責制，帳款回收與其責任人的利益掛鉤，同時對老帳款通過法律手段加大清欠力度，通過採取上述一系列的手段，從上表看出，應收帳款在2002年度有較大幅度的下降。

在存貨管理上，經營層採用了「分色帳本動態管理」的辦法，將不同帳齡的存貨分不同顏色登記，存貨的貨齡情況一目了然。從上表中看存貨資金顯示上升，這主要根據集團整體發展的預測，各類產品的產銷量將在2003年有較高的增幅，考慮工程機械、路面機械和收穫機械等產品行業特點，為滿足2003年的銷售量，必須在2002年度四季度有一定的成品儲備。

二零零二年十二月三十一日，本集團銀行貸款為人民幣170,050,000元，較二零零一年下降了33.85%，本集團長期銀行貸款為零。

投資情況

截至二零零二年十二月三十一日止年度，本公司之附屬公司鎮江華晨華通路面機械有限公司和一拖(洛陽)工程機械有限公司的業績仍然保持良好的增長態勢，本年度創利分別是人民幣3,316萬元和人民幣581萬元，分別較去年同期上升了94%和扭虧為盈。一拖清江拖拉機有限公司也表現出上升勢頭、本年度減虧至人民幣624萬元，一拖瀋陽拖拉機有限公司及一拖(洛陽)收穫機械有限公司經營情況不盡理想，在2002年仍為虧損。

集團資產及財務狀況分析

財務比率指標：

項目	計算基準	於二零零二年十二月三十一日	於二零零一年十二月三十一日
資產負債率	負債總額/資產總額x100%	**38.55%**	31.74%
流動比率	流動資產/流動負債	**2.00**	2.31
速動比率	(流動資產-存貨)/流動負債	**1.47**	1.69
債權比率	負債總額/股東權益x100%	**62.75%**	46.49%

股權及儲備分析

	於二零零二年十二月三十一日 *人民幣千元*	於二零零一年十二月三十一日 *人民幣千元*	變動金額增加/(減少) *人民幣千元*
股本	**785,000**	785,000	**–**
資本公積	**1,378,840**	1,378,840	**–**
法定公積金	**59,455**	58,578	**877**
法定公益金	**59,455**	58,578	**877**
儲備基金	**1,172**	834	**338**
企業發展基金	**928**	590	**338**
累計虧損	**236,008**	174,088	**61,920**

集團未來重大投資或購入資本資金計劃

本集團在2002年中旬擬進行的對旗下的附屬公司「華晨中國機械控股有限公司」追加投資1,950萬美元(折人民幣約1.6億元)的工作尚未完成，預計2003年度將繼續該投資工作。

貨幣匯兑風險

目前本集團日常經營活動仍然在國內，大量的資金收入與資金支出以人民幣為主，有少量的資金支出以港幣為貨幣種類，其外匯債務主要是用於支付境外中介費用及向H股股東派發股息。本集團現金通常以短期存款的形式存於金融機構，銀行貸款均以人民幣幣種借入，並可以人民幣收入來償還。

資產抵押

於二零零二年十二月三十一日，本集團以總賬面值約人民幣39,990,000元的若干廠房及機器、約人民幣5,301,000元的定期存款及約人民幣2,431,000元的應收票據質押予銀行，以取得授予本集團的短期銀行貸款。

此外，本集團約人民幣152,568,000元的存款已經質押予銀行，以取得本集團若干應付票據。

於二零零二年十二月三十一日，本集團約人民幣16,210,000元的定期存款抵押予銀行，以作為由該銀行為一間關聯公司發出的若干履約擔保的保證。

本公司員工人數及員工培訓情況

截至二零零二年十二月三十一日止，本公司共有員工人數為14,645人，其中生產人員為9,016人，工程技術人員490人，財務人員為227人，行政管理人員為1,270人。

本公司在二零零二年採取多種形式按需培訓，培訓各類人員達2,312人次，提高了公司員工的職業素質。

或然負債

本集團及本公司於二零零二年十二月三十一日之或然負債詳情載於財務報表附註38。

執行董事

董永安先生，現年46歲。董先生於一九八二年加入中國第一拖拉機集團，歷任車間主任、科長、副廠長、廠長、副總工程師及常務副總經理、總經理，本公司副董事長、總經理。現任中國一拖集團有限公司及本公司董事長。董先生熟悉動力機械設計，在企業管理、生產經營方面具有豐富經驗。董先生一九八二年畢業於西安交通大學，獲頒學士學位，2002年獲頒江蘇大學工程碩士學位，董先生擁有高級工程師職銜。

劉大功先生，現年48歲。劉先生於一九七五年加入中國第一拖拉機集團，歷任中國第一拖拉機集團調研員、主任及副總經理。現任中國一拖集團有限公司副董事長、總經理、本公司副董事長，劉先生在人事、勞資管理和職工教育方面具有豐富經驗。劉先生一九八五年畢業於鄭州大學，後就讀於河南省委黨校經濟管理專業研究生班。

劉文英先生，現年54歲。劉先生一九七五年加入中國第一拖拉機集團，歷任副科長、科長、處長助理、副處長，計財部部長、副總經濟師，現任中國一拖集團有限公司副董事長兼副總經理。劉先生長期從事財務管理和經濟管理，對企業經濟運行及組織管理有豐富經驗。劉先生畢業於河南省行政學院經濟管理研究生班和大連理工大學管理科學與工程研究生班。劉先生擁有高級會計師職銜。

邵海晨先生，現年48歲。邵先生於一九七七年加入中國第一拖拉機集團，歷任中國第一拖拉機集團工藝員、科長、副廠長、廠長及本公司總經理助理、副總經理，現任本公司總經理，邵先生具備豐富的生產技術準備和企業經營管理經驗。邵先生一九八二年畢業於洛陽工學院，獲頒學士學位，擁有高級工程師職銜。

崔起鴻先生，現年58歲。崔先生一九六七年加入中國第一拖拉機集團，歷任科長、分廠副廠長、副處長、處長、總調度長、總經理助理，本公司副總經理、總經理。現任中國一拖集團有限公司副總經理。崔先生具備豐富的企業技術、管理和生產經營經驗。崔先生一九六七年畢業於洛陽工學院，擁有高級工程師職銜。

李騰蛟先生，現年47歲。李先生曾任機械工業部洛陽拖拉機研究所副所長，一九九五年加入中國第一拖拉機集團，歷任技術中心副主任，公司副總工程師，現任中國一拖集團有限公司副總經理。李先生在機械設計和技術管理方面擁有相當經驗。李先生於一九八二年畢業於吉林工業大學，獲頒學士學位。李先生擁有高級工程師職銜。

張晶先生，現年47歲。張先生於一九七五年加入中國第一拖拉機集團，一九九四年擔任中國第一拖拉機集團集體經濟管理處副處長，現任中國一拖集團有限公司總經理助理及本公司財務總監。張先生在公司財務管理、經濟運行、資本運作方面擁有豐富經驗。張先生一九八五年畢業於河南廣播電視大學，擁有高級會計師職銜。

曹春國先生，現年48歲。曹先生一九七七年加入中國第一拖拉機集團，歷任副科長、科長、分廠廠長助理、一拖(洛陽)工程機械有限公司總經理、一拖(洛陽)建築機械有限公司總經理。現任本公司總經理助理。曹先生在生產經營、企業管理方面擁有豐富經驗。曹先生畢業於中央黨校經濟管理專業。

劉雙成先生，現年47歲。劉先生於一九七五年加入中國第一拖拉機集團，歷任幹事、車間主任；鍛造廠廠長助理、副廠長、廠長，現任本公司第一鑄鐵廠廠長。劉先生畢業於中央黨校經濟管理專業。

獨立非執行董事

鹿中民先生，現年71歲,本公司審核委員會委員。鹿先生於一九九二年至一九九五年擔任中國第一拖拉機工程機械集團董事長，曾任中國農業機械工業協會會長、聯合國亞太地區農機網技術顧問、吉林工業大學和江蘇理工大學兼職教授。鹿先生一九五九年畢業於蘇聯哈爾科夫工學院，獲頒學士學位，擁有高級工程師職銜。

陶湘先生，現年70歲，陶先生於一九六二年任教中國人民大學，具有三十年財務教學及研究經驗，現任中國人民大學財政金融學院教授及博士研究生導師。陶先生在會計管理及國際財務方面擁有廣泛經驗。陶先生乃中國國際經濟關係學會副會長、中國國際金融學會常務理事、國務院發展研究中心屬下國際發展研究所學術委員會成員、中國人民銀行總行研究生部客座教授、南京大學國際商學院客座教授。陶先生於一九五九年畢業於中國人民大學財政及財務系，獲頒財務學士學位，並於一九六二年獲頒中國人民大學經濟碩士學位。

陳秀山先生，現年49歲，本公司審核委員會委員。曾任中國銀行全資擁有附屬公司中國建設財務(香港)有限公司董事及企業財務部主管及中銀國際金融有限公司執行總裁，負責融資、上市、合併及收購業務。陳先生現任中國光大融資有限公司董事、總經理，負責企業財務業務。陳先生具有23年銀行及企業財務經驗。陳先生獲加拿大安大略省温莎大學頒發商業管理碩士學位，並獲西安大略省大學頒發文學學士學位，亦參與美國史丹福大學財務管理課程計劃。

陳志先生，現年47歲。陳先生於一九八二年加入中國農業機械化科學研究院，歷任中國農業機械化研究院情報所副所長、院財經管理處處長、副院長，北京華聯機電公司總經理。現任中國農業機械化科學研究院院長。陳先生在農機設計與製造、軟科學研究及經濟財務、科研管理方面具有相當經驗。陳先生一九八二年畢業於吉林工業大學，獲頒學士學位，並於一九九一年赴義大利米蘭大學進修農業機械，二零零零年六月獲管理科學與工程碩士學位。陳先生擁有研究員職銜。

公司秘書

張國龍先生，現年38歲。張先生於一九八七年加入中國第一拖拉機集團，歷任副科長、正科級秘書、附屬公司一拖(鎮江)收穫機械有限公司常務副經理。現任本公司董事會秘書。張先生在設備維修與管理、企業管理、資本運作方面擁有經驗，並自一九九八年起在公司董事會秘書處從事對外投資項目運作與管理、公司信息披露工作。張先生先後就讀於江蘇工學院設備工程與管理專業和西安交通大學管理工程專業，獲頒管理科學與工程碩士學位，擁有高級工程師職銜。

監事會

劉阿南先生，現年56歲。劉先生於一九六五年加入中國第一拖拉機集團，歷任中國第一拖拉機集團副科長、科長、副處長、副總會計師及總會計師。現任本公司監事會主席。劉先生在財務及會計方面具有多年豐富經驗。劉先生一九八六年畢業於經濟管理刊授聯合大學，主修企業管理，擁有高級會計師職銜。

王愛英女士，現年51歲，王女士於一九七一年加入中國第一拖拉機集團，一九九零年起擔任中國第一拖拉機集團工會副主席，一九九九年起兼任本公司工會主席。王女士在宣傳教育及工會工作方面具有豐富經驗。王女士一九九六年畢業於中央黨校函授學院，主修經濟管理專業，擁有高級政工師職銜。

趙中海先生，現年47歲，趙先生於一九八零年加入中國第一拖拉機集團，一九九五年起擔任監察處處長。趙先生在行政監察方面具有相當經驗。

許蔚林先生，現年41歲。許先生一九八二年加入中國第一拖拉機集團，一九九八年起擔任審計處副處長、處長。許先生在生產經營管理和企業財務審計方面具備經驗。許先生畢業於江蘇理工大學，主修工業管理工程，擁有經濟師職銜。

邵建新先生，現年49歲。邵先生於一九七三年加入中國第一拖拉機集團，歷任工藝員、副主任、副科長、主任、廠長助理、副廠長、廠長，現任本公司第二裝配廠工會主席、第一副經理。邵先生畢業於河南行政學院經濟管理專業研究生班，擁有工程師職銜。

董事會謹此提呈本公司及本集團截至二零零二年十二月三十一日止年度之報告書及經審核財務報表。

1. 主營業務

本公司主營業務為農業拖拉機生產及銷售。附屬公司的主營業務詳情載於財務報表附註16。年內本集團之主營業務性質並無重大改變。

2. 業績及股息

本集團截至二零零二年十二月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於財務報表第35頁至第80頁。

董事會建議不派發二零零二年年度末期股息。

3. 財務概要

本集團最近五年之公佈業績及資產及負債概要(摘自已刊印之經審核財務報表)載列如下。一九九八年及一九九九年年度之數額已作出調整，以反映就各結算日後宣派股息之會計政策之追溯變更影響。本概要並不構成經審核財務報表的一部分。

財務概要乃按香港會計準則編制。

綜合業績

	截至十二月三十一日止年度				
	二零零二年	二零零一年	二零零零年	一九九九年	一九九八年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	**2,300,223**	1,863,824	1,997,314	2,865,137	2,703,563
除稅前溢利/(虧損)	**(35,096)**	(97,607)	(168,056)	138,009	227,444
稅項	**(16,776)**	(16,786)	(13,142)	(44,294)	(75,972)
未計少數股東權益前溢利/(虧損)	**(51,872)**	(114,393)	(181,198)	93,715	151,472
少數股東權益	**(7,618)**	(3,406)	24,145	(13,594)	(19,033)
股東應佔日常業務溢利/(虧損)淨額	**(59,490)**	(117,799)	(157,053)	80,121	132,439

綜合資產及負債

	於十二月三十一日				
	二零零二年	二零零一年	二零零零年	一九九九年	一九八八年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
總資產	**3,334,388**	3,088,579	3,292,787	3,657,209	3,540,244
總負債	**(1,180,321)**	(914,200)	(1,000,726)	(1,022,644)	(959,653)
少數股東權益	**(105,225)**	(66,047)	(65,930)	(195,409)	(180,831)
合計	**2,048,842**	2,108,332	2,226,131	2,439,156	2,399,760

4. 固定資產

本公司及本集團於本年度內固定資產之變動詳情載於財務報表附註13。

5. 股本

本公司於本年度內股本之變動詳情載於財務報表附註34。

本公司於二零零二年內並無發行任何可兑換證券、購股權、認股權證或類似權利。

6. 優先購買權

根據本公司之章程及中華人民共和國(「中國」)法律，並無規定本公司需對現有的股東按其持股比例給予他們優先購買新股之權利。

7. 購買、出售或贖回公司上市股份

報告期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司上市股份。

8. 儲備

本公司及本集團本年度內各項儲備之變動詳情載於財務報表附註35。

9. 可供分配儲備

本公司於二零零二年十二月三十一日之可供分配儲備詳情載於財務報表附註35。

10. 主要客戶及供應商

截至二零零二年十二月三十一日止年度，本集團最大的首五名客戶和供應商分別佔本集團之總銷售額及總採購額不足30%。故此，不需為主要客戶及主要供應商作出進一步披露。

11. 董事及監事

於本年度內，本公司董事及監事如下：

執行董事：

方剛先生	（於二零零二年四月八日辭任）
陳立威先生	（於二零零二年四月八日辭任）
董永安先生	
劉大功先生	（於二零零二年四月八日任命）
劉文英先生	
崔起鴻先生	
邵海晨先生	（於二零零二年四月八日任命）
李騰蛟先生	
張晶先生	
曹春國先生	
劉雙成先生	（於二零零二年四月八日任命）

獨立非執行董事：

鹿中民先生	
陶湘先生	
陳秀山先生	
陳志先生	
韓方明先生	（於二零零二年六月十四日辭任）

監事：

劉阿南先生	
趙中海先生	
許蔚林先生	
王愛英女士	
楊有亮先生	（於二零零二年二月十八日辭任）
邵建新先生	（於二零零二年二月十八日任命）

於二零零二年六月十四日，本公司臨時股東大會批准韓方明先生辭去本公司獨立非執行董事職務。

由於楊有亮先生辭任職工代表的監事職務，於二零零二年二月十八日，本公司職工代表已根據本公司章程的規定選舉出邵建新先生為職工代表的監事。此項任期自二零零二年二月十八日起生效。

本公司於二零零二年四月八日召開了臨時股東大會，批准方剛先生及陳立威先生辭去公司執行董事職務及通過委任劉大功先生、邵海晨先生及劉雙成先生為本公司之執行董事。此項委任自二零零二年四月八日起生效。

12. 董事及高級管理層簡歷

本公司董事及本集團高級管理層簡歷載於本年度報告第18至第20頁。

13. 董事及監事服務合約

方剛先生、陳立威先生、董永安先生及趙中海先生於二零零零年五月八日與本公司訂立服務合約。劉文英先生、崔起鴻先生、李騰蛟先生、張晶先生、曹春國先生、劉阿南先生、許蔚林先生、王愛英女士及楊有亮先生已於二零零零年九月十二日與本公司訂立服務合約。邵建新先生於二零零二年二月十八日與本公司訂立服務合約。劉大功先生、邵海晨先生及劉雙成先生於二零零二年四月八日與公司訂立服務合約。此等合約在所有重大方面均相同，其細節茲列如下：

(i) 每項服務合約由合約日期起至二零零三年五月七日；

(ii) 於三年之服務期內，各年應付予每位執行董事的每年薪酬總額分別為人民幣40,000元、人民幣44,000元及人民幣48,400元。而於三年之服務期內，各年應付予每位監事的薪酬總額分別為人民幣24,000元、人民幣26,400元及人民幣29,040元；及

(iii) 此外，每名執行董事及監事在每完成一年的服務後有權收取獎金。於三年之服務期內各年應付予每位執行董事的獎金總額分別為不多於人民幣20,000元、人民幣22,000元及人民幣24,200元。而於三年之服務期內各年應付予每位監事的獎金總額分別為不多於人民幣12,000元、人民幣13,200元及人民幣14,520元。

除上述者外，各董事與本公司均無訂立限制本公司於一年內不作賠償(法定賠償除外)便不可終止之服務合約。

14. 董事及監事之合約權益

於本年度內，並無任何董事或監事於本公司、其控股公司或其任何附屬公司或同系附屬公司所訂立而對本集團業務而言屬重要的合約之中，擁有任何重大權益。

15. 重大合約

本公司或其任何附屬公司除關連交易披露的重大合約外概沒有於截至二零零二年十二月三十一日止年度的任何時間內與控股股東訂立任何重大合約。

16. 主要股東

於二零零二年十二月三十一日，根據本公司按香港法例第396章證券(披露權益)條例(「披露權益條例」)第16(1)條所規定而存置之權益登記冊所記錄，擁有本公司已發行股本10%或以上之股東如下：

股東	類別	股份(千股)	佔總股本比例(%)
中國一拖集團有限公司(「控股公司」)	國有法人股	450,000	57.32
香港中央結算(代理人)有限公司	H股	329,060	41.92

除上述披露者外，概無人士於本公司之股本中擁有須根據披露權益條例第16(1)條予以記錄之權益。

17. 董事及監事之股份權益

於二零零二年十二月三十一日，本公司各位董事及監事均無持有本公司任何股份。各董事及監事並沒有擁有本公司或其任何聯營公司(定義見披露權益條例)之股本或債券權益；各董事、監事及其配偶及其十八歲以下子女概無獲本公司授予可認購本公司之股本或債券的權利，亦沒有出現任何該等人士行使任何該等權利的情況。

18. 關連交易

本集團的關連交易(其定義見上市規則)載列於財務報表附註41。除載於財務報表附註41(a) 及 (c)披露內容外，公司董事會已對中國一拖集團財務有限責任公司(「一拖財務公司」)與控股公司及其附屬公司將簽署之《財務金融服務協議》做出批准。公司並將召開臨時股東大會批准《財務金融服務協議》，有關詳情公司將發佈公告做出披露。就一拖財務公司於簽署《財務金融服務協議》前與控股公司及其附屬公司已發生之有關財務金融服務的關連交易，公司現已向聯交所作出披露。

除該等交易外，本公司亦有進行下列關連交易：

(i) 2002年12月6日，本公司與控股公司、一拖(洛陽)柴油機有限公司(「一拖柴油機」)簽訂《合資經營一拖(洛陽)燃油噴射有限公司協議書》。一拖(洛陽)燃油噴射有限公司(「燃油噴射公司」)註冊資本人民幣52,000,000元，其中控股公司以經評估的資產出資人民幣39,000,000元，佔註冊資本的75%，一拖柴油機以現金出資人民幣9,360,000元，佔註冊資本的18%；本公司以現金出資人民幣3,640,000元，佔燃油噴射公司註冊資本的7%。

由於控股公司是本公司之控股股東，控股公司亦是一拖柴油機的控股股東，因此根據上市規則第14.23條的規定，投資事項構成本公司之關連交易。由於本公司的投資額為人民幣3,640,000元(約3,430,000港元)，超過1,000,000港元，但少於本公司最近公佈帳目中本公司有形資產賬面淨值的3%，故根據上市規則第14.25(1)條，本公司已於2002年12月10日於香港報章做出公佈。

經過審閱本年度之關連交易後，本公司獨立非執行董事做出確認如下：

(i) 本集團是在正常及一般業務情況下達成各項交易；

(ii) 交易均(a)以正常商業條款(與中國境內類似實體所作的類似性質交易比較)或(b)(倘無類似情況可供比較)按對本公司股東而言屬公平合理的條款達成；及

(iii) 交易(a)乃根據規限該等交易的有關協議條款或(b)倘無有關協議，則按相對獨立第三者等同或更佳條件進行。

19. H股募集資金使用情況

本公司於一九九七年六月二十三日，公開發售在香港聯合交易所有限公司上市的H股連隨後兩次行使部分超額配股權配售在內的新H股335,000,000股，共籌得約人民幣1,615,500,000元(約港幣1,507,500,000元)。

除在以前年度業績報告及中期業績報告中披露的已使用的人民幣1,119,775,000元募集資金外, 募集資金在本年度又有如下運用：

- 約人民幣60,950,000元於本公司100/105中功率柴油機項目等的固定資產的購置和增值在建工程。

- 募集資金尚未使用部分用作補充本公司的營運資金。

20. 董事及監事於競爭性業務之權益

於年內及截至本報告日期，本公司並無董事或監事被視為在直接或間接與本集團業務有競爭或可能有競爭之業務(定義見上市規則)中擁有權益。

21. 員工宿舍

由於所有員工宿舍均由控股公司保留，所以，本公司現在並無任何員工宿舍可售予其雇員。根據現行安排，本公司雇員自行負責購買員工宿舍(包括控股公司所保留之宿舍)的費用。

23. 住房政策

關於國家頒佈有關住房貨幣分配政策，本公司目前尚未收到有關具體操作細則，目前無法操作，本公司亦未有任何關於執行住房貨幣分配政策的計劃或意向。故本公司認為該政策對本公司二零零二年度財務報表不會構成任何重大影響。

23. 職工基本醫療保險

本公司於2001年9月起開始執行洛陽市城鎮職工基本醫療保險制度。根據該辦法及其實施細則，本公司按工資總額的一定比例繳交基本醫療保險金，該項支出由福利費中列支，公司經評估認為以往有關職工之醫療支出亦於福利費中列支，因此該政策的實施對本公司的財務報表不會產生重大影響。

24. 委託存款及到期存款

本公司有人民幣80,433,000元的款項存放於本公司之附屬公司一拖財務公司。一拖財務公司為本公司之附屬公司，是一家經中國人民銀行批准的非銀行金融機構，主要從事中國一拖集團有限公司成員單位(包括本公司及其附屬公司)的財務金融服務。除此之外，本公司並無任何存款存放在非銀行金融機構。

本公司向其兩間附屬公司，一拖(洛陽)建築機械有限公司及貴州鎮寧生物工業有限公司分別授出人民幣7,000萬元及人民幣200萬元之貸款。貸款是通過存放於一拖財務公司及一間中國商業銀行之委托存款方式授出。除上述者外，本公司並無其他委託存款。本公司之所有現金存款均存放在中國之商業銀行，並符合適用之法規及規則。本公司並未遇到銀行存款到期後而未能提取的情況。

25. 統一所得稅制度

本公司所得稅是以應課稅溢利的33%稅率計算。

26. 土地使用權

本公司根據一九九七年六月四日與控股公司所訂立之土地租賃協議享有從協議生效日起五十年的土地使用權，本公司亦擁有房屋的所有權證書。

27. 重要事項

(1) 二零零二年五月三十日，本公司董事會決定撤消向本公司之附屬公司一拖(洛陽)收獲機械有限公司(「洛陽收獲機」)追加投資人民幣15,695,000元的決議，並於二零零二年十月二十五日作出決議，向洛陽收獲機追加投資人民幣360萬元。增資後本公司於洛陽收獲機的股權比例為93.91%。

(2) 二零零二年六月，本公司斥資約人民幣2.4億元，重組收購了一拖財務公司79.67%的股權。該收購有利於加強本集團內部財務資源的統一管理，並為本集團的內部融資搭建了平台。

(3) 二零零二年九月二日，本公司董事會做出決議，批准125MN熱模鍛壓機項目立項，該項目預計投資總額約人民幣121,450,000元。該項目的投產有利於提高本公司工藝水平和能力，將為公司產品參與國內及國際市場競爭提供實力保障。

(4) 二零零二年十月二十五日，本公司董事會做出決議，批准投資建設YTR105系列中功率柴油機項目的總體設計方案。預計一期及二期共計新增投資人民幣80,910,000元，形成40,000台中功率柴油機的生產能力。

(5) 二零零二年十一月十八日，本公司臨時股東大會批准了對本公司章程的修訂，修訂後的公司章程在公司經營範圍中增加了「經營本公司(含本公司成員企業)自產產品及相關技術的進出口業務。」

(6) 二零零二年十二月三日，本公司以現金人民幣6,406,000元出資與其他方共同組建一拖(洛陽)建工機械有限公司(「建工公司」)，本公司佔註冊資本的35%。建工公司的主要業務是路面機械、建築機械整機、零部件及相關產品的製造與銷售。

28. 結算日後事項

本集團之重大結算日後事項詳情載於財務報表附註44。

29. 最佳應用守則

董事會認為本公司於年報所涵蓋之整個會計期間內已遵守上市規則附錄14之最佳應用守則(「該守則」)的要求。

30. 重大訴訟

於報告期內，本公司、本公司董事、監事、高級管理人員並無牽涉重大訴訟或仲裁事項。

31. 審核委員會

本公司已根據該守則的要求成立了審核委員會，以履行檢討及監察本集團的財務匯報程式及內部監控的職責。審核委員會由本公司的三位獨立非執行董事組成。

32. 核數師

安永會計師事務所任滿退任，關於續聘彼等為本公司核數師之決議將於應屆股東週年大會上提呈。

承董事會命
董永安
董事長

中國・洛陽
二零零三年四月二十五日

本人呈報本公司截止二零零二年十二月三十一日止年度內依照《中華人民共和國公司法》及《公司章程》賦予的職權，履行監督職能，維護股東和本公司的合法權益之工作。

1. 履行對董事、總經理及其它高級管理人員的監督職能。在二零零二年度，未接到舉報或發現本公司董事、總經理及其它高級管理人員有違反《公司章程》、法律、法規以及損害本公司利益的行為。監事會認為他們能夠忠於職守，遵章守法，維護全體股東利益。

   本年度本公司未發生重大訴訟事項而監事會亦沒有代表本公司向董事交涉或對董事起訴。

2. 檢查本公司的經營及財務狀況。監事會認為，經國際會計師事務所審核後的二零零二年度本公司財務報告，真實公允地反映了本公司該年度經營業績和資產狀況。

3. 核對董事會提交給股東大會的財務報告及利潤分配方案之建議。監事會認為，上述報告和方案符合有關法律、法規和《公司章程》的規定。

4. 依照《公司章程》，監事會列席了董事會會議，參與了本公司的重大活動，對董事會討論決定的事項進行了監督。

承監事會命
劉阿南
監事會主席

中國 洛陽
二零零三年四月二十五日

股東週年大會通告

茲通告第一拖拉機股份有限公司(「本公司」)謹訂於二零零三年六月十三日(星期五)上午九時正假座中華人民共和國(「中國」)河南省洛陽市建設路154號舉行二零零二年年度股東週年大會(「股東大會」)。藉以通過以下事項：

一、　以普通決議案通過的事項：

1. 審議並批准本公司二零零二年年度董事會工作報告；

2. 審議並批准本公司二零零二年年度監事會工作報告；

3. 審議並批准本公司二零零二年年度經審計財務報告；

4. 審議並批准本公司截至二零零二年十二月三十一日止年度股息分配議案；

5. 審議並批准續聘安永會計師事務所出任本公司截至二零零三年十二月三十一日止年度境外核數師並授權本公司董事會決定其委任的條款；

6. 審議並批准本公司董事、監事酬金事項；

7. 審議、批准並確認第二屆董事會、監事會任期展期至二零零三年六月三十日；

8. 選舉並決定本公司第三屆董事會成員，其任期將於二零零三年七月一日起生效，任期三年；

9. 選舉並決定本公司第三屆監事會中由股東代表出任的監事，其任期將於二零零三年七月一日起生效，任期三年；及

10. 其他事項。

二、　以特別決議案通過的事項：

1. 授權本公司董事會有權決定在《中華人民共和國公司法》第十二條規定的限額內，對其他有限責任公司或股份有限公司或其他經濟組織或項目的任何投資計劃或方案，包括但不限於決定投資方案、所投資的公司或其他經濟組織、具體金額、投資方式(包括以發行內資股或境外上市外資股等方式)和時間及簽署有關合約及其它文件等；

2. 在香港交易及結算所有限公司及中國證券監督管理委員會給予有關批准的條件下，批准本公司在有關期間(其定義見下文)內單獨或同時配售、發行或處理內資股及境外上市外資股，其數量不超過該類股份已發行的數量的20%，並授權本公司董事會處理所有有關這些配售及發行的事宜；

   就本決議案而言，"有關期間"指由本決議案獲通過之日起至下列兩者較早之日期為止之期間：

   (甲) 本決議獲通過之日起計的十二個月內的最後一天；或

   (乙) 本公司股東大會通過特別決議案撤消或更改本決議案下的授權之日期。

3. 授權本公司董事會向本公司股東分派截至二零零三年六月三十日止中期股息。

董事、監事候選人及新提名候選人簡歷：

第二屆董事會中除崔起鴻先生外，其餘人員均獲提名為第三屆董事會執行董事及獨立非執行董事候選人，趙剡水先生為新獲提名的第三屆董事會執行董事候選人。

第三屆監事會中劉阿南先生、趙中海先生及許蔚林先生仍獲提名為第三屆監事會中由股東代表出任的監事候選人。

(以上董事及監事候選人簡歷載於本年度報告第18至第20頁)

趙剡水先生簡歷：

趙剡水先生，現年39歲。趙先生於一九八三年加入中國第一拖拉機集團，歷任科長、副廠長、中國一拖集團有限公司副總工程師、公司副總經理、現任中國一拖集團有限公司副總經理。趙先生在產品開發、產品設計、技術管理方面擁有相當經驗。趙先生曾於1994年以訪問學者身份到日本北海道大學做為期一年的研修、2001年以訪問學者身份到日本京都大學做為期一年的研修。趙先生現任中國工程機械工業協會副理事長、中國農業機械學會副理事長、《工程機械》雜誌社第九屆編委員等職。趙先生先後就讀於江蘇工學院農機系和江蘇工學院研究生班，獲頒工學學士與工學碩士學位，擁有高級工程師職銜。

承董事會命
張國龍
公司秘書

中國 洛陽
二零零三年四月二十五日

附註：

一、 本公司將於二零零三年五月十四日至二零零三年六月十三日(首尾兩天包括在內)暫停辦理股份過戶登記手續，以確定有權出席股東大會的股東名單，股份過戶表格最遲須於二零零三年五月十三日下午四時或之前交回香港證券登記有限公司。凡於二零零三年五月十三日營業日結束前登記在冊的本公司股東或其代理人，均有權憑身份證明文件出席股東大會。本公司H股股份過戶登記處地址為：香港證券登記有限公司，地址：香港灣仔皇后大道東183號合和中心19樓1901-1905室。

二、 凡有權出席股東大會並有權表決的股東均有權委任一名或數名人士(不論該人士是否股東)作為其股東代理人，代其出席股東大會並行使其表決權。如一名股東委任超過一名股東代理人，其股東代理人只能以投票方式行使其表決權。

三、 股東委託他人出席股東大會及行使其表決權須以書面形式委任(委任表格附後)。此等委任表格可由委託人簽署，也可由委託人的授權人簽署。如果該委託表格由委託人的授權人簽署，則委託人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效之授權文件及代表委任表格，須在股東大會舉行開始時間24小時前，交回本公司上述之法定地址，方為有效。

四、 擬出席本屆股東大會的股東應於二零零三年五月二十三日(星期五)或以前將擬出席會議的書面確認回復送達本公司。回復可採用來人、來函或傳真等方式送達。

五、 股東或其股東代理人須於出席股東大會時出示本人身份證件，如由股東代理人出席，則代理人還須攜帶其代理人委任表格。

六、 本屆股東大會會期預計不超過一天，往返及住宿費用由出席股東大會之股東及其代理人自行負責。

七、 本公司註冊地址為：

中國河南省洛陽市建設路154號
本公司郵政編號：471004
聯繫電話：86-379-4967038
傳真：86-379-4967438
電子郵箱：msc0038@vip.371.net

ERNST & YOUNG
安永會計師事務所

致：全體股東
第一拖拉機股份有限公司
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已完成審核載於第35頁至第80頁按照一般香港公認之會計原則編製的財務報表。

董事及核數師各自的責任

貴公司董事的責任是編製真實與公允的財務報表。在編製真實與公允的財務報表時，董事必須貫徹採用合適的會計政策。我們的責任是根據審核工作之結果，對該等財務報表作出獨立意見，並將此意見向股東作出報告。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作出的重大估計及判斷，所釐定的會計政策是否適合　貴公司及　貴集團的具體情況，及有否貫徹執行並足夠地披露該等會計政策。

在策劃及進行審核工作時，均以取得一切我們認為必須的資料及解釋為目的，使我們能獲得充份的憑證，及就該等財務報表是否存有重要之錯誤陳述，作出合理的確定。在表達意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公允地反映　貴公司及　貴集團於二零零二年十二月三十一日的財務狀況及　貴集團截至該日止年度的虧損及現金流量，並已按照香港公司條例之披露規定適當編製。

安永會計師事務所
執業會計師
香港
二零零三年四月二十五日

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
營業額	5	**2,300,223**	1,863,824
銷售成本		**(2,034,741)**	(1,625,739)
毛利		**265,482**	238,085
其他收入及收益	5	**93,115**	99,697
銷售及分銷費用		**(114,341)**	(89,516)
管理費用		**(205,735)**	(216,242)
其他經營費用		**(68,017)**	(95,505)
經營業務虧損	6	**(29,496)**	(63,481)
財務費用	7	**(16,546)**	(20,168)
應佔溢利及虧損：			
聯合控制企業		**2,162**	830
聯營公司		**8,178**	(14,788)
因收購一間聯營公司所產生的負商譽確認為收入	18	**606**	—
除税前虧損		**(35,096)**	(97,607)
税項	10	**(16,776)**	(16,786)
未計少數股東權益前虧損		**(51,872)**	(114,393)
少數股東權益		**(7,618)**	(3,406)
股東應佔日常業務虧損淨額	11	**(59,490)**	(117,799)
每股虧損－基本	12	**7.58分**	15.01分

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
非流動資產			
固定資產	13	**787,407**	801,858
在建工程	14	**74,299**	59,032
負商譽	15	**(2,227)**	—
聯合控制企業權益	17	**23,768**	29,388
聯營公司權益	18	**20,065**	—
長期投資	19	**59,728**	91,608
應收貸款	20	**5,792**	—
		968,832	981,886
流動資產			
存貨	21	**629,704**	559,455
應收賬款及應收票據	22	**406,196**	423,589
應收貸款	20	**103,015**	—
其他應收款	23	**152,203**	128,031
短期投資	26	**84,503**	82,264
已抵押存款	27	**174,079**	23,302
現金及現金等價物	27	**815,856**	890,052
		2,365,556	2,106,693
流動負債			
應付賬款及應付票據	28	**494,089**	373,254
應交税金		**6,376**	2,533
其他應付款及應計負債	29	**387,547**	280,119
客戶存款	31	**122,259**	—
附帶利息之銀行和其他貸款	32	**170,050**	257,060
		1,180,321	912,966
淨流動資產		**1,185,235**	1,193,727
資產總額減流動負債		**2,154,067**	2,175,613
非流動負債			
遞延税項	33	**—**	1,234
少數股東權益		**105,225**	66,047
		2,048,842	2,108,332

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
股本及儲備			
已發行股本	34	**785,000**	785,000
儲備	35	**1,263,842**	1,323,332
		2,048,842	2,108,332

董永安
董事

邵海晨
董事

綜合權益變動摘要表

截至二零零二年十二月三十一日止年度

	附註	**二零零二年** **人民幣千元**	二零零一年 人民幣千元
於1月1日總權益		**2,108,332**	2,226,131
本年度股東應佔淨虧損	35	**(59,490)**	(117,799)
於12月31日總權益		**2,048,842**	2,108,332

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
經營活動產生之現金流量			
稅前虧損		**(35,096)**	(97,607)
調整：			
財務費用	7	**16,546**	20,168
應佔聯合控制企業的溢利		**(2,162)**	(830)
應佔聯營公司溢利及虧損		**(8,178)**	14,788
利息收入	5, 6	**(22,003)**	(32,523)
出售固定資產損失	6	**156**	1,590
出售附屬公司部份權益之損失	6	**18**	—
折舊	6	**100,286**	86,041
在建工程減值	6	**—**	411
固定資產減值	6	**10,000**	48,000
因收購附屬公司所產生之負商譽確認為收入	6	**(117)**	—
因收購聯營公司所產生之負商譽確認為收入	18	**(606)**	—
長期非上市投資減值準備	6	**2,123**	—
長期非上市投資之股息收入	5, 6	**(1,061)**	(1,250)
出售短期上市投資之收益	5, 6	**(1,251)**	(7,715)
呆壞賬準備	6	**26,847**	22,986
應收貸款準備	6	**825**	—
陳舊存貨準備/(準備撥回)	6	**5,026**	(5,800)
短期上市投資公平價值變動之未變現虧損	6	**1,521**	644
扣除一般營運資金前之經營溢利		**92,874**	48,903
存貨(增加)/減少		**(29,440)**	45,383
應收貸款增加		**(75,150)**	—
應收賬款及應收票據(增加)/減少		**(3,419)**	40,844
預付款項、按金及其他應收賬項減少/(增加)		**6,551**	(6,046)
關連公司欠款(增加)/減少		**(917)**	6,997
控股公司欠款增加		**(19,005)**	(21,753)
短期投資(增加)/減少		**(2,509)**	34,447
應付賬款及應付票據增加/(減少)		**100,219**	(30,071)
客戶存款增加		**74,691**	—
應計款項及其他負債增加		**61,912**	18,611
產品保用準備增加/(減少)		**1,000**	(500)
欠關連公司款項(減少)/增加		**(2,482)**	10,024
欠控股公司款項增加/(減少)		**5,032**	(111,879)
經營產生的現金		**209,357**	34,960

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
經營產生之現金		**209,357**	34,960
已收利息		**22,003**	32,523
已付利息		**(16,546)**	(20,168)
已付利得稅		**(12,888)**	(31,355)
經營活動之淨現金流入		**201,926**	15,960
投資活動產生之現金流量			
長期非上市投資之股息收入		**1,061**	1,250
從聯營公司獲得之股息收入		**3,600**	—
從聯合控制企業獲得之股息收入		**7,118**	—
購買固定資產及增加在建工程支出		**(99,442)**	(65,987)
出售固定資產之所得款項		**5,180**	2,904
購買長期投資		**(243)**	(43,000)
收回長期投資		**30,000**	—
投資聯營公司		**(15,905)**	—
收購附屬公司	36(b)	**6,616**	—
定期存款減少/(增加)		**101,464**	(32,275)
已抵押存款增加		**(150,777)**	(23,302)
投資活動之淨現金流出		**(111,328)**	(160,410)
融資活動產生之現金流量			
新增銀行貸款		**340,550**	309,220
償還銀行及其他貸款		**(429,560)**	(270,989)
支付少數股東股息		**(11,625)**	(3,289)
少數股東繳入之股本		**6,305**	—
出售附屬公司部份權益所得的款項		**31,000**	—
融資活動之淨現金(流出)/流入		**(63,330)**	34,942

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
現金及現金等價物之淨增加／（減少）		**27,268**	(109,508)
年初之現金及現金等價物		**318,401**	427,909
年終之現金及現金等價物		**345,669**	318,401
現金及現金等價物之餘額分析			
現金及銀行存款	27	**254,367**	266,604
存款期少於三個月的非抵押定期存款	27	**91,302**	51,797
		345,669	318,401

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
非流動資產			
固定資產	13	**572,341**	619,277
在建工程	14	**60,426**	51,946
附屬公司權益	16	**704,754**	597,539
聯合控制企業投資	17	**25,000**	25,000
聯營公司投資	18	**—**	—
長期投資	19	**53,180**	55,303
		1,415,701	1,349,065
流動資產			
存貨	21	**221,197**	226,151
應收賬款及應收票據	22	**82,778**	97,696
其他應收款	23	**76,344**	65,055
短期投資	26	**80,000**	80,000
已抵押存款	27	**105,098**	16,446
現金及現金等價物	27	**473,097**	641,584
		1,038,514	1,126,932
流動負債			
應付賬款及應付票據	28	**223,207**	221,432
應交稅金		**769**	—
其他應付款及應計負債	29	**148,162**	129,687
附帶利息之銀行貸款	32	**20,000**	25,000
		392,138	376,119
淨流動資產		**646,376**	750,813
資產總額減流動負債		**2,062,077**	2,099,878
非流動負債			
遞延稅項	33	**—**	1,234
		2,062,077	2,098,644
股本及儲備			
已發行股本	34	**785,000**	785,000
儲備	35	**1,277,077**	1,313,644
		2,062,077	2,098,644

董永安
董事

邵海晨
董事

1. 公司資料

第一拖拉機股份有限公司的註冊地址為中華人民共和國(「中國」)河南省洛陽市建設路154號。

本年內，本集團主要經營的業務如下：

- 製造及銷售農業拖拉機及有關零部件
- 製造及銷售路面機械
- 製造及銷售工程機械
- 製造及銷售農業收穫機械
- 製造及銷售生化產品

董事們認為，本公司的最終控股公司為於中國成立的中國一拖集團有限公司(「控股公司」)。

2. 新增及經修訂香港會計實務準則(「會計實務準則」)的影響

以下為於本年度的財務報表首次生效之最近頒佈及經修訂會計實務準則：

- 會計實務準則第1號(經修訂)：「財務報表之呈報方式」
- 會計實務準則第11號(經修訂)：「外幣換算」
- 會計實務準則第15號(經修訂)：「現金流量表」
- 會計實務準則第34號：「僱員福利」

此等會計實務準則訂明新的會計計算方法及披露方式。此等會計實務準則對本集團之會計政策及於財務報表中披露之數額造成之主要影響載列如下：

會計實務準則第1號訂明財務報表的呈示基準，以及載有就報表內容的結構及最低要求的指引。修訂會計實務準則的主要影響乃是過往須呈示的綜合確認損益表被載於本年報第38頁之綜合權益變動摘要表所替代。

會計實務準則第11號訂明兑現外幣交易及財務報表的基準。修訂會計實務準則對綜合財務報表的主要影響乃是海外附屬公司的損益表是按本年度匯率的加權平均數兑換為人民幣，而修訂前是按結算日的匯率兑換。採納會計實務準則第11號對財務報表並無重大影響。有關該變動的進一步資料載於財務報表附註3有關「外幣」的會計政策內。

會計實務準則第15號訂明現金流量表的格式。修訂會計實務準則的主要影響乃是綜合現金流量表以三個類別呈示現金流量，分別為經營、投資及融資活動的現金流量，而不是過往須呈示的五個類別。此外，於本年度海外附屬公司產生的現金流量按交易發生日期的匯率或其概約匯率兑換為人民幣，而過往是按結算日的匯率兑換。有關該變動的進一步資料分別載於財務報表附註3及附註36(a)有關「現金及現金等價物」及「外幣」的會計政策內。

會計實務準則第34號訂明適用於僱員福利的確認及量度準則，及其須予披露的資料。就僱員福利而言，採納該會計實務準則對過往採用的會計處理方法並無任何影響。

3. 主要會計政策摘要

編製基準

本財務報表根據香港會計實務準則、香港一般公認之會計原則及香港公司條例之披露規定而編製。除以下所解釋之債權及股權投資的周期性重新計算外，本財務報表採用歷史成本法。

綜合基準

綜合財務報表包括本公司及其附屬公司截至二零零二年十二月三十一日止年度的財務報表，年內收購或出售之附屬公司之業績，分別由實際收購日起開始綜合或綜合至售出日期止。本集團內部公司間之重大交易和結存均已於綜合時抵銷。

少數股東權益指外界股東於本公司附屬公司業績及資產淨值的應佔權益。

附屬公司

附屬公司為聯合控制企業以外，由本公司直接或間接控制其財務及經營決策，以從其業務中取得利益之公司。

附屬公司業績計入本公司的損益表內，並以已收及應收股息為限。本公司於附屬公司之權益按成本減除任何減值損失列賬。

合營公司

合營公司乃以契約安排成立之公司，根據該安排，本集團與其他各方經營商業業務。合營公司以獨立企業方式經營，而本集團與其他各方於其中擁有權益。

合營方之間訂立之合營協議，規定合營方之出資額，合營公司之期限及於清盤時變現資產之基準。來自合營公司之業務之損益以及剩餘資產之任何分派，乃由合營方按其各自之出資額或根據合營協議之條款計算。

在下列情況下，合營公司將被視為：

(a) 附屬公司－如本公司對合營公司有直接或間接單方面之控制權；

(b) 聯合控制企業－如本公司並無單方面之控制權，但對合營公司有直接或間接共同控制權；

(c) 聯營公司－如本公司並無單方面或共同控制權，但一般直接或間接持有合營公司註冊資本不少於20%，並可對合營公司行使重大影響力；或

3. 主要會計政策摘要(續)

合營公司(續)

(d) 長期投資－如本公司直接或間接持有合營公司註冊資本少於20%，並不擁有對合營公司之共同控制權，且亦無權對其行使重大影響力。

聯合控制企業

聯合控制企業為受共同控制之合營公司，任何合約方對聯合控制企業之經濟活動均無單方面之控制權。

本集團應佔聯合控制企業收購後經營業績及儲備已分別計入綜合損益賬及綜合儲備賬中。本集團應佔聯合控制企業權益乃按權益法將本集團所佔之資產淨值扣除任何減值損失計入綜合資產負債表。

聯合控制企業業績計入本公司的損益表內，並以已收及應收股息為限。本公司在聯合控制企業中之投資被視為長期資產，並按成本減任何減值損失列賬。

聯營公司

聯營公司乃指一家不屬附屬公司或聯合控制企業，而本集團長期擁有其股本投票權不少於20%及可對其行使重大影響力之公司。

本集團所佔聯營公司收購後之業績與儲備，分別載列於綜合損益表及綜合儲備內。本集團列於綜合資產負債表內之聯營公司投資，乃根據權益會計法計算本集團應佔之資產淨值，減除任何減值損失。由收購聯營公司而產生，及於以前年度並無在綜合儲備註銷或確認的商譽及負商譽，列作本集團於聯營公司的應佔權益之一部份。

聯營公司經營業績計入本公司的損益表內，並以已收及應收股息為限。本公司於聯營公司的投資被視為長期資產，並按成本減除任何減值損失列賬。

商譽

收購附屬公司、聯營公司及聯合控制企業產生之商譽，指收購成本超出本集團應佔於收購當日所購可予識別資產及負債之公平價值之差額。

收購產生之商譽於綜合資產負債表中列作資產，並按估計可用年期根據直線法作攤銷。如為聯營公司及聯合控制企業，任何未攤銷商譽均計入有關賬面值，而並非在綜合資產負債表中列作獨立識別資產。

3. 主要會計政策摘要(續)

商譽(續)

本集團於二零零一年一月一日採納會計實務準則第30號「業務合併」。在該日期之前，由收購產生之商譽於收購年度在綜合儲備中抵銷。於採納會計實務準則第30號時，本集團採納會計實務準則第30號之暫行安排，即容許該等商譽繼續在綜合儲備中抵銷。於二零零一年一月一日後收購之商譽根據上述會計實務準則第30號的會計政策處理。

於出售附屬公司、聯營公司或聯合控制企業時，出售損益參照出售當日之淨資產計算，並包括仍未攤銷之應佔商譽以及任何有關儲備(如合適)。任何過往於收購時在綜合儲備中抵銷之應佔商譽均作撇回，並包括在出售損益之計算當中。

商譽(包括仍在綜合儲備中抵銷之商譽)之賬面值均作每年檢討，並在有需要時就減值而作撇減。過往就商譽而確認之減值損失並不撥回，除非減值損失是因特殊外部事件引起，而該事件屬於特殊性質且不預期會再次發生，並且於其後有外部事件發生使該事件之影響逆轉，則始將有關減值損失撥回。

負商譽

收購附屬公司、聯營公司及聯合控制企業產生之負商譽指本集團應佔於收購當日所購可予識別資產及負債之公平值超出收購成本之差額。

如負商譽與收購計劃時可識別及可準確量度之預期將來虧損及費用有關，而有關負商譽並不構成於收購日之可識別負債，該部份負商譽於將來虧損及費用確認時，於損益賬確認為收入。

如負商譽於收購日與可識別之預期將來虧損及費用無關，負商譽乃按系統的方法，在可折舊／可攤銷之已收購資產之餘下可使用年期，於損益賬內確認。任何負商譽較已收購非貨幣資產公平值超出之金額隨即確認為收入。

在聯營公司及聯合控制企業之情況下，任何未在綜合損益賬中確認之負商譽均計入有關賬面值中，而並非於綜合資產負債表中列作獨立識別項目。

本集團於二零零一年一月一日採納會計實務準則第30號「業務合併」。在該日期之前，收購產生之負商譽於收購年度計入資本儲備中。於採納會計實務準則第30號時，本集團採納會計實務準則第30號之暫行規定，即容許該等負商譽繼續計入資本儲備中。於二零零一年一月一日後收購之負商譽按上述會計實務準則第30號的會計政策處理。

於出售附屬公司、聯營公司或聯合控制企業時，出售損益參照出售當日之淨資產計算，包括未在綜合損益賬中確認之應佔負商譽以及任何有關儲備(如合適)。任何先前於收購時計入資本儲備之應佔負商譽均作撇回，並包括在出售損益當中。

3. 主要會計政策摘要(續)

關連人士

如其中一方有能力直接或間接控制另一方或在財務及經營決策上對另一方產生重大影響時，則屬關連人士。如共同受同一方的控制或重大影響，亦屬關連人士。關連人士可為個人或公司企業。

資產減值

任何資產是否有減值跡象，或是否有跡象顯示以前年度曾就資產確認之減值損失已不再存在或可能已減少，會於每年結算日作出評估。倘顯示該等跡象，則對該資產之可收回數額作出估計。資產之可收回數額按照資產在用價值或其售價淨額(以較高者為準)計算。

減值損失只在資產賬面值超出其可收回值時確認。減值損失於其產生之期間計入損益賬，除非資產按重估值列賬，屆時則按重估資產之有關會計政策將減值損失入賬。

過往已確認減值損失只在用以決定資產可收回金額之估計出現轉變時，方會撥回，惟撥回之數不可高於假設以前年度沒有確認減值損失之情況下所釐定之資產賬面值(扣除任何折舊／攤銷)。撥回的減值虧損於產生期間計入損益表內。

固定資產及折舊

固定資產除在建工程外乃按原值減累計折舊及任何減值損失列示。固定資產原值包括其購買價及資產達致運作狀態及運至工作地點作擬定用途之直接費用。在固定資產運作後所發生之支出(如維修費用)，通常列入發生支出期間之損益賬內。倘情況明確顯示開支會導致使用該固定資產所獲得之未來經濟利益有所增加時，則將該開支資本化，作為固定資產之額外成本。

固定資產折舊根據原值，按估計可使用年限和估計殘值，採用直線法撇銷成本計算。各類固定資產之估計可使用年限如下：

土地使用權	按租約年期
房屋與建築物	8 - 30年
廠房、機器及設備	6 - 16年
運輸工具及設備	6 - 12年

損益賬內所載固定資產出售或報廢時所引起之損益，乃有關固定資產之出售所收款項與賬面淨值之差額。

3. 主要會計政策概要(續)

在建工程

在建工程指正在施工或安裝中之建築物、廠房、機器設備及其他在建之固定資產，並按成本減任何減值準備列賬，不計提折舊。成本包括直接建築成本，以及在建築安裝及測試期內相關貸款之資本化借貸成本。倘固定資產大致可作擬定用途，則終止將利息開支及匯兑差額資本化。在建工程乃於完成及達致使用狀況時轉入合適的固定資產類別。

長期投資

長期投資指擬作長期持有及非交易性的非上市權益性證券的投資。

非上市證券以個別情況按公平價值計算。非上市投資之估計公平價值，由董事按(其中包括)證券最近期買賣之價格，或按其他已上市的類似證券的市盈率及該證券的股息收益作比較，並考慮未上市證券的低流通性之後而確定。

因證券之公平價值之變動所產生的收益或虧損乃以長期投資重估儲備變動之方式處理，直至證券售出、收回，或以其他方式處置，或直至證券被確定出現減值，則長期投資重估儲備中確認來自證券之累積收益或虧損連同任何進一步減值之金額會於減值產生之期間內於損益賬中扣除。倘引致減值之情況及事件不再存在，並有可信證據顯示新情況及事件將會於可見將來持續，則先前扣除之減值金額以及任何的公平價值上升將計入損益賬中，惟以先前扣除之金額為限。

短期投資

短期投資指以交易為目的之債權及股權性證券投資。短期投資按公平價值列示，其公平價值乃按個別投資於結算日之市場價計算。因公平價值變化而產生之盈虧將計入相關時期的損益賬。

存貨

存貨以成本和可變現淨值兩者之較低者列賬。成本乃以加權平均法釐定，在製品及產成品之成本包括直接材料、直接工資及應攤分之生產費用。可變現淨值為估計銷售價減預期直至完成的成本和變現費用。

備件及低值易耗品按成本減任何陳舊積壓準備後列賬。

現金及現金等價物

就綜合現金流量表而言，現金及現金等價物乃指手頭現金及通知存款，及短期高流動性投資，可隨時轉換為已知金額，其價值並無面對重大風險而出現變動，並於購入後以較短的時間內到期，一般於三個月內到期，減去於通知時須償還並構成本集團現金管理之基本部份的銀行透支。

就資產負債表而言，現金及現金等價物乃指手頭及銀行現金，其中包括定期存款，而其用途不受限制。

3. 主要會計政策摘要(續)

準備

倘因過往事件須承擔現有(法定或推定)責任及在承擔責任時有可能於未來令到資源流出，同時責任金額能夠可靠地作出估計，則會確認準備。

倘若折現之影響屬重大，確認準備之數額為於結算日承擔責任預期所需未來開支之現值。任何因時間過去而引致之折現現值金額之增幅於損益賬中列作財務費用。

產品保用準備乃按維修中心之單位收費及已售而可能需要維修保養之拖拉機及零件的估計數目計算，並於適當時折算為現值。

遞延稅項

因時間差異所引起之遞延稅項乃按債務法對可預見之將來可能變成的負債作出準備。遞延稅項資產在其毫無疑問地獲得確定之前將不予以確認。

收入之確認

當本集團可能獲得經濟利益，而該利益可準確計算時按下列基準予以確認：

(a) 銷貨時，當所有權的重大風險及利益都已轉移給買方後，且本集團既不參與有關產品所有權的管理活動，亦不實際控制已售貨品時；

(b) 租金收入及商標使用費，按租期以時間比例基準計算；

(c) 利息收入以尚餘本金及適用之實際利率按時間比例計算；及

(d) 股息及投資收入在收取付款之權利獲確定時入賬。

研究與開發費用

研究費用於發生時列入損益賬。

當有關項目可以明確地界定，費用可單獨確定並被可靠地計量，並可合理地確認該項目在技術上的可行性；而研制的產品具商業價值，則研制新產品而產生的費用可被資本化及被遞延。未能滿足上述條件的產品開發費用當發生時計入費用。

遞延開發費用按直線法以該產品不超過五年的商業使用期進行攤銷，該使用期以產品投入商業生產之日起計算。

3. 主要會計政策摘要(續)

經營租約

經營租約乃將資產所有權之絕大部份收益及風險保留在出租者之租約。當本集團為出租人時，本集團根據經營租約出租之資產計入非流動資產內，而根據經營租約應收之租金按租期根據直線法計入損益賬內。當本集團為承租人時，根據經營租約應付之租金按租期根據直線法計入損益賬內。

外幣

外幣交易按交易當日之匯率計算入賬。於結算日，以外幣為單位之貨幣性資產與負債按當日之匯率換算為人民幣，有關之兑換差額撥入損益賬項處理。

於綜合賬目時，海外附屬公司之財務報表按淨投資法換算為人民幣。海外附屬公司的損益表按年度匯率的加權平均數換算為人民幣，而其資產負債表則按結算日匯率換算為人民幣。因換算所產生之匯兑差額均計入匯兑差異儲備。

就綜合現金流量表而言，海外附屬公司的現金流量按現金流量發生當日匯率換算為人民幣。海外附屬公司於年度經常產生的現金流量按年度平均匯率換算為人民幣。

如財務報表附註2所述，在採納經修訂的會計實務準則第11及15號前，海外附屬公司的損益表及現金流量按結算日匯率換算為人民幣。採納經修訂的會計實務準則第11號對財務報表並無重大影響，而採納經修訂的會計實務準則第15號，則導致綜合現金流量表的呈列方式產生變動，其進一步資料載於財務報表附註36(a)內。

退休福利計劃

按界定供款退休福利計劃繳付之供款於發生時列入損益賬。

金融業務的會計處理

本集團金融業務產生的應收貸款於綜合資產負債表內申報，列作尚未償還的本金扣除應收貸款準備。

所有貸款於現金向借款人墊支時予以確認。

4. 分類資料

分類資料分兩部份呈列：(i) 按業務分類之主要報告形式；及(ii)按地區分類之次要報告形式。

本集團的業務乃按照經營的性質及所提供的產品組織及管理。本集團各項業務類別代表提供產品的策略性單位，而每個業務單位均須承擔及可獲取與其他業務類別不同之風險及回報。業務分類概述如下：

(a) 從事製造及銷售拖拉機及有關零部件的拖拉機分類；

(b) 從事製造及銷售路面機械的路面機械分類；

(c) 從事製造及銷售工程機械的工程機械分類；

(d) 從事製造及銷售收穫機械的收穫機械分類；

(e) 從事貸款、貼現票據及接納存款服務的金融業務分類；及

(f) 包括主要製造及銷售生化產品的「其他」分類。

就釐定地區分類而言，本集團乃按照客戶的所在地劃分業務類別所佔收益及業績，而業務分類所佔資產則按資產的所在地劃分。

分類間的銷售及轉讓乃參照按當時的市價銷售予第三方的售價進行。

4. 分類資料(續)

(a) 業務分類

下表列示本集團收入、溢利／(虧損)及若干資產、負債及支出的業務分類資料。

本集團

	拖拉機		路面機械		工程機械		收穫機械		金融業務		其他		抵銷		綜合	
	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元	二零零二年 人民幣千元	二零零一年 人民幣千元
分類收入：																
對外銷售	1,475,760	1,300,242	583,190	433,218	198,078	89,989	31,325	32,192	–	–	11,870	8,183	–	–	2,300,223	1,863,824
分類間的收入	22,102	33,596	–	–	27,758	88,582	–	–	2,393	–	–	–	(52,253)	(122,178)	–	–
其他收入及收益	–	–	–	–	–	–	–	–	7,528	–	–	–	–	–	7,528	–
合計	1,497,862	1,333,838	583,190	433,218	225,836	178,571	31,325	32,192	9,921	–	11,870	8,183	(52,253)	(122,178)	2,307,751	1,863,824
分類業績	(87,922)	(135,667)	48,550	34,793	5,285	(2,828)	(19,920)	(14,690)	5,017	–	(493)	6,667	–	–	(49,483)	(111,725)
利息、股息、投資收益及負商譽															23,649	48,888
未能分配之費用															(3,662)	(644)
經營業務虧損															(29,496)	(63,481)
財務費用															(16,546)	(20,168)
應佔溢利及虧損：																
聯合控制企業	2,162	830	–	–	–	–	–	–	–	–	–	–	–	–	2,162	830
聯營公司	–	–	–	–	–	–	–	–	–	–	8,178	(14,788)	–	–	8,178	(14,788)
因收購聯營公司所產生之負商譽確認為收入	–	–	–	–	–	–	–	–	–	–	606	–	–	–	606	–
除稅前虧損															(35,096)	(97,607)
稅項															(16,776)	(16,786)
未計少數股東權益前虧損															(51,872)	(114,393)
少數股東權益															(7,618)	(3,406)
股東應佔日常業務虧損淨額															(59,490)	(117,799)

4. 分類資料(續)

(a) 業務分類(續)

本集團

	拖拉機		路面機械		工程機械		收穫機械		金融業務		其他		抵銷		綜合	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
分類資產	**2,114,795**	2,322,702	**624,536**	501,753	**168,350**	168,810	**69,679**	64,131	**576,590**	–	**71,280**	52,181	**(481,338)**	(228,015)	**3,143,892**	2,881,562
聯合控制企業權益	**23,768**	29,388	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**23,768**	29,388
聯營公司權益	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**20,065**	–	**–**	–	**20,065**	–
未能分配之資產															**146,663**	177,629
總資產															**3,334,388**	3,088,579
分類負債	**564,625**	488,556	**439,341**	208,117	**48,830**	34,643	**36,173**	24,408	**269,513**	–	**126,751**	125,664	**(481,338)**	(228,015)	**1,003,895**	653,373
未能分配之負債															**176,426**	260,827
總負債															**1,180,321**	914,200
其他分類資料：																
資本性開支	**58,279**	47,855	**28,831**	10,047	**2,182**	2,796	**9,490**	4,721	**156**	–	**504**	568	**–**	–	**99,442**	65,987
折舊	**88,235**	75,515	**8,594**	6,819	**1,890**	2,516	**872**	723	**183**	–	**512**	468	**–**	–	**100,286**	86,041
於損益賬確認之固定資產及在建工程減值損失	**10,000**	48,000	**–**	411	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**10,000**	48,411
其他非現金開支：																
呆壞賬準備／(準備撥回)	**17,134**	5,486	**12,113**	15,000	**(2,400)**	2,500	**–**	–	**–**	–	**–**	–	**–**	–	**26,847**	22,986
陳舊存貨準備／(準備撥回)	**(624)**	(4,900)	**3,250**	1,400	**–**	(4,700)	**2,400**	2,400	**–**	–	**–**	–	**–**	–	**5,026**	(5,800)
應收貸款準備	**–**	–	**–**	–	**–**	–	**–**	–	**825**	–	**–**	–	**–**	–	**825**	–

(b) 地區分類

本集團超過90%的收入、業績、資產及資本開支均源自中國的業務，故並無呈列地區分類資料。

5. 營業額、收入及收益

營業額為銷貨之發票金額扣除貿易折扣和退貨後之淨額，不包括銷售稅和集團內部交易額。

營業額、其他收入及收益之分析如下：

	二零零二年 人民幣千元	二零零一年 人民幣千元
營業額		
產品銷售	**2,300,223**	1,863,824
其他收入及收益		
利息收入	**14,620**	32,523
金融業務之利息收入	**7,383**	—
雜項銷售溢利	**16,997**	8,886
租金收入	**3,254**	3,220
商標使用費	**9,753**	10,320
短期上市投資之投資收入	**6,600**	7,400
出售短期上市投資之收益	**1,251**	7,715
長期非上市投資之股息收入	**1,061**	1,250
因收購附屬公司所產生之負商譽確認為收入（附註15）	**117**	—
其他	**32,079**	28,383
	93,115	99,697

6. 經營業務虧損

本集團經營業務虧損已經扣除／(計入)下列各項：

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
已售存貨成本		**2,034,741**	1,625,739
折舊	13	**100,286**	86,041
在建工程減值**		**—**	411
固定資產減值**	13	**10,000**	48,000
員工費用(不包括董事及監事酬金－附註8)：			
工資及薪金		**245,512**	209,888
退休計劃供款		**50,658**	49,829
		296,170	259,717
經營租約租金之最低租約付款：			
土地與建築物		**13,418**	12,676
機器與設備		**2,620**	2,877
		16,038	15,553
研究與開發成本		**11,930**	6,143
產品保用準備		**6,416**	3,189
核數師酬金		**3,000**	2,600
呆壞賬準備		**26,847**	22,986
應收貸款準備		**825**	—
陳舊存貨準備／(準備撥回)		**5,026**	(5,800)
長期非上市投資減值準備	19	**2,123**	—
出售固定資產損失		**156**	1,590
出售附屬公司部份權益之虧損		**18**	—
短期上市投資公平價值變動之未變現虧損		**1,521**	644
匯兑收益淨額		**(1,094)**	(54)
短期上市投資之投資收入		**(6,600)**	(7,400)
出售短期上市投資之收益		**(1,251)**	(7,715)
長期非上市投資之股息收入		**(1,061)**	(1,250)
利息收入		**(14,620)**	(32,523)
金融業務的利息收入		**(7,383)**	—
因收購附屬公司所產生之負商譽確認為收入*	15	**(117)**	—
租金收入淨額		**(3,254)**	(3,220)

* 於本年度損益表內確認的負商譽之變動列入綜合損益表的「其他收入及收益」。

** 在建工程及固定資產的減值列入綜合損益表的「其他經營費用」。

7. 財務費用

	本集團	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
銀行貸款及須於五年內 全數償還之其他貸款之利息支出	**16,546**	20,168
減：資本化之利息	**—**	—
	16,546	20,168

8. 董事及監事之酬金

根據香港聯合交易所有限公司上市規則(「上市規則」)及香港公司條例第161條而披露之董事及監事酬金如下：

	本集團	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
袍金	**—**	—
其他酬勞：		
薪金，津貼及實物利益	**551**	484
工作表現相關花紅	**—**	—
退休金供款	**149**	136
	700	620
	700	620

年內並無應付予獨立非執行董事為本公司提供服務之酬金(二零零一年：無)。

酬金介乎下列組別之董事及監事人數如下：

	董事及監事人數	
	二零零二年	二零零一年
零至港幣1,000,000元	**22**	19

年內並無董事放棄或同意放棄任何酬金之安排。

9. 五名最高薪酬僱員

於截至二零零二年及二零零一年十二月三十一日止兩個年度之五名最高薪酬僱員均為本公司董事，其酬金詳情載於上文附註8。

10. 稅項

	二零零二年 人民幣千元	二零零一年 人民幣千元
本公司及附屬公司：		
本年度之中國所得稅	**16,322**	19,124
遞延稅項（附註33）	**(1,234)**	(2,468)
	15,088	16,656
應佔稅項：		
聯合控制企業	**664**	130
聯營公司	**1,024**	—
本年度稅務支出	**16,776**	16,786

由於本集團並無於香港賺取或源自香港之應課稅溢利，故並無就截至二零零二年及二零零一年十二月三十一日止兩個年度之香港利得稅作出撥備。

本公司及其附屬公司之中國所得稅乃以根據有關現行法例解釋及常規釐定之估計應課稅溢利的12%至33%（二零零一年：12%至33%）稅率計算。

於中國境外經營之附屬公司須按適用於有關司法權區之稅率繳交所得稅。

根據有關中國法律和法規，聯營公司及聯合控制企業之中國所得稅按各自應課稅溢利的18%至33%（二零零一年：15%至33%）計算。

於年內或於結算日，本公司並無任何重大未撥備遞延稅項（二零零一年：無）。

11. 股東應佔日常業務虧損淨額

於本公司截至二零零二年十二月三十一日止年度財務報表中之股東應佔日常業務虧損淨額為人民幣36,567,000元（二零零一年：人民幣115,922,000元）。

12. 每股虧損

每股基本虧損乃按本年度股東應佔日常業務虧損淨額人民幣59,490,000元（二零零一年：人民幣117,799,000元）及本年度已發行股份之加權平均數785,000,000股（二零零一年：785,000,000股）計算。

由於本公司並無任何具潛在攤薄影響的普通股，故此並無呈列每股攤薄虧損。

13. 固定資產

	土地使用權 人民幣千元	房屋與建築物 人民幣千元	廠房、機器及設備 人民幣千元	運輸工具及設備 人民幣千元	總額 人民幣千元
本集團					
原值：					
年初	—	793,956	1,269,941	73,285	2,137,182
增加	7,763	513	4,245	5,149	17,670
收購附屬公司（附註36(b)）	—	7,639	976	206	8,821
少數股東繳入附屬公司之資本（附註36(c)）	—	6,719	8,119	218	15,056
從在建工程轉入（附註14）	—	11,710	49,742	5,824	67,276
重新分類	—	(19,241)	19,217	24	—
減少	—	(3,170)	(10,344)	(5,919)	(19,433)
於二零零二年十二月三十一日	7,763	798,126	1,341,896	78,787	2,226,572
累計折舊及減值：					
年初	—	448,560	850,881	35,883	1,335,324
年內之折舊	—	21,305	73,102	5,879	100,286
收購附屬公司（附註36(b)）	—	541	870	200	1,611
少數股東繳入附屬公司之資本（附註36(c)）	—	2,012	3,971	58	6,041
年內減值列入損益賬	—	—	10,000	—	10,000
重新分類	—	(5,880)	5,850	30	—
減少	—	(1,482)	(9,255)	(3,360)	(14,097)
於二零零二年十二月三十一日	—	465,056	935,419	38,690	1,439,165
賬面淨值：					
於二零零二年十二月三十一日	7,763	333,070	406,477	40,097	787,407
於二零零一年十二月三十一日	—	345,396	419,060	37,402	801,858

13. 固定資產(續)

	房屋與建築物 人民幣千元	廠房、機器及設備 人民幣千元	運輸工具及設備 人民幣千元	總額 人民幣千元
本公司				
原值：				
年初	606,005	1,059,312	21,920	1,687,237
從在建工程轉入(附註14)	5,711	40,473	338	46,522
重新分類	(19,241)	19,217	24	—
減少	(149)	(6,988)	(2,546)	(9,683)
於二零零二年十二月三十一日	592,326	1,112,014	19,736	1,724,076
累計折舊及減值：				
年初	348,956	707,864	11,140	1,067,960
年內之折舊	16,541	63,370	1,988	81,899
年內減值列入損益賬	—	10,000	—	10,000
重新分類	(5,880)	5,850	30	—
減少	(142)	(6,446)	(1,536)	(8,124)
於二零零二年十二月三十一日	359,475	780,638	11,622	1,151,735
賬面淨值：				
於二零零二年十二月三十一日	232,851	331,376	8,114	572,341
於二零零一年十二月三十一日	257,049	351,448	10,780	619,277

本集團及本公司所有土地及建築物均位於中國，並以中期租約持有。

於二零零二年十二月三十一日，本集團若干賬面值約人民幣39,990,000元(二零零一年：人民幣34,881,000元)之房屋與建築物及機器已作抵押，以取得授予本集團之若干短期銀行貸款(附註32(a))。

於二零零二年十二月三十一日，本集團若干房屋與建築物之原值約為人民幣30,264,000元(二零零一年：人民幣37,732,000元)，而累計折舊及減值約為人民幣25,863,000元(二零零一年：人民幣31,463,000元)；該等房屋與建築物已根據經營租約租予第三者，而於年內之綜合損益賬確認之固定資產折舊及減值損失分別約為人民幣928,000元(二零零一年：人民幣1,398,000元)及無(二零零一年：人民幣4,000,000元)，詳情載於財務報表附註39(a)。

13. 固定資產(續)

於二零零二年十二月三十一日，本集團若干廠房、機器及設備之原值約為人民幣61,913,000元(二零零一年：人民幣61,791,000元)，而累計折舊及減值約為人民幣54,735,000元(二零零一年：人民幣53,581,000元)。該等廠房、機器及設備已根據經營租約租予第三者。該等固定資產於年內在綜合損益賬確認之折舊及減值損失分別約為人民幣2,349,000元(二零零一年：人民幣892,000元)及無(二零零一年：人民幣4,000,000元)，詳情載於財務報表附註39(a)。

於年內在損益賬中確認之減值概述如下：

	人民幣千元
鑄鋼廠(附註)	7,500
其他	2,500
	10,000

附註： 由於履拖拖拉機的生產下跌，董事們預計鑄鋼廠(本公司擁有之其中一間廠房)的若干機器將會長期處於閒置狀態，因此本公司已對此等並無其他用途的固定資產作出減值準備，將其撇減至可收回值。可收回數額按資產殘值所定之售價淨額而釐定。

14. 在建工程

	本集團 人民幣千元	本公司 人民幣千元
成本：		
年初	68,083	59,315
增加	81,772	55,002
少數股東繳入附屬公司之資本(附註36(c))	771	—
轉入固定資產(附註13)	(67,276)	(46,522)
於二零零二年十二月三十一日	83,350	67,795
累計減值：		
於年初及年終	9,051	7,369
賬面淨值：		
於二零零二年十二月三十一日	74,299	60,426
於二零零一年十二月三十一日	59,032	51,946

15. 商譽及負商譽

由收購附屬公司而產生的負商譽，於綜合資產負債表確認的金額如下：

	本集團 負商譽 *人民幣千元*
成本：	
年初	—
收購附屬公司	2,614
出售附屬公司部份權益	(270)
於二零零二年十二月三十一日	2,344
累計確認為收入	
年初	—
年內確認為收入	117
於二零零二年十二月三十一日	117
賬面淨值：	
於二零零二年十二月三十一日	2,227
於二零零一年十二月三十一日	—

如財務報表附註3所詳述，於採納會計實務準則第30號時，本集團已採納會計實務準則第30號之暫行規定。該項規定容許於二零零一年一月一日前產生之收購商譽及負商譽仍可分別從綜合儲備中抵銷或計入資本儲備。

於二零零二年一月一日及二零零二年十二月三十一日，因在二零零二年一月一日前收購附屬公司所產生而仍留在綜合儲備之商譽及負商譽分別為人民幣39,844,000元及人民幣11,111,000元。過往年度產生的商譽及負商譽之所有數額均按原值列賬。

16. 附屬公司權益

本公司	二零零二年 人民幣千元	二零零一年 人民幣千元
非上市投資，按成本	**500,831**	255,246
借予附屬公司貸款	**72,000**	102,000
於附屬公司存款	**80,433**	—
應收附屬公司款項	**220,391**	388,511
應付附屬公司款項	**(64,016)**	(47,733)
	809,639	698,024
減值準備	**(58,380)**	(53,980)
應收附屬公司款項準備	**(46,505)**	(46,505)
	704,754	597,539

借予附屬公司之貸款為透過中國一家銀行及本公司一家附屬公司以委託存款之方式授出，該等貸款為無抵押及按年利率5.31%至5.85%(二零零一年：5.85%)計息，並須於一年內償還。

應收／應付附屬公司款項為無抵押、免息及無固定還款期。借予附屬公司貸款包括貿易款項有關之應收／應付附屬公司款項分別合共為人民幣87,460,000元及無(二零零一年：分別為人民幣261,562,000元及人民幣24,000元)。雖在技術上而言，按照有關交易原有條款，該等貿易款項須即時償還，但已作遞延計算，因此列為非流動款項。

附屬公司之詳情如下：

公司名稱	註冊成立／登記及經營地點	已發行普通股面值／註冊資本	本公司應佔權益百分比 直接	本公司應佔權益百分比 間接	主營業務
華晨中國機械控股有限公司(「華晨機械」)	百慕達	12,000美元	90.1	—	投資控股
一拖(洛陽)工程機械有限公司	中國	9,980,000美元	49	46	生產及銷售拖拉機及工程機械
一拖(洛陽)建築機械有限公司(「一拖建築」)	中國	9,980,000美元	49	46	生產及銷售壓路機及路面建築機械

16. 附屬公司權益(續)

公司名稱	註冊成立／登記及經營地點	已發行普通股面值／註冊資本	本公司應佔權益百分比 直接	間接	主營業務
一拖清江拖拉機有限公司(「一拖清江」)	中國	人民幣80,000,000元	51	—	生產及銷售拖拉機及有關零部件
洛陽長侖農業機械有限公司	中國	人民幣500,000元	99	—	拖拉機貿易
一拖瀋陽拖拉機有限公司	中國	人民幣27,000,000元	60	—	生產及銷售拖拉機
鎮江華通阿倫機械有限公司	中國	1,000,000美元	—	53.2	生產及銷售路面建築機械
鎮江華晨華通路面機械有限公司	中國	4,080,000美元	—	53.2	生產及銷售路面建築機械
一拖(洛陽)收獲機械有限公司	中國	人民幣45,695,000元	93.4	—	生產及銷售農業收獲機械
一拖(鎮江)收獲機械有限公司	中國	人民幣11,984,400元	—	60.7	生產及銷售農業收獲機械
貴州鎮寧生物工業有限公司	中國	人民幣16,000,000元	70	—	生產及銷售生化產品
洛陽高新長宏工貿有限公司	中國	人民幣3,000,000元	91.7	8.2	拖拉機貿易
中國一拖集團財務有限責任公司(「一拖財務」)－附註 (i)	中國	人民幣300,000,000元	79.7	11.1	提供金融服務
一拖(洛陽)建工機械有限公司(「一拖建工」)－附註 (ii)	中國	人民幣18,303,000元	35	—	製造及銷售壓路機械

16. 附屬公司權益(續)

附註：

(i) 本公司於本年度收購一拖財務。根據中國人民銀行(「人民銀行」)授出的牌照，一拖財務可進行若干金融服務，其中包括批出貸款、接受存款及貼現票據等，其主要客戶為控股公司集團內成員，其中包括本公司及其附屬公司。此外，一拖財務亦可向控股公司集團購貨客戶(其中包括本公司及其附屬公司)提供金融服務。有關收購的進一步資料載於財務報表附註36(b)及41(c)內。

(ii) 一拖建工為本年度新註冊成立的附屬公司，根據一拖建工的組織章程及本公司與兩名分別持有一拖建工33%及32%股權的股東訂立的合營協議，該兩名股東分別授予本公司在一拖建工股東大會各佔8%的投票權。故此，本公司在一拖建工的財務及營運政策上享有控制權。

* 中國附屬公司之英文名稱是由其中文註冊名稱直接翻譯而成。

17. 聯合控制企業權益／投資

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	人民幣千元	***人民幣千元***	人民幣千元
非上市股份，按成本	**—**	—	**25,000**	25,000
應佔資產淨值	**23,768**	29,388	**—**	—
	23,768	29,388	**25,000**	25,000

自收購聯合控制企業所產生而仍留在綜合儲備之商譽於二零零二年一月一日及十二月三十一日為人民幣4,901,000元。商譽按原值列賬。

聯合控制企業之詳情如下：

			所佔百分比			
名稱	**業務結構**	**註冊及經營地點**	**所有權權益**	**投票權**	**盈利分配**	**主營業務**
一拖寧波中策拖拉機汽車有限公司	企業	中國	40	40	40	生產及銷售拖拉機

在以上聯合控制企業之投資由本公司直接擁有。

64

18. 聯營公司權益／投資

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市股份，按成本	**—**	—	**42,000**	42,000
應佔資產淨值	**25,520**	—	**—**	—
收購產生的商譽	**(5,455)**	—	**—**	—
	20,065	—	**42,000**	42,000
減值準備	**—**	—	**(42,000)**	(42,000)
	20,065	—	**—**	—

本集團向聯營公司貸款及接受聯營公司存款的詳情分別載於財務報表附註20及31內。

本集團向聯營公司應付賬款餘額的詳情載於財務報表附註28內。

由收購聯營公司而產生的負商譽金額如下：

	本集團
	負商譽
	人民幣千元
成本：	
年初	—
收購聯營公司	6,061
於二零零二年十二月三十一日	6,061
累計確認為收入：	
年初	—
年內確認為收入	606
於二零零二年十二月三十一日	606
賬面淨值：	
於二零零二年十二月三十一日	5,455
於二零零一年十二月三十一日	—

18. 聯營公司權益/投資(續)

主要聯營公司之明細如下：

名稱	業務結構	註冊及經營地點	本集團應佔所有權權益百分比 直接	間接	主營業務
上海強農(集團)股份有限公司	企業	中國	39.6	—	農業機械貿易
上海強農集團農業機械有限公司	企業	中國	—	25.74	農業機械及電子設備貿易
上海農用物資貿易中心有限公司	企業	中國	—	25.74	農業機械及電子設備貿易
上海中龍汽車服務有限公司	企業	中國	—	31.68	提供運輸服務
上海尚隆房地產置業公司	企業	中國	—	39.6	物業開發
一拖(洛陽)柴油機有限公司(「一拖柴油機」)*	企業	中國	—	22.53	製造及銷售柴油引擎
上海一天下房地產置業有限公司*	企業	中國	—	42.04	物業開發

以上之中國聯營公司之英文名稱乃由其中文註冊名稱直接翻譯而成。

上表列載董事們認為對本集團年內業績有重大影響或組成本集團淨資產之重要部分之本集團聯營公司。董事們認為詳列其他聯營公司資料則過於冗長。

* 為本年度新收購的聯營公司。

19. 長期投資

	本集團		本公司	
	二零零二年 人民幣千元	二零零一年 人民幣千元	**二零零二年 人民幣千元**	二零零一年 人民幣千元
非上市權益性投資，按公平價值	**61,851**	91,608	**55,303**	55,303
減值準備(附註6)	**(2,123)**	—	**(2,123)**	—
	59,728	91,608	**53,180**	55,303

20. 應收貸款

	附註	二零零二年 總額 人民幣千元	準備 人民幣千元	淨額 人民幣千元
本集團				
向控股公司貸款	(i)	70,000	2,100	67,900
向一間聯營公司貸款	(ii)	15,400	154	15,246
向關連公司貸款	(iii)	22,100	663	21,437
向客戶貸款	(iv)	7,140	2,916	4,224
		114,640	5,833	108,807
於一年內到期的應收貸款		(108,430)	(5,415)	(103,015)
長期應收貸款		6,210	418	5,792

附註：

(i) 控股公司近期確認，向一拖財務質押其若干固定資產，賬面值約人民幣172,000,000元，作為其貸款的擔保。

(ii) 向一間聯營公司貸款指一拖財務向本集團一間聯營公司一拖柴油機借出的貸款。一拖柴油機由控股公司持有75%股權，餘下的25%股權由本公司一家非全資附屬公司持有。

(iii) 向關連公司貸款指一拖財務向一拖(洛陽)模具廠、一拖(洛陽)車輛有限公司及一拖美德風電設備有限公司(「美德」)借出的貸款。一拖(洛陽)模具廠為控股公司的全資附屬公司。控股公司持有一拖(洛陽)車輛有限公司51%股權。控股公司持有美德50%股權。

(iv) 向客戶貸款包括一筆為數人民幣1,455,000元(扣除準備)由一拖財務向本公司購貨客戶借出的貸款。

21. 存貨

	本集團 **二零零二年** ***人民幣千元***	本集團 二零零一年 *人民幣千元*	本公司 **二零零二年** ***人民幣千元***	本公司 二零零一年 *人民幣千元*
原材料	**129,109**	130,445	**55,862**	60,853
在製品	**174,537**	143,075	**77,367**	66,900
產成品	**284,455**	235,457	**50,476**	52,878
備件及低值易耗品	**41,603**	50,478	**37,492**	45,520
	629,704	559,455	**221,197**	226,151

於二零零二年十二月三十一日，上述結餘包括本集團以可變現淨值列賬之存貨約人民幣13,800,000元(二零零一年：人民幣8,600,000元)。

22. 應收賬款及應收票據

本集團與客戶之貿易主要以信貸方式進行，而客戶一般需要預付款項。客戶之信貸期一般為三十至九十日。本集團致力對尚餘應收款項維持嚴謹控制。

於結算日，按照發票日及扣除準備後之應收賬款及應收票據賬齡分析如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
90天以內	**266,125**	238,195	**52,751**	57,429
91至180天	**53,109**	53,960	**12,751**	14,618
181至365天	**49,560**	72,625	**9,097**	13,393
1至2年	**34,657**	48,666	**7,763**	10,548
2年以上	**2,745**	10,143	**416**	1,708
	406,196	423,589	**82,778**	97,696

於二零零二年十二月三十一日，應收票據結餘內包括已貼現應收票據扣除準備後共人民幣86,933,000元(二零零一年：無)，而該等已貼現票據是因本集團的金融業務所產生的。

於二零零二年十二月三十一日，本集團有為數人民幣2,431,000元(二零零一年：無)之應收票據已作抵押，以取得授予本集團的若干短期銀行貸款(附註32(a))。

23. 其他應收款

		本集團		本公司	
		二零零二年	二零零一年	**二零零二年**	二零零一年
	附註	***人民幣千元***	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付賬款，按金及其他應收款		**101,970**	98,622	**37,517**	40,219
預付所得稅		**4,659**	3,757	**–**	–
應收關連公司款項	24	**4,816**	3,899	**3,315**	3,315
應收控股公司款項	25	**40,758**	21,753	**35,512**	21,521
		152,203	128,031	**76,344**	65,055

24. 應收／應付關連公司款項

應收／應付關連公司款項為無抵押、免息及並無固定還款期。

25. 應收／應付控股公司

除了一筆為數約人民幣1,980萬元(二零零一年：人民幣570萬元)的應付控股公司款項是按年利率6.11%至6.435%(二零零一年：年利率6.435%)計息之外，所有其他應收／應付控股公司的款項均為免息。所有與控股公司的賬款均為無抵押和無固定還款期。

26. 短期投資

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
上市國家債券，按市值－中國大陸	**50,000**	50,000	**50,000**	50,000
上市權益性證券，按市值：				
香港	**2,917**	–	–	–
中國大陸	**1,586**	2,264	–	–
其他投資，按市值（附註）	**30,000**	30,000	**30,000**	30,000
	84,503	82,264	**80,000**	80,000

附註： 本公司與同一間投資管理公司續期指定投資協議，據此，該投資管理公司同意代本公司投資人民幣30,000,000元於包含中國之上市證券、國家債券及各類資金之短期投資組合中。該協議為期十二個月，由二零零二年七月二十三日至二零零三年七月二十二日。

27. 現金及現金等價物及已抵押存款

	附註	本集團		本公司	
		二零零二年	二零零一年	**二零零二年**	二零零一年
		人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金及銀行存款		**254,367**	266,604	**132,467**	126,416
定期存款		**735,568**	646,750	**445,728**	531,614
		989,935	913,354	**578,195**	658,030
減：抵押定期存款：					
為應付票據抵押	28	**(152,568)**	(23,302)	**(12,269)**	(16,446)
為附屬公司之銀行信貸額抵押	38(d)	**–**	–	**(92,829)**	–
為銀行貸款抵押	32(a)	**(5,301)**	–	**–**	–
為擔保抵押	38(a)	**(16,210)**	–	**–**	–
現金及現金等價物		**815,856**	890,052	**473,097**	641,584

28. 應付賬款及應付票據

於結算日，按照發票日之應付賬款及應付票據賬齡分析如下：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
90天以內	**345,978**	207,128	**156,401**	129,102
91至180天	**74,773**	74,711	**30,560**	40,673
181至365天	**30,357**	38,860	**13,914**	25,490
1至2年	**18,196**	30,875	**9,245**	14,366
2年以上	**24,785**	21,680	**13,087**	11,801
	494,089	373,254	**223,207**	221,432

28. 應付賬款及應付票據(續)

本集團約有人民幣56,950,000元(二零零一年：人民幣44,020,000元)的應付票據是以本集團約人民幣152,568,000元(二零零一年：人民幣23,302,000元)的存款作抵押。

本公司約有人民幣20,000,000元(二零零一年：人民幣22,520,000元)的應付票據是以本公司及其一家附屬公司分別約人民幣12,269,000元(二零零一年：人民幣16,446,000元)及人民幣20,000,000元(二零零一年：無)的存款作抵押。

本集團及本公司計入應付賬款及應付票據項下的金額分別為人民幣13,829,000元(二零零一年：無)及人民幣10,539,000元(二零零一年：無)欠一聯營公司的應付賬款。還款的信貸條款與該聯營公司提供其主要客戶的條款相約。

29. 其他應付款及應計負債

		本集團		本公司	
	附註	**二零零二年**	二零零一年	**二零零二年**	二零零一年
		人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應計負債及其他負債		**343,114**	253,411	**145,960**	127,485
產品保用準備	30	**5,202**	4,202	**2,202**	2,202
應付關連公司款項	24	**12,130**	14,612	**–**	–
應付控股公司款項	25	**27,101**	7,894	**–**	–
		387,547	280,119	**148,162**	129,687

30. 產品保用準備

	本集團	本公司
	人民幣千元	*人民幣千元*
年初	4,202	2,202
增加準備	6,416	3,037
年內使用數額	(5,416)	(3,037)
於二零零二年十二月三十一日	5,202	2,202

本集團為其出售之若干拖拉機及零件向客戶提供一年保養，如產品出現瑕疵不全時，客戶可獲提供維修或更換服務。產品保用準備數額按維修中心之單位收費，以及按可能需要維修保養之已售拖拉機及零件估計數目計算。本集團會不斷檢討估計基準，並於適當時候作出修訂。

31. 客戶存款

本集團之客戶存款項內包括有為數約人民幣43,316,000元(二零零一年：無)屬由一聯營公司存入的存款；為數約人民幣12,333,000元(二零零一年：無)屬由控股公司存入的存款；及為數約人民幣16,890,000元(二零零一年：無)屬由一關連公司存入的存款。

32. 附帶利息之銀行貸款和其他貸款

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
銀行貸款：				
有抵押	**100,750**	74,420	**–**	–
無抵押	**69,100**	153,140	**20,000**	25,000
	169,850	227,560	**20,000**	25,000
無抵押的其他貸款	**200**	29,500	**–**	–
	170,050	257,060	**20,000**	25,000

上述本集團及本公司於二零零二年十二月三十一日及於二零零一年十二月三十一日的所有銀行貸款及其他貸款均須於一年內償還。

(a) 於二零零二年十二月三十一日，本集團若干銀行貸款為數人民幣93,750,000元(二零零一年：人民幣74,420,000元)、人民幣4,820,000元(二零零一年：無)及人民幣2,180,000元(二零零一年：無)乃以本集團賬面淨值總額約人民幣39,990,000元(二零零一年：人民幣34,881,000元)之若干建築物及機器、約人民幣5,301,000元(二零零一年：無)之定期存款及約人民幣2,431,000元(二零零一年：無)之應收票據作抵押。

於結算日，控股公司為本集團向若干銀行及其他貸款作出擔保，該貸款金額分別為人民幣23,900,000元及人民幣200,000元(二零零一年：分別為人民幣34,700,000元及人民幣200,000元)。

此外，截至二零零二年十二月三十一日，本集團若干銀行貸款人民幣18,500,000元由一獨立第三方擔保。有關擔保的進一步詳情載於財務報表附註38(b)內。

(b) 其他貸款均為無抵押，按年利率7%(二零零一年：按年利率由5.85%至8.4%)計息。

33. 遞延稅項

	本集團和本公司	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
年初	**1,234**	3,702
年內減少(附註10)	**(1,234)**	(2,468)
於十二月三十一日	**–**	1,234

本集團及本公司就於一九九七年收取之H股超額認購所得款項之利息收入因記賬與繳稅時差作遞延稅項準備。

34. 股本

	本公司	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
註冊、已發行和繳足之股本：		
每股面值人民幣1.00元之國有法人股	**450,000**	450,000
每股面值人民幣1.00元之H股	**335,000**	335,000
	785,000	785,000

於二零零二年及二零零一年十二月三十一日止兩個年度，股本概無變動。

35. 儲備

本集團

	資本公積	**法定公積金**	**法定公益金**	**儲備基金**	**企業發展基金**	**留存收益／(累積虧損)**	**合計**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
於二零零一年一月一日	1,378,840	58,169	58,169	564	320	(54,931)	1,441,131
本年虧損淨額	–	–	–	–	–	(117,799)	(117,799)
撥自／(撥往)儲備	–	409	409	270	270	(1,358)	–
於二零零一年十二月三十一日及年初結餘	1,378,840	58,578	58,578	834	590	(174,088)	1,323,332
本年虧損淨額	–	–	–	–	–	(59,490)	(59,490)
撥自／(撥往)儲備		877	877	338	338	(2,430)	–
於二零零二年十二月三十一日	1,378,840	59,455	59,455	1,172	928	(236,008)	1,263,842
儲備保留於：							
本公司及其附屬公司	1,378,840	59,455	59,455	1,172	928	(201,837)	1,298,013
聯合控制企業	–	–	–	–	–	3,669	3,669
聯營公司	–	–	–	–	–	(37,840)	(37,840)
於二零零二年十二月三十一日	1,378,840	59,455	59,455	1,172	928	(236,008)	1,263,842
本公司及其附屬公司	1,378,840	58,578	58,578	834	590	(141,377)	1,356,043
聯合控制企業	–	–	–	–	–	9,289	9,289
聯營公司	–	–	–	–	–	(42,000)	(42,000)
於二零零一年十二月三十一日	1,378,840	58,578	58,578	834	590	(174,088)	1,323,332

由收購附屬公司及聯合控制企業所產生之若干商譽及負商譽數額，分別維持於抵銷綜合留存收益中扣除及計入資本儲備(二零零二年十二月三十一日及二零零一年十二月三十一日的結餘：無)，詳情見財務報表附註15及17。

35. 儲備(續)

本公司

	資本公積 人民幣千元	法定公積金 人民幣千元	法定公益金 人民幣千元	累積虧損 人民幣千元	合計 人民幣千元
於二零零一年一月一日	1,378,840	48,388	48,388	(46,050)	1,429,566
本年虧損淨額	–	–	–	(115,922)	(115,922)
於二零零一年十二月三十一日及年初結餘	1,378,840	48,388	48,388	(161,972)	1,313,644
本年虧損淨額	–	–	–	(36,567)	(36,567)
於二零零二年十二月三十一日	1,378,840	48,388	48,388	(198,539)	1,277,077

根據有關中國公司法及本公司之章程，本公司須將根據中國會計準則和制度所釐定之每年法定稅後利潤的10%及5%至10%分別撥往法定公積金(「公積金」)及法定公益金(「公益金」)。當本公司之公積金結餘達到註冊資本50%後，則毋須再提取公積金。

公積金只可用作抵銷本公司累積虧損、擴大生產規模或增加實繳股本。

公益金需用於本公司職工之集體福利。

由於本公司於本年度錄得虧損，董事會建議不提取公積金及公益金。

於結算日，本公司並無動用任何公積金及公益金。

本年內，附屬公司撥往公積金、公益金、儲備基金及企業發展基金而列入本集團財務報表之總數分別為人民幣877,000元(二零零一年：人民幣409,000元)、人民幣877,000元(二零零一年：人民幣409,000元)、人民幣338,000元(二零零一年：人民幣270,000元)及人民幣338,000元(二零零一年：人民幣270,000元)。撥往若干儲備之分配須經各自附屬公司董事會之批准，而根據會計實務準則第9號(經修訂)規定，如須於結算日後批准之分配則不應記入資產負債表。然而，須經結算日後發出批准之分配而已於資產負債表確認者，由於數額並不重大，因此並無作出撥回。

於二零零二年十二月三十一日，本公司並沒有可供現金或實物分配的留存收益(二零零一年：無)。

於二零零二年十二月三十一日，根據中國公司法，本公司可以轉增股本形式分配的資本公積中約有人民幣13.8億元(二零零一年：人民幣13.8億元)。

36. 綜合現金流量表附註

(a) 如財務報表附註2所述，會計實務準則第15號於本年度獲採納，導致現金流量表的格式改變。綜合現金流量表以三個類別呈示現金流量，分別為經營活動、投資活動及融資活動的現金流量，而不是過往須呈示的五個類別，該五個類別除了上述三個類別外，還有投資回報及籌資費用及支付稅金的現金流量。由呈示變動而產生的重大重新分類是支付稅金及已收及已付利息計入經營活動的現金流量，已收股息計入投資活動的現金流量，已付股息計入融資活動的現金流量。二零零一年作呈示比較的現金流量表已按新格式作出相應調整。

(b) 收購附屬公司

	附註	**二零零二年** ***人民幣千元***	二零零一年 *人民幣千元*
已收購的淨資產為：			
固定資產	13	**7,210**	–
現金及銀行存款		**7,454**	–
應收貸款		**34,482**	–
應收票據		**396**	–
預付所得稅		**493**	–
其他應收賬款		**9,141**	–
客戶存款		**(47,568)**	–
其他應付款項		**(8,156)**	–
		3,452	–
收購產生的負商譽	15	**(2,614)**	–
		838	–
支付方法：			
現金		**838**	–

收購附屬公司之現金及現金等價物淨流入分析如下：

	二零零二年 ***人民幣千元***	二零零一年 *人民幣千元*
獲得現金及銀行存款	**7,454**	–
現金代價	**(838)**	–
收購附屬公司之現金及現金等價物淨流入	**6,616**	–

上述收購事項乃關於一拖財務之收購，有關詳情載於財務報表附註41(c)。

自收購之日起計算，一拖財務截至二零零二年十二月三十一日止年度為本集團帶來約人民幣7,528,000元的其他收入及收益。一拖財務收購後為本集團截至二零零二年十二月三十一日止年度帶來除稅後除少數股東權益前溢利約人民幣5,017,000元。

36. 綜合現金流量表附註(續)

(c) 主要非現金交易

截至二零零二年十二月三十一日止年度，本集團一間附屬公司之少數股東以非流動資產作出資本出資價值人民幣9,786,000元，非現金流動資產人民幣52,232,000元及流動負債人民幣56,426,000元。

37. 退休福利

本公司已參加由洛陽市政府管理之中央定額退休金計劃。據此，本公司同意按員工每年工資總額的27%(二零零一年：28%)作為供款。當員工退休時，所有退休員工之工資從該退休金計劃中支付。

38. 或然負債

(a) 於二零零二年十二月三十一日，本公司附屬公司一拖財務就一間銀行代表控股公司擁有50%股權(二零零一年：無)的美德發出某些履約保證書而向該銀行提供最高為人民幣12,485,000元的擔保。本集團以某些總數人民幣16,210,000元的定期存款作為該項擔保的抵押。美德將為數人民幣12,485,000元的款項存放於一拖財務作為一拖財務向該銀行提供上述擔保的抵押。於財務報表批准日期，上述擔保中人民幣9,275,000元已獲解除。

(b) 於二零零二年十二月三十一日，本公司附屬公司一拖清江就一銀行向一獨立第三方發放總數人民幣21,300,000元的貸款而向該銀行提供共同及個別擔保，作為總數與前述金額相同的多項銀行貸款的抵押。該等或然負債並無在本集團財務報表中作出準備。上述獨立第三方亦有就該銀行向一拖清江發放總數人民幣18,500,000元的貸款向該銀行提供共同及個別擔保，作為多項總數與前述金額相同的銀行貸款的抵押。

(c) 於二零零二年十二月三十一日，本公司就某些附屬公司的融資額度而向一拖財務提供金額約為人民幣115,000,000元(二零零一年：人民幣151,300,000元)的公司擔保。該融資額度已動用約人民幣115,000,000元(二零零一年：人民幣96,300,000元)。該等或然負債並無在本公司財務報表中作出準備。

(d) 於二零零二年十二月三十一日，本公司將約人民幣92,829,000元之定期存款抵押給某些銀行作為該等銀行向一附屬公司提供銀行融資額度的抵押。該融資額度已動用人民幣50,000,000元。該等或然負債並無在本公司財務報表中作出準備。

除以上所述者外，本集團及本公司均無任何重大或然負債。

39. 經營租約安排

(a) 作為出租人

本公司根據經營租約安排出租若干房屋與建築物(財務報表附註13)。房屋與建築物,以及機器之租約均按一至五年租期釐定。租約之條款一般亦規定租客支付按金,並有訂明按實際市況定期調整租金。

於二零零二年十二月三十一日,本集團及本公司根據下列期間到期、與租客簽訂之不可撤銷經營租約而於未來應收之最低租賃款項總額如下:

	本集團和本公司	
	二零零二年	二零零一年
	人民幣千元	*人民幣千元*
一年內	**4,415**	3,111
第二至第五年(首尾兩年包括在內)	**12,491**	10,560
	16,906	13,671

(b) 作為承租人

本集團根據經營租約安排承租若干土地、房屋與建築物、廠房及機器。土地及房屋與建築物之租期按一至五十年之租期釐定,而廠房及機器之租期為一年並可獲選擇續期。

於二零零二年十二月三十一日,本集團及本公司根據於下列期間到期之不可撤銷經營租約而於未來支付之最低租賃款項總額如下:

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一年內	**13,299**	12,299	**10,000**	10,000
第二至第五年(首尾兩年包括在內)	**30,562**	37,744	**21,740**	31,740
五年後	**229,839**	228,389	**196,795**	201,794
	273,700	278,432	**228,535**	243,534

40. 資本承擔

除於上文附註39(b)詳述之經營租賃承擔外，本集團及本公司於結算日有以下資本承擔：

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已簽約但未撥備：				
購置廠房及機器	**25,529**	19,241	**22,494**	17,213
購入一聯營公司股權	**–**	12,415	**–**	–
購入長期投資(附註)	**3,640**	–	**3,640**	–
	29,169	31,656	**26,134**	17,213
已批准但未簽約：				
購置廠房及機器	**147,793**	–	**147,793**	–
向附屬公司額外注資之資本承擔	**–**	–	**165,007**	174,075
	147,793	–	**312,800**	174,075
	176,962	31,656	**338,934**	191,288

附註：於二零零二年十二月六日，本公司與控股公司及一拖柴油機簽訂一份合資合同，共同成立一拖(洛陽)燃油噴射有限公司(「燃油噴射公司」)，該公司將從事油泵及有關的零配件的設計、製造及銷售。燃油噴射公司擬定註冊資本為人民幣52,000,000元，其中控股公司以資產出資形式出資人民幣39,000,000元，佔燃油噴射公司註冊資本的75%，一拖柴油機與本公司分別以現金出資人民幣9,360,000元及人民幣3,640,000元，分別佔燃油噴射公司18%及7%的註冊資本。

41. 關連人士交易

(a) 本年度，本集團與控股公司集團，包括控股公司之附屬公司及聯營公司的重大交易如下：

	附註	**二零零二年**	二零零一年
		人民幣千元	*人民幣千元*
銷售原材料及零部件	(i)	**93,848**	100,766
購買原材料及零部件	(i)	**188,921**	172,151
支付動力費	(ii)	**77,981**	57,054
支付福利及後勤服務費	(iii)	**21,426**	38,507
支付運輸費	(iii)	**4,409**	3,569
支付研究及開發費用	(iv)	**2,546**	2,308
支付土地租金	(v)	**5,000**	5,000
支付商標費	(vi)	**2,546**	2,308
支付租金：			
建築物	(vii)	**2,053**	2,143
機器及設備	(vii)	**3,060**	2,657
支付代理服務費	(viii)	**755**	989
授出貸款	(ix)	**107,500**	–
票據貼現	(ix)	**86,261**	–
利息收入，包括貼現票據收費	(ix)	**2,866**	–

41. 關連人士交易（續）

上述交易包括本集團與其聯營公司一拖柴油機（亦為控股公司一附屬公司）進行之重大交易。本集團與一拖柴油機在本集團於二零零二年三月收購一拖柴油機後，本集團與一拖柴油機進行之重大交易概述如下：

	附註	二零零二年 人民幣千元
銷售原材料及零部件	(i)	16,935
購買原材料及零部件	(i)	62,492
授出貸款	(ix)	15,400
票據貼現	(ix)	22,550
利息收入，包括貼現票據收費	(ix)	810

(b) 本年度一拖清江及其少數股東之重大交易如下：

	附註	二零零二年 人民幣千元	二零零一年 人民幣千元
銷售原材料及零部件	(i)	**4,734**	2,557
購買原材料及零部件	(i)	**16,830**	11,719
收取動力費	(ii)	**1,251**	1,529

附註：

(i) 根據有關協議，原材料及零部件之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等原材料或零部件並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(ii) 根據有關協議，動力之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(iii) 根據有關協議，福利及後勤服務與運輸服務之價格，在適用之情況下乃參考國家定價（即根據中國有關規定之指定價格）釐定，如該等服務並無國家定價，則為市價或協定價格兩者之較低者，而協定價不得超過上一年價格再加上若干中國消費物價指數調整之數額。

(iv) 根據有關協議，日常研究及開發服務之定價乃根據本公司全年營業淨額0.2%（二零零一年：0.2%）計算。

(v) 根據有關協議，使用土地之全年租金為人民幣5,000,000元（二零零一年：人民幣5,000,000元），除非有關之國有土地管理局宣佈調整土地租金。

(vi) 根據有關協議，商標使用的價格按本公司全年營業淨額的0.2%（二零零一年：0.2%）計算。

(vii) 根據有關協議，建築物及機器設備之租賃價格根據相關資產之折舊計算。

(viii) 根據有關協議，代理費用價格乃按照透過代理出售貨品之發票值之若干百分比計算。

(ix) 交易乃參照人民銀行規定的條款和利率進行。

41. 關連人士交易(續)

(c) 收購一拖財務

作為本集團其後收購一拖財務而進行重組的一部份，一拖建築與控股公司於二零零二年六月一日訂立一份協議，據此，控股公司以按成本釐定的現金代價人民幣19,890,000元向一拖建築收購其持有一拖財務18.08%股權。於出售前，一拖建築收到一拖財務退回的現金出資款人民幣10,000,000元。出售完成後，控股公司持有一拖財務的股權增加至99.9%，而一拖建築持有一拖財務餘下0.1%股權。

二零零二年六月十四日，本公司與控股公司訂立協議，據此，本公司以現金代價人民幣838,000元向控股公司收購其持有一拖財務99.9%股權。有關代價乃參照一拖財務於二零零二年六月九日的資產淨值(在控股公司和一拖建築購回一拖財務大部份資本後)，並經中國獨立估值師評估後釐定。此後，本公司及一拖建築分別持有一拖財務99.9%及0.1%股權。

該項收購完成後，本公司及一拖建築分別以現金人民幣269,341,000元及人民幣29,999,000元，向一拖財務注入額外資本，此後，一拖財務的資本增加至人民幣300,000,000元，本公司及一拖建築分別持有一拖財務90%及10%的股權。

於二零零二年六月二十日，本公司與控股公司、一拖國際經濟貿易有限公司(「國貿公司」，為控股公司的全資附屬公司)、一拖柴油機及一獨立第三方訂立多項協議，據此，本公司分別向控股公司、國貿公司、一拖柴油機及該獨立第三方出售一拖財務1%、1%、7%及1.33%的股權，代價分別為人民幣3,000,000元、人民幣3,000,000元、人民幣21,000,000元及人民幣4,000,000元。自此，本公司持有一拖財務79.67%的股權，而餘下的一拖財務10%、1%、1%、7%及1.33%的股權分別由一拖建築、控股公司、國貿公司、一拖柴油機及該獨立第三方持有。本公司出售上述一拖財務的權益，因人民銀行發出通告，規定一拖財務最少須有五名股東。

(d) 於結算日，控股公司擔保若干借予本集團的銀行貸款及其他貸款，擔保上限分別為人民幣23,900,000元(二零零一年：人民幣34,700,000元)及人民幣200,000元(二零零一年：人民幣200,000元)。有關擔保的進一步詳情載於財務報表附註32(a)。

(e) 於本年度，一拖財務就一間銀行為美德出具若干的履約保證書，向該銀行作出為數達人民幣12,485,000元的擔保。有關擔保的進一步詳情載於財務報表附註38(a)。

(f) 有關與關連方之餘額的進一步詳情載於財務報表附註20、24、25、28及31。

42. 委托存款及委托貸款

於二零零二年十二月三十一日，控股公司於一拖財務存入委托存款人民幣1,500,000元，以作向控股公司指定的一方借出貸款。

於二零零二年十二月三十一日，一獨立第三方於一拖財務存入委托存款人民幣2,000,000元，以作向該獨立第三方指定的控股公司借出貸款。

由於存款人承擔信貸風險，該等交易的有關資產及負債並不列入本集團的綜合財務報表。

43. 抵押資產

有關本集團應付票據及銀行貸款，及由一家銀行為關連方發行，並由本集團資產抵押的表現債券詳情分別載於財務報表附註28、32及38(a)。

44. 結算日後事項

董事現時正就一拖財務與控股集團在本年度進行的財務交易予以適當披露及尋求股東批准。該等財務交易的詳情載於財務報表附註41。

此外，董事現正就財務交易協議與控股公司進行協商，根據該協議，一拖財務同意在未來三年向控股公司提供財務服務，而該協議的完成須(其中包括)獲獨立股東批准及符合上市規則其他程序的要求。

45. 比較數字

如財務報表附註2所詳述，由於在本年度採納若干新增及經修訂會計實務準則，於財務報表之若干項目及結餘之會計處理方法及呈報方式已作修訂，以符合新規定。因此，若干比較數額已重新分類，以符合本年度之呈報方式。

46. 財務報告之批准

董事會於二零零三年四月二十五日批准及授權發佈本財務報表。